             As filed with the Securities and Exchange Commission on May 7, 1996
                                                      Registration No.  333-2600
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                         ------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                               ALVEY SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

      DELAWARE                         1796, 7373, 3535, 3537            43-0157210
(State or other jurisdiction of     (Primary Standard Industrial      (I.R.S. Employer
incorporation or organization)      Classification Code Numbers)     Identification No.)


                         101 S. HANLEY ROAD, SUITE 1300
                            ST. LOUIS, MISSOURI 63105
                                 (314) 863-5776
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                               WILLIAM R. MICHAELS
                Chairman of the Board and Chief Executive Officer
                               Alvey Systems, Inc.
                        101 S. Hanley Street, Suite 1300
                            St. Louis, Missouri 63105
                                 (314) 863-5776
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                 WITH A COPY TO:
                             KENNETH M. DORAN, ESQ.
                             Gibson, Dunn & Crutcher
                             333 South Grand Avenue
                       Los Angeles, California 90071-3197
                                 (213) 229-7000

                         ------------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                         ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               ALVEY SYSTEMS, INC.
                              CROSS REFERENCE SHEET

  Pursuant to Item 501(b) of Regulation S-K showing location in the Prospectus of Information Required by Items in Form S-4


ITEM IN FORM S-4                                                      CAPTION IN PROSPECTUS
- ----------------------------------------------------------------      -------------------------------------------------------------
1.   Forepart of the Registration Statement and Outside Front
     Cover Page of Prospectus. . . . . . . . . . . . . . . . . .      Facing Page; Cross-Reference Sheet; Outside Front Cover Page
                                                                      of Prospectus

2.   Inside Front and Outside Back Cover Pages of Prospectus . .      Available Information; Table of Contents; Inside Front Cover
                                                                      Pages of Prospectus

3.   Risk Factors, Ratio of Earnings to Fixed Charges and Other
     Information . . . . . . . . . . . . . . . . . . . . . . . .      Summary; Risk Factors; Transactions Related to the Offering;
                                                                      The Exchange Offer; Selected Historical Condensed Consolidated
                                                                      Financial and Other Data

4.   Terms of the Transaction. . . . . . . . . . . . . . . . . .      Summary; Risk Factors; Description of Notes; Incorporation of
                                                                      Certain Documents by Reference

5.   Pro Forma Financial Information . . . . . . . . . . . . . .      Not Applicable

6.   Material Contacts with the Company Being Acquired . . . . .      Not Applicable

7.   Additional Information Required for Reoffering by Persons
     and Parties Deemed to be Underwriters . . . . . . . . . . .      Not Applicable

8.   Interests of Named Experts and Counsel. . . . . . . . . . .      Legal Matters; Independent Auditors

9.   Disclosure of Commission Position on Indemnification for
     Securities Act Liabilities. . . . . . . . . . . . . . . . .      Not Applicable

10.  Information with Respect to S-3 Registrants . . . . . . . .      Not Applicable

11.  Incorporation of Certain Information by Reference . . . . .      Incorporation of Certain Documents by Reference

12.  Information with Respect to S-2 or S-3 Registrants. . . . .      Not Applicable

13.  Incorporation of Certain Information by Reference . . . . .      Not Applicable

14.  Information with Respect to Registrants Other than S-3 or
     S-2 Registrants . . . . . . . . . . . . . . . . . . . . . .      Prospectus Cover Page; Available Information; Summary;
                                                                      Unaudited Pro Forma Condensed Consolidated Financial
                                                                      Statements; Selected Historical Condensed Consolidated
                                                                      Financial and Other Data; Management's Discussion and Analysis
                                                                      of Financial Condition and Results of Operations; Business;
                                                                      Index to Financial Statements

15.  Information with Respect to S-3 Companies . . . . . . . . .      Not Applicable

16.  Information with Respect to S-2 or S-3 Companies. . . . . .      Not Applicable

17.  Information with Respect to Companies other than S-3 or S-2
     Companies . . . . . . . . . . . . . . . . . . . . . . . . .      Not Applicable

18.  Information if Proxies, Consents or Authorizations are to be
     Solicited . . . . . . . . . . . . . . . . . . . . . . . . .      Not Applicable

19.  Information if Proxies, Consents or Authorizations are not
     to be Solicited or in an Exchange Offer . . . . . . . . . .      Management; Certain Transactions; Principal Stockholders

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED MAY 7, 1996

                              ALVEY SYSTEMS, INC.
                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
                   11 3/8% SENIOR SUBORDINATED NOTES DUE 2003
                  ($100,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                 FOR 11 3/8% SENIOR SUBORDINATED NOTES DUE 2003

    The Exchange Offer and withdrawal rights will expire at 5:00 p.m., New  York
City  time, on            , 1996  (as such date may be extended, the "Expiration
Date").

    Alvey Systems, Inc., a Delaware corporation (the "Company") and a wholly owned subsidiary of Pinnacle Automation, Inc., a Delaware corporation ("Pinnacle"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange $1,000 in principal amount of its 11 3/8% Senior Subordinated Notes due 2003 (the "New Notes") for each $1,000 in principal amount of its outstanding 11 3/8% Senior Subordinated Notes due 2003 (the "Old Notes") (the Old Notes and the New Notes are collectively referred to herein as the "Notes"). An aggregate principal amount of $100,000,000 of Old Notes is outstanding. See "The Exchange Offer."

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Notes where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date (as defined herein) and ending on the close of business one year after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    The Company will accept for exchange any and all Old Notes that are validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of the Old Notes being tendered for exchange. However, the Exchange Offer is subject to the terms and provisions of the Registration Rights Agreement, dated as of January 24, 1996 (the "Registration Rights Agreement"), among the Company, Pinnacle and NationsBanc Capital Markets, Inc. (the "Initial Purchaser"). The Old Notes may be tendered only in multiples of $1,000. See "The Exchange Offer."

                                                        (continued on next page)

                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 22 HEREIN FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY HOLDERS IN EVALUATING THE EXCHANGE OFFER
                             ---------------------

 THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS  THE
       SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES
            COMMISSION PASSED UPON THE  ACCURACY OR ADEQUACY  OF
                THIS  PROSPECTUS. ANY  REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS           , 1996

          The Old Notes were issued in a transaction (the "Prior Offering") pursuant to which the Company issued an aggregate of $100,000,000 principal amount of the Old Notes to the Initial Purchaser on January 24, 1996 (the "Closing Date") pursuant to a Purchase Agreement, dated January 19, 1996 (the "Purchase Agreement"), among the Company, Pinnacle and the Initial Purchaser. The Initial Purchaser subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company and the Initial Purchaser also entered into the Registration Rights Agreement, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes. See "The Exchange Offer - Purpose and Effect."

          The Old Notes were, and the New Notes will be, issued under the Indenture, dated as of January 24, 1996 (the "Indenture"), among the Company and The Bank of New York, as trustee (in such capacity, the "Trustee"). The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of New Notes will not be entitled to liquidated damages equal to $.05 per week per $1,000 principal amount of Old Notes held by such holders (up to a maximum amount of $0.30 per week per $1,000 principal amount) otherwise payable under the terms of the Registration Rights Agreement in respect of the Old Notes held by such holders during any period in which a Registration Default (as defined) is continuing (the "Liquidated Damages") and (iii) holders of New Notes will not be, and upon the consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities. The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to The Bank of New York, as registrar of the Old Notes (in such capacity, the "Registrar") under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are validly tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer - Termination of Certain Rights" and "Procedures for Tendering Old Notes" and "Description of Notes."

          The New Notes will bear interest at a rate equal to 11 3/8% per annum. Interest on the New Notes is payable semiannually, commencing July 31, 1996, on January 31 and July 31 of each year (each, an "Interest Payment Date") and shall accrue from January 24, 1996 or from the most recent Interest Payment Date with respect to the Old Notes to which interest was paid or duly provided for. The New Notes will mature on January 31, 2003. See "Description of Notes."

          The New Notes will not be redeemable at the Company's option prior to January 31, 2000. Thereafter, the New Notes will be redeemable by the Company at the redemption prices and subject to the conditions set forth in "Description of Notes - Optional Redemption." Notwithstanding the foregoing, at any time on or before January 31, 1999, the Company may (but shall not have the obligation to) redeem up to 35% of the original aggregate principal amount of the New Notes at a redemption price of 111.375% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net proceeds of an Equity Offering (as defined herein) made by the Company or of a capital contribution made by Pinnacle to the common equity capital of the Company with the net proceeds of an Equity Offering made by Pinnacle; PROVIDED that at least 65% of the aggregate principal amount of New Notes originally issued remain outstanding immediately after the occurrence of such redemption; and PROVIDED, FURTHER, that such redemption shall occur within 75 days of the date of the closing of such Equity Offering. Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all outstanding New Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase. There is no assurance that the Company will have adequate funds to repurchase the New Notes upon a Change in Control. See "Description of Notes - Repurchase of New Notes at the Option of the Holders - Change of Control."

          The New Notes will be general unsecured obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, including borrowings under the Credit Agreement (as defined herein). The New Notes will also be effectively subordinated to all of the indebtedness of the Company's Subsidiaries. As of March 31, 1996, the Notes were subordinate to approximately $_________ of Senior Indebtedness, including approximately $2.0 million of outstanding letters of credit and $______ million of Senior Bank Debt outstanding under the Credit Agreement (with an unfunded commitment of $_____ million at March 31, 1996 which, if funded, would be Senior Indebtedness). See "Description of Notes." See also "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The Indenture permits the Company and its subsidiaries to incur additional indebtedness, including additional Senior Indebtedness, subject to certain financial covenants.

          Based on existing interpretations of the Securities Act by the staff of the Securities and Exchange Commission (the "Commission") set forth in "no-action" letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer to any holder of Old Notes in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such holder (other than a broker-dealer who purchased Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder is not an affiliate of the Company, is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Holders wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met. In addition, if such holder is not a broker-dealer, it must represent that it is not engaged in, and does not intend to engage in, a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "The Exchange Offer - Resales of the New Notes." This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities.

          As of March 20, 1996, 1996, Cede & Co. ("Cede"), as nominee for The Depository Trust Company, New York, New York ("DTC"), was the sole registered holder of the Old Notes and held the Old Notes for 1 of its participants. The Company believes that no such participant is an affiliate (as such term is defined in Rule 405 of the Securities Act) of the Company. There has previously been only a limited secondary market, and no public market, for the Old Notes. The Old Notes are eligible for trading in the Private Offering, Resales and Trading through Automatic Linkages ("PORTAL") market. In addition, the Initial Purchaser has advised the Company that it currently intends to make a market in the New Notes; however, the Initial Purchaser is not obligated to do so and any market making activities may be discontinued by the Initial Purchaser at any time. Therefore, there can be no assurance that an active market for the New Notes will develop. If such a trading market develops for the New Notes, future trading prices will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on such factors, the New Notes may trade at a discount from their face value. See "Risk Factors - Lack of Public Market."

          The Company will not receive any proceeds from this Exchange Offer. Pursuant to the Registration Rights Agreement, the Company will bear certain registration expenses.

          THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

          The Old Notes were issued originally in global form (the "Global Old Note"). The Global Old Note was deposited with, or on behalf of, DTC, as the initial depository with respect to the Old Notes (in such capacity, the "Depository"). The Global Old Note is registered in the name of Cede, as nominee of DTC, and beneficial interests in the Global Old Note are shown on, and transfers thereof are effected only through, records maintained by the Depository and its participants. The use of the Global Old Note to represent certain of the Old Notes permits the Depository's participants, and anyone holding a beneficial interest in an Old Note registered in the name of such a participant, to transfer interests in the Old Notes electronically in accordance with the

Depository's established procedures without the need to transfer a physical certificate. New Notes issued in exhange for the Global Old Note will also be issued initially as a note in global form (the "Global New Note," and, together with the Global Old Note, the "Global Notes") and deposited with, or on behalf of, the Depository. After the initial issuance of the Global New Note, New Notes in certificated form will be issued in exchange for a holder's proportionate interest in the Global New Note only as set forth in the Indenture.

                                TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . .    5

Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

                                                                           22

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

The Exchange Offer . . . . . . . . . . . . . . . . . . . . . . . . . . .   26

Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   33

Pro Forma Financial Data . . . . . . . . . . . . . . . . . . . . . . . .   36

Selected Consolidated Financial
  Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   41

Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations. . . . . . . . . . . . . . . . . . . . . . .   44

Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   52

Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   64

Recapitalization of Pinnacle . . . . . . . . . . . . . . . . . . . . . .   70

Certain Relationships and
  Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   72

Principal Stockholders . . . . . . . . . . . . . . . . . . . . . . . . .   76

Description of Capital Stock . . . . . . . . . . . . . . . . . . . . . .   77

Description of Notes . . . . . . . . . . . . . . . . . . . . . . . . . .   85

Description of Credit Agreement. . . . . . . . . . . . . . . . . . . . .  108

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . .  110

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  110

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  110

Index to Financial Statements. . . . . . . . . . . . . . . . . . . . . .  F-1

                              AVAILABLE INFORMATION

     The Company has filed a registration statement on Form S-4 (together with any amendments thereto, the "Registration Statement") with the Commission under the Securities Act with respect to the New Notes. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the New Notes offered hereby. This Prospectus contains summaries of the material terms and provisions of certain documents and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such summary is qualified in its entirety by such reference.

          The Company is not currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has agreed that, so long as any Notes are outstanding (i) the Company will furnish to Holders of Notes all annual and quarterly reports and the information, documents, and other reports required to be filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act ("SEC Reports") if the Company were required to file SEC Reports and, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and
(ii) (a) prior to the effectiveness of the Registration Statement of which this Prospectus constitutes a part, the Company will furnish to Holders of Notes all annual financial information that would be required to be contained in a filing with the Commission on Form 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company and (b) after the effectiveness of the Registration Statement of which this Prospectus constitutes a part, the Company will furnish to Holders of Notes SEC Reports that would be required to be filed with the Commission if the Company were required to file SEC Reports and, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing). The Company has also agreed that, for so long as any Notes remain outstanding, it will furnish to Holders of Notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

          The Registration Statement (including the exhibits and schedules thereto) and the periodic reports and other information filed by the Company with the Commission may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates.

                               PROSPECTUS SUMMARY

          THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL DATA AND NOTES THERETO, APPEARING ELSEWHERE HEREIN. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "COMPANY" INCLUDES ALVEY SYSTEMS, INC. ("ALVEY") AND ITS SUBSIDIARIES, EACH OF WHICH OPERATES AS A SUBSIDIARY OF PINNACLE AUTOMATION, INC. ("PINNACLE"), A DELAWARE CORPORATION THAT OWNS ALL OF THE OUTSTANDING CAPITAL STOCK OF ALVEY. FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PARTICIPANTS IN THE EXCHANGE OFFER, SEE "RISK FACTORS."

                                   THE COMPANY

          Alvey, together with its five operating subsidiaries, is a MATERIALS HANDLING AND INFORMATION SYSTEMS company which produces equipment and related software and controls that enable manufacturers, distributors and retailers to operate their manufacturing plants, distribution centers and warehouses more efficiently. The combination of Alvey and its five operating subsidiaries creates synergies that enable the Company to offer its customers a breadth of technology and products, innovative solutions and superior technology. In connection with providing equipment and software, the Company's engineers and sales force work closely with its customers to analyze their specific manufacturing, distribution and warehousing needs and to design customized systems that improve its customers' efficiency and reduce their costs. As a full-service provider of materials and information handling products and services, the Company is uniquely positioned to offer to its customers integrated systems comprised of combinations of equipment, software and controls. The Company believes that its ability to offer both engineering design services as well as the equipment and related software necessary to implement integrated solutions to materials handling needs provides a distinct competitive advantage. See "Business - Overview; Products."

          The Company manufactures a broad range of materials handling equipment such as palletizers, depalletizers, conveyors, carousels and sorters which automate the physical acts of loading, unloading, sorting and transporting raw materials and finished products. In addition to moving materials, the Company's integrated systems incorporate advanced software and controls developed by the Company to collect data, process information and provide real-time feedback with respect to equipment performance and materials processing. While a majority of the Company's revenues are attributable to the manufacture and sale of equipment, approximately 45% of total revenues result from product support functions and non-manufactured products delivered in connection with sales of the Company's equipment. Such revenues are generated from engineering, software license fees, computer support services, systems and equipment maintenance, computer hardware and peripheral equipment, and the integration and installation of these products. See "Business - Overview; Products."

          The Company's customers include many of the largest companies in the United States, including many Fortune 500 and INC. 100 companies, such as General Electric, Procter & Gamble and Coca-Cola. In addition, the Company has successfully forged "value-added partnerships" with customers such as Anheuser-Busch, ConAgra, Gerber, Kellogg, Quaker Oats and Target. The Company believes that these partnerships demonstrate proven systems to potential new customers and serve as a source of new product ideas. Many of the Company's customers have reduced their engineering staffs and consequently look to the Company for design and engineering services with respect to their materials handling requirements. See "Business - Products; Customers."

          The Company's sales have increased from $72.3 million in 1989 to $288.0 million for the year ended December 31, 1995. The principal factors contributing to the Company's rapid growth in sales and operating performance listed in their order of importance include new product offerings and management initiatives, and acquisitions of complementary businesses. Net income increased from a net loss of $0.8 million in 1991 to net income of $4.4 million for the year ended December 31, 1995. Earnings before interest, taxes, extraordinary items, depreciation and amortization ("EBITDA") has increased from $4.2 million in 1989 to $20.1 million for the year ended December 31, 1995. As of December 31, 1995, the Company's backlog reached $143.9 million, an increase of approximately 25% from a backlog of $114.5 million at December 31, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          The Company's growth is also benefiting from certain market trends which the Company expects to continue. Constant changes in consumer demands and buying trends continuously offer new opportunities for materials handling and information systems applications as the need for a quick response to supply consumer needs is heightened. Trends such as third-party distribution, point-of-sale ordering, mixed-load shipments and more frequent, smaller quantity deliveries create new opportunities while enhancing the need for advanced software and integrated systems. Similarly, changes in packaging shapes and the elimination of secondary packaging create new challenges for manufacturers and distributors alike. The Company believes that the need to increase employee productivity, improve worker safety, improve margins and meet customer demands are factors which lead manufacturers and distributors to upgrade and replace their existing materials handling systems.

          The materials handling and related information systems industry is highly fragmented and very competitive. While certain competitors are larger than the Company and also offer materials handling systems and integrated solutions, the industry includes numerous small to medium sized suppliers who focus on specific market niches and/or singular applications. The suppliers in this group generally do not offer systems or integrated solutions, but instead offer individual kits, machines and applications. The Company believes that each of its operating entities is a leading manufacturer in each of its principal markets. See "Business - Industry Overview; Competition."

          In addition to the properties owned and operated by Alvey, Alvey owns five operating subsidiaries, including McHugh, Freeman & Associates, Inc. ("MFA"), located in Waukesha, Wisconsin, which was acquired in May 1989; Busse Bros., Inc. ("Busse"), located in Randolph, Wisconsin, which was acquired in April 1992; The Buschman Company ("Buschman"), located in Cincinnati, Ohio, which was acquired in October 1992; White Storage & Retrieval Systems, Inc. ("White"), located in Kenilworth, New Jersey, which was acquired in December 1993; and Weseley Software Development Corp. ("Weseley"), located in Shelton, Connecticut, which was acquired in January 1996. In addition, Alvey acquired Automation Equipment Company ("AEC"), which operates as a division of Alvey, in August 1994. Alvey is a wholly owned subsidiary of Pinnacle. Pinnacle has no assets or operations other than ownership of the outstanding capital stock of Alvey. The Company's executive offices are located at 101 S. Hanley, Suite 1300, St. Louis, Missouri 63105 and its phone number is (314) 863-5776.

                                BUSINESS STRATEGY

          The Company's business objective is to build on its position as a full-service provider of materials handling and information management products and services tailored to meet the individual needs of its customers. To achieve this objective, the Company is pursuing a growth strategy designed to increase its sales and further enhance its operating performance. Elements of the Company's strategy include product line expansions through internal development, further development of the Company's integrated systems approach, margin enhancement initiatives, enhancement of software and controls capabilities, exploitation of new and emerging market niches and the expansion of international sales. Material impediments to the implementation of the Company's strategy include, among other things, the continued availability of capital, the continued ability of the Company to attract and retain qualified personnel and the continued ability of the Company to effectively manage its growth and the costs thereof without lessening its emphasis on quality control and customer service. See "Business - Business Strategy."

                          RECENT TRANSACTIONS BY ALVEY

          The outstanding $100.0 million principal amount of Old Notes were sold by the Company to the Initial Purchaser on the Closing Date pursuant to the Purchase Agreement. The Initial Purchaser subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act. The Company, Pinnacle and the Initial Purchaser also entered into the Registration Rights Agreement, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes. See "The Exchange Offer" and "The Exchange Offer - Purpose and Effect."

          The net proceeds of the Prior Offering were used (i) to repay and fully discharge the approximately $46.2 million of outstanding senior secured indebtedness owing under Alvey's existing credit facilities, including accrued and unpaid interest (the "Credit Facility Repayment"); (ii) to repay the $2.3 million outstanding amount of the 11.95% Senior Subordinated Notes of Alvey (the "11.95% Notes"), including accrued and unpaid interest (the "Note Repayment"); and (iii) to facilitate a recapitalization of Pinnacle (the "Recapitalization") through the funding of a $21.5 million dividend to Pinnacle (the "Recapitalization Dividend"). Upon repayment of approximately $0.3 million principal amount of the 11.95% Notes held by executive officers and management of Pinnacle or Alvey in the Note Repayment, such executive officers and management purchased shares of a newly created class of preferred stock of Pinnacle (the "Pinnacle Series B Preferred Stock") with the proceeds received by them in the Note Repayment (the "Note Repayment Investment"). Concurrently with the consummation of the Prior Offering, Alvey and Pinnacle entered into a Credit Agreement with NationsBank, N.A., as administrative agent (the "Credit Agreement"), pursuant to which Alvey obtained a revolving credit facility in the amount of $30 million which is guaranteed by Pinnacle and the subsidiaries of Alvey. See "Description of Credit Agreement" for a description of the terms of the Credit Agreement. In addition, the Company used $15.0 million of the net proceeds of the Prior Offering to consummate the Weseley Acquisition (as defined below) and intends to use borrowings under the Credit Agreement to finance approximately $8.0 million of capital expenditures, of which approximately
$6.5 million will be spent in 1996, related to the construction and equipping of two new manufacturing facilities to provide additional manufacturing capacity in response to increased demand for the Company's products.

                          RECAPITALIZATION OF PINNACLE

          Upon consummation of the Prior Offering, the members of the Boards of Directors and executive officers of Pinnacle and Alvey ("Management") and an investor group (the "Investors") consisting of Vestar Equity Partners, L.P. ("Vestar"), Chemical Equity Associates, A California Limited Partnership ("Chemical") and Hancock Venture Partners IV-Direct Fund L.P. ("Hancock") effected the Recapitalization, pursuant to which the Investors purchased a substantial equity interest in Pinnacle. The Recapitalization consisted of the following transactions: (i) 48.9% of the common stock of Pinnacle (the "Pinnacle Common Stock") on a fully-diluted basis and outstanding warrants to purchase 9.1% of the fully-diluted outstanding shares of Pinnacle Common Stock (the "Pinnacle Original Warrants") were exchanged (the "Common Equity Exchange") for a combination of cash and shares of Pinnacle Series B Preferred Stock; (ii) each of the outstanding shares of Cumulative Exchangeable Preferred Stock of Pinnacle (the "Pinnacle Original Preferred Stock") and certain of the outstanding shares of Series A Senior Cumulative Exchangeable Preferred Stock of Pinnacle (the "Pinnacle Original Senior Preferred Stock") were redeemed (the "Redemption");
(iii) the remaining shares of Pinnacle Original Senior Preferred Stock were exchanged for Pinnacle Series B Preferred Stock (the "Preferred Stock Exchange"); and (iv) the Note Repayment Investment was effected. The Common Equity Exchange, the Redemption, the Preferred Stock Exchange and the Note Repayment Investment are collectively referred to herein as the "Recapitalization Transactions." See "Recapitalization of Pinnacle" for a more complete description of the Recapitalization Transactions. No member of Management exchanged or redeemed any equity interests in Pinnacle pursuant to the Common Equity Exchange or the Redemption. Members of Management that held shares of Pinnacle Original Senior Preferred Stock exchanged all of such shares for shares of Pinnacle Series B Preferred Stock pursuant to the Preferred Stock Exchange. As a result of the Recapitalization, Management and employees of Pinnacle and Alvey increased their ownership interest in Pinnacle Common Stock from approximately 42% to approximately 91% of the outstanding shares of Pinnacle Common Stock (or 65% on a fully-diluted basis, including giving effect to the exercise of the Pinnacle Warrants (as defined below)), and the Investors acquired preferred stock of Pinnacle with an aggregate stated liquidation value of $30 million and warrants to purchase 30% of the Pinnacle Common Stock on a fully-diluted basis.

          The total amount of cash required to fund the Recapitalization Transactions was $49.1 million. Pinnacle obtained the funds necessary to effect the Recapitalization from the Recapitalization Dividend and the proceeds from the sale to the Investors of 23,000 shares of Series A 9% Cumulative Convertible Preferred Stock of Pinnacle (the "Pinnacle Series A Preferred Stock") and 7,000 shares of Series C 9% Cumulative Convertible Preferred Stock of Pinnacle (the "Pinnacle Series C Preferred Stock" and, collectively with the Pinnacle Series A Preferred Stock, the "Pinnacle Investor Preferred Stock"), together with warrants to purchase up to 256,075 shares of Pinnacle Common Stock, representing 30% of the issued and outstanding shares of Pinnacle Common Stock on a fully-diluted basis after giving effect to the Recapitalization Transactions and the Weseley Acquisition (the "Pinnacle Warrants"), for an aggregate purchase price of $30 million (the "Pinnacle Preferred Stock and Warrants Offering"). Vestar, Chemical (and/or its successors and assigns) and Hancock hold approximately 70%, 23% and 7% of the Pinnacle Investor Preferred Stock and the Pinnacle Warrants, respectively.

          The Credit Facility Repayment, Note Repayment, Recapitalization Dividend, Credit Agreement, Pinnacle Preferred Stock and Warrants Offering, Recapitalization Transactions and the Prior Offering are collectively referred to herein as the "Financing Transactions."

          Pinnacle, Alvey and MFA entered into a definitive stock purchase agreement, dated as of December 20, 1995, pursuant to which, on January 29, 1996, MFA purchased all of the outstanding capital stock (the "Weseley Acquisition") of Weseley Software Development Corp. ("Weseley") for a purchase price of $15.0 million in cash. As a result of the Weseley Acquisition, Weseley has become a wholly owned subsidiary of MFA. In addition, subject to the continued employment of the former principal owner of Weseley and certain other conditions, certain designated employees of Weseley have an opportunity to earn stay bonuses in the aggregate amount of $625,000 per year for each of eight years and performance-based employee incentive compensation up to an aggregate maximum of $13 million which would be payable over time as described below.

          The performance-based incentive compensation will be paid on an annual basis to eligible employees of Weseley and will be equal to 38.5% of Weseley's EBITDA (excluding stay bonuses and incentive compensation for such year and certain other adjustments) in excess of $2.5 million until the first to occur of
(i) payments in the aggregate amount of $13 million have been made or (ii) the eighth anniversary of the Weseley Acquisition. All or a portion of the performance-based incentive compensation would be deemed "earned" in the event that Weseley meets or exceeds certain financial targets established by the Company in any of the years ending December 31, 1996, 1997 or 1998, or meets or exceeds 90% of the targeted amount on a cumulative basis over such three-year period.

          Weseley develops, markets and supports transportation management products and services which enable companies to better manage their shipping processes, leading to lower annual freight bills and improved customer service. Pinnacle plans to integrate Weseley's transportation management systems with MFA's warehouse management systems, creating a high-quality, seamless supply chain logistics product.

          The Weseley Acquisition is part of the Company's strategy to enhance its information systems expertise and to provide integrated solutions to a wide array of materials handling problems. The combination of MFA's warehouse management system with Weseley's transportation management system, which the Company believes can be integrated to operate as a single system, would link two integral stages of the materials handling chain.

                                COMPANY STRUCTURE

          Each of Alvey and its five subsidiaries are managed by Pinnacle. The following diagram depicts the Company's legal structure and capital infusions.

[Graphic]


- -------------

(1) This diagram does not depict certain inactive or non-operating direct or indirect subsidiaries of Alvey.

                               THE PRIOR OFFERING

          The outstanding $100.0 million principal amount of Old Notes were sold by the Company to the Initial Purchaser on the Closing Date pursuant to the Purchase Agreement among the Company, Pinnacle and the Initial Purchaser. The Initial Purchaser subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act. The Company, Pinnacle and the Initial Purchaser also entered into the Registration Rights Agreement pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes. See "The Exchange Offer" and "The Exchange Offer - Purpose and Effect."

                               THE EXCHANGE OFFER

The Exchange Offer . . . . . . . . .    The Company is offering upon the terms
                                        and subject to the conditions set forth
                                        herein and in the accompanying letter of transmittal (the "Letter of
                                        Transmittal"), to exchange $1,000 in
                                        principal amount of its 11 3/8% Senior
                                        Subordinated Notes due 2003 (the "New
                                        Notes," with the Old Notes and the New
                                        Notes collectively referred to herein as the "Notes") for each $1,000 in principal amount of the outstanding Old
                                        Notes (the "Exchange Offer"). As of the date of this Prospectus, $100.0 million in aggregate principal amount of the Old
                                        Notes is outstanding, the maximum amount authorized by the Indenture for all Notes. As of March 20, 1996, there was one registered holder of the Old Notes, Cede & Co. ("Cede"), which held the Old
                                        Notes for 20 of its participants.  See
                                        "The Exchange Offer - Terms of the
                                        Exchange Offer."

Expiration Date. . . . . . . . . . .    5:00 p.m., New York City time, on
                                        ________ ___, 1996 as the same may be
                                        extended.  See "The Exchange Offer -
                                        Expiration Date; Extensions;
                                        Amendments."

Conditions of the Exchange Offer . .    The Exchange Offer is not conditioned
                                        upon any minimum principal amount of Old
                                        Notes being tendered for exchange.  The
                                        only condition to the Exchange Offer is
                                        the declaration by the Commission of the effectiveness of the Registration
                                        Statement of which this Prospectus
                                        constitutes a part.  See "The Exchange
                                        Offer - Conditions of the Exchange
                                        Offer."

Termination of Certain Rights. . . .    Pursuant to the Registration Rights
                                        Agreement and the Old Notes, holders of
                                        Old Notes (i) have rights to receive
                                        Liquidated Damages and (ii) have certain rights intended for the holders of unregistered securities. "Liquidated
                                        Damages" means damages of $0.05 per week per $1,000 principal amount of Old Notes
                                        (up to a maximum of $0.30 per week per
                                        $1,000 principal amount) during the
                                        period in which a Registration Default
                                        is continuing pursuant to the terms of
                                        the Registration Rights Agreement.
                                        Holders of New Notes will not be and,
                                        upon consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to (i) the right to receive the Liquidated Damages or (ii) certain other rights under the Registration Rights
                                        Agreement intended for holders of
                                        unregistered securities.  See "The
                                        Exchange Offer - Termination of Certain
                                        Rights" and "Procedures for Tendering
                                        Old Notes."

Accrued Interest . . . . . . . . . .    The New Notes will bear interest at a
                                        rate equal to 11 3/8% per annum.
                                        Interest shall accrue from January 24,
                                        1996 or from the most recent Interest
                                        Payment Date with respect to the Old
                                        Notes to which interest was paid or duly provided for. See "Description of
                                        Notes--Principal, Maturity and
                                        Interest."

Procedures for Tendering Old Notes .    Unless a tender of Old Notes is effected
                                        pursuant to the procedures for book-
                                        entry transfer as provided herein, each
                                        holder desiring to accept the Exchange
                                        Offer must complete and sign the Letter
                                        of Transmittal, have the signature
                                        thereon guaranteed if required by the
                                        Letter of Transmittal, and mail or
                                        deliver the Letter of Transmittal,
                                        together with the Old Notes or a Notice
                                        of Guaranteed Delivery and any other
                                        required documents (such as evidence of
                                        authority to act, if the Letter of
                                        Transmittal is signed by someone acting
                                        in a fiduciary or representative
                                        capacity), to the Exchange Agent (as
                                        defined) at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. Any Beneficial Owner
                                        (as defined) of the Old Notes whose Old
                                        Notes are registered in the name of a
                                        nominee, such as a broker, dealer,
                                        commercial bank or trust company and who wishes to tender Old Notes in the Exchange Offer, should instruct such entity or person to promptly tender on such Beneficial Owner's behalf. See
                                        "The Exchange Offer - Procedures for
                                        Tendering Old Notes."

Guaranteed Delivery Procedures . . .    Holders of Old Notes who wish to tender
                                        their Old Notes and (i) whose Old Notes
                                        are not immediately available or
                                        (ii) who cannot deliver their Old Notes
                                        or any other documents required by the
                                        Letter of Transmittal to the Exchange
                                        Agent prior to the Expiration Date (or
                                        complete the procedure for book-entry
                                        transfer on a timely basis), may tender
                                        their Old Notes according to the
                                        guaranteed delivery procedures set forth in the Letter of Transmittal. See "The
                                        Exchange Offer - Guaranteed Delivery
                                        Procedures."

Acceptance of Old Notes and Delivery
   of New Notes. . . . . . . . . . .    Upon effectiveness of the Registration
                                        Statement of which this Prospectus
                                        constitutes a part and consummation of
                                        the Exchange Offer, the Company will
                                        accept any and all Old Notes that are
                                        properly tendered in the Exchange Offer
                                        prior to 5:00 p.m., New York City time,
                                        on the Expiration Date.  The New Notes
                                        issued pursuant to the Exchange Offer
                                        will be delivered promptly after
                                        acceptance of the Old Notes.  See "The
                                        Exchange Offer - Acceptance of Old Notes for Exchange; Delivery of New Notes."

Withdrawal Rights. . . . . . . . . .    Tenders of Old Notes may be withdrawn at
                                        any time prior to 5:00 p.m., New York
                                        City time, on the Expiration Date.  See
                                        "The Exchange Offer - Withdrawal
                                        Rights."

The Exchange Agent . . . . . . . . .    The Bank of New York is the exchange
                                        agent (in such capacity, the "Exchange
                                        Agent").  The address and telephone
                                        number of the Exchange Agent are set
                                        forth in "The Exchange Offer - The
                                        Exchange Agent; Assistance."

Fees and Expenses. . . . . . . . . .    All expenses incident to the Company's
                                        consummation of the Exchange Offer and
                                        compliance with the Registration Rights
                                        Agreement will be borne by the Company.
                                        The Company will also pay certain
                                        transfer taxes applicable to the
                                        Exchange Offer.  See "The Exchange Offer
                                        - Fees and Expenses."

Resales of the New Notes . . . . . .    Based on existing interpretations by the
                                        staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer to a holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder (other than (i) a broker-dealer who purchased the Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities
                                        Act or (ii) a person that is an
                                        affiliate of the Company within the
                                        meaning of Rule 405 under the Securities
                                        Act), without compliance with the
                                        registration and prospectus delivery
                                        provisions of the Securities Act,
                                        provided that such holder is acquiring
                                        the New Notes in the ordinary course of
                                        business and is not participating, and
                                        has no arrangement or understanding with any person to participate, in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old
                                        Notes, where such Old Notes were
                                        acquired by such broker as a result of
                                        market-making or other trading
                                        activities, must acknowledge that it
                                        will deliver a prospectus in connection
                                        with any resale of such New Notes.  See
                                        "The Exchange Offer - Resales of the New
                                        Notes" and "Plan of Distribution."

Effect of Not Tendering Old Notes for
Exchange . . . . . . . . . . . . . .    Old Notes that are not tendered or that
                                        are not properly tendered will,
                                        following the expiration of the Exchange
                                        Offer, continue to be subject to the
                                        existing restrictions upon transfer
                                        thereof.  The Company will have no
                                        further obligations to provide for the
                                        registration under the Securities Act of such Old Notes and such Old Notes will, following the expiration of the Exchange
                                        Offer, bear interest at the same rate as the New Notes.

                            DESCRIPTION OF NEW NOTES

          The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of the New Notes will not be entitled to Liquidated Damages and (iii) holders of the New Notes will not be, and upon consummation of the Exchange Offer, holders of the Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities, except in limited circumstances. See "Exchange Offer - Termination of Certain Rights." The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to the Registrar under the Indenture of the New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer - Termination of Certain Rights" and "Procedures for Tendering Old Note;" and "Description of Notes."

Securities Offered . . . . . . . . .    $100.0 million aggregate principal
                                        amount of 11 3/8% Senior Subordinated
                                        Notes Due 2003.

Maturity Date. . . . . . . . . . . .    January 31, 2003.

Interest Payment Dates . . . . . . .    January 31 and July 31, commencing
                                        July 31, 1996.

Optional Redemption. . . . . . . . .    On or after January 31, 2000, Alvey may
                                        redeem the Notes, in whole or in part,
                                        at the redemption prices set forth
                                        herein, plus accrued and unpaid
                                        interest, if any, to the date of
                                        redemption. Notwithstanding the
                                        foregoing, any time on or before
                                        January 31, 1999, Alvey may redeem up to 35% of the original aggregate principal amount of the Notes with the net proceeds of an Equity Offering (as defined herein) at a redemption price equal to 111.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% of the original aggregate principal amount of the Notes remain outstanding immediately after such redemption.

Mandatory Redemption.. . . . . . . .    None, except at maturity on January 31,
                                        2003.

Ranking. . . . . . . . . . . . . . .    The Notes will be general unsecured
                                        obligations of Alvey, subordinated in
                                        right of payment to all existing and
                                        future Senior Indebtedness, which will
                                        include borrowings under the Credit
                                        Agreement. As of December 31, 1995, on a pro forma basis after giving effect to the Pro Forma Transactions (as defined herein), Alvey would have had approximately $2.9 million of outstanding Senior Indebtedness, including $2.0 million of outstanding letters of credit, which would rank senior in right of payment to the Notes.
                                        The Notes also will be effectively
                                        subordinated to all indebtedness and
                                        other liabilities of Alvey's
                                        subsidiaries. The indenture pursuant to
                                        which the New Notes will be issued (the
                                        "Indenture") permits Alvey and its
                                        subsidiaries to incur additional
                                        indebtedness, including additional
                                        Senior Indebtedness, subject to certain
                                        limitations.

Change of Control. . . . . . . . . .    Upon a Change of Control (as defined
                                        herein), Alvey will be required to make
                                        an offer to repurchase all outstanding
                                        Notes at 101% of the principal amount
                                        thereof plus accrued and unpaid interest to the date of redemption.

Covenants. . . . . . . . . . . . . .    The Indenture restricts, among other
                                        things, Alvey's ability to incur
                                        additional indebtedness and issue
                                        preferred stock, incur liens to secure
                                        PARI PASSU or subordinated indebtedness, pay dividends or make certain other restricted payments, apply net proceeds from certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior
                                        Indebtedness and senior in right of
                                        payment to the Notes, merge or
                                        consolidate with any other person, sell
                                        stock of Subsidiaries or sell, assign,
                                        transfer, lease, convey or otherwise
                                        dispose of substantially all of the
                                        assets of Alvey. The Indenture permits,
                                        under certain circumstances, MFA and its Subsidiaries to be deemed Unrestricted
                                        Subsidiaries (as defined herein) and
                                        thus not subject to the restrictions of
                                        the Indenture. See "Description of Notes
                                        - Certain Covenants."

Absence of a Public Market for the
  New Notes. . . . . . . . . . . . .    The New Notes are a new issue of
                                        securities with no established market.
                                        Accordingly, there can be no assurance
                                        as to the development or liquidity of
                                        any market for the New Notes.  The
                                        Initial Purchaser has advised the
                                        Company that it currently intends to
                                        make a market in the New Notes.
                                        However, the Initial Purchaser is not
                                        obligated to do so, and any market
                                        making with respect to the New Notes may be discontinued at any time without notice. The Company does not intend to apply for listing of the New Notes on a securities exchange.

                                  RISK FACTORS

          For a discussion of certain matters that should be considered by prospective investors in connection with the Exchange Offer, see "Risk Factors."



                 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

          The following summary historical consolidated and unaudited pro forma consolidated financial data were derived from the historical Consolidated Financial Statements included elsewhere in this Prospectus and the Pro Forma Financial Data (as defined herein) of Alvey. The consolidated financial statements of Alvey at and for the fiscal years ended December 31, 1995, 1994 and 1993 have been audited by Price Waterhouse LLP, independent accountants.
The following unaudited pro forma consolidated statement of operations data for the year ended December 31, 1995 give effect to the Financing Transactions, including the Prior Offering and the Exchange Offer and the application of the net proceeds therefrom, the Weseley Acquisition and the termination of the Acadia Agreement (as defined herein) and the Raebarn Agreement (as defined herein) (collectively, the "Pro Forma Transactions") as if such events had occurred on January 1, 1995. See "Certain Relationships and Transactions." The following unaudited pro forma consolidated balance sheet data at December 31, 1995 give effect to the Pro Forma Transactions as if such events had occurred as of December 31, 1995. The Pro Forma Financial Data reflect a preliminary purchase price allocation for the Weseley Acquisiton. The Pro Forma Financial Data do not purport to be indicative of Alvey's financial position or results of operations that would actually have been obtained had the Pro Forma Transactions been completed as of the dates assumed, or to project Alvey's financial position or results of operations at any future date. The information contained in this table should be read in conjunction with "Capitalization," "Pro Forma Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," Alvey's Consolidated Financial Statements and related Notes to the Consolidated Financial Statements and Weseley's Financial Statements and related Notes to such Financial Statements included elsewhere in this Prospectus.

                   SUMMARY HISTORICAL FINANCIAL DATA OF ALVEY

                                                  YEAR ENDED DECEMBER 31,

                                             1995          1994          1993
                                             ----          ----          ----
                                                  (DOLLARS IN THOUSANDS)

RESULTS OF OPERATIONS (1):
Net sales. . . . . . . . . . . . . . . .   $288,018      $248,177      $164,022
Cost of goods sold . . . . . . . . . . .    217,297       189,007       123,033
                                           --------      --------      --------
  Gross profit . . . . . . . . . . . . .     70,721        59,170        40,989
Selling, general and administrative
  expenses . . . . . . . . . . . . . . .     51,630        43,402        30,421
Research and development expenses. . . .      2,051         2,538         1,436
Amortization expense . . . . . . . . . .      1,737         1,836         1,479
Other (income) expense, net (2). . . . .       (108)        2,279           (11)
                                           --------      --------      --------
Operating income . . . . . . . . . . . .     15,411         9,115         7,664
Interest expense . . . . . . . . . . . .      6,896         5,921         4,053
                                           --------      --------      --------
  Income before income taxes and
    extraordinary loss . . . . . . . . .      8,515         3,194         3,611
Income taxes . . . . . . . . . . . . . .      4,109         1,516         1,560
                                           --------      --------      --------
  Income before extraordinary loss . . .      4,406         1,678         2,051
Extraordinary loss, net (3). . . . . . .          0             0        (6,203)
                                           --------      --------      --------
  Net income (loss). . . . . . . . . . .   $  4,406      $  1,678      $ (4,152)
                                           --------      --------      --------
Earnings per share (4) . . . . . . . . .         --            --            --

Net cash provided by operating
  activities . . . . . . . . . . . . . .   $ 18,939      $ 12,091       $ 6,712
Net cash used for investing activities .     (7,143)       (7,477)      (31,793)
Net cash provided by (used for)
  financing activities . . . . . . . . .    (10,971)       (3,764)       26,039

                                                      AT DECEMBER 31,
                                             1995          1994          1993
                                             ----          ----          ----
                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA(1):
Working capital (deficit). . . . . . . .   $   (401)     $  7,152      $  8,155
Total assets . . . . . . . . . . . . . .    150,285       138,536       129,658
Long-term debt, less current maturities.     42,460        54,754        59,341
Redeemable preferred stock (5) . . . . .     27,322        23,435        20,034
Net investment of Pinnacle (6) . . . . .    (15,719)      (16,332)      (15,015)

                                                  YEAR ENDED DECEMBER 31,
                                             1995          1994          1993
                                             ----          ----          ----
                                                  (DOLLARS IN THOUSANDS)
OTHER CONSOLIDATED FINANCIAL DATA (1):
Depreciation expense . . . . . . . . . .   $  2,952      $  2,752      $  2,583
Capital expenditures, net (7). . . . . .      4,496         5,091         3,471


OTHER PERFORMANCE MEASURES (NON-GAAP) (8)
EBITDA (9) . . . . . . . . . . . . . . .     20,100        15,877        11,726
Ratio of earnings to fixed charges plus
  preferred stock dividends(10). . . . .       1.07           (10)          (10)
Ratio of earnings to fixed charges (11).       2.06          1.47          1.80
Ratio of EBITDA to cash interest
  expense (12) . . . . . . . . . . . . .       3.27          2.77          3.17
Ratio of long-term debt to EBITDA. . . .       2.11          3.45          5.06
EBITDAM (13) . . . . . . . . . . . . . .   $ 20,706      $ 16,379      $ 12,391
Ratio of EBITDAM to cash interest
  expense (12) . . . . . . . . . . . . .       3.37          2.86          3.35
Ratio of long-term debt to EBITDAM . . .       2.05          3.34          4.79


- -----------

(1) Includes various acquisitions from the date of such acquisition, including AEC in fiscal 1994 and White in fiscal 1993.

(2) Amount in fiscal 1994 includes the payment of a one-time stay bonus in the amount of $2.2 million to an executive of White in connection with the acquisition of White.

(3) Reflects the write-off of unamortized deferred financing fees of approximately of approximately $0.8 million, net of applicable income tax benefits, resulting from the early extinguishment of debt during 1993. Amount also includes $5.4 million, net of applicable income tax benefits, for the accrual of operating losses and other related costs associated with the disposal of a carousel manufacturing plant in Lewiston, Maine pursuant to a Federal Trade Commission order in 1993 (See Note 5 to the Consolidated Financial Statements of Alvey).

(4) Given the historical organization and capital structure of Alvey, earnings per share information is not considered meaningful or relevant and therefore has not been presented.

(5) Represents redeemable preferred stock of Pinnacle. Due to the exchangeable feature of the preferred stock which allows the holder to exchange the preferred stock for subordinated notes of Alvey, the preferred stock has been pushed down to the financial statements of Alvey. See "Description of Capital Stock."

(6) Net investment of Pinnacle represents the basis of Pinnacle's investment in Alvey, which has been pushed down to the financial statements of Alvey, and includes cumulative contributions of capital and cumulative income before extraordinary losses offset by extraordinary losses and aggregate accreted/paid preferred stock dividends. The historical amount at December 31, 1995 consists of cumulative contributions of capital to Alvey by Pinnacle of $3.0 million and cumulative income before extraordinary losses of $2.9 million offset by extraordinary losses of $7.5 million and an aggregate accretion/payment of $14.1 million of paid-in-kind dividends on preferred stock.

(7) Capital expenditures include amounts related to investments in fixed assets and costs of software development.

(8) Other performance measures such as EBITDA and EBITDAM (discussed further below) should not be construed as an alternative to operating income or net income calculated in accordance with generally accepted accounting principles ("GAAP") or as an indicator of operating performance or liquidity. However, the Company believes such non-GAAP performance measures are commonly used to evaluate a company's ability to service debt.

(9) EBITDA consists of earnings before interest, income taxes, extraordinary items and depreciation and amortization expense. In 1994, EBITDA also excludes a $2.2 million one-time payment of a stay bonus in connection with the acquisition of White which is included in "Other (income) expense, net" above. Management fees serve to reduce EBITDA by $606,000, $502,000 and $665,000 for the years ended
          December 31, 1995, 1994 and 1993, respectively.

(10) For purposes of this computation, fixed charges consist of interest expense, amortization of deferred financing fees, one-third of rental expenses (representative of that portion of rental expense attributable to interest) and accretion/payment of preferred stock dividends. Earnings consist of income before income taxes plus all fixed charges, except for the accretion/payment of preferred stock dividends. Fixed charges exceeded earnings by $3.1 million and $1.3 million for the years ended December 31, 1994 and 1993.

(11) For purposes of this computation, fixed charges consist of interest expense, amortization of deferred financing fees and one-third of rental expenses (representative of that portion of rental expense attributable to interest) and excludes the accretion/payment of preferred stock dividends. Earnings consist of income before income taxes plus all fixed charges, except for the accretion/payment of preferred stock dividends.

(12) For purposes of this computation, interest expense consists of interest on indebtedness and does not include amortization of deferred financing fees and other noncash charges to interest which have been capitalized.

(13) EBITDAM consists of earnings before interest, income taxes, extraordinary items, depreciation and amortization expense and management fees. In 1994, EBITDAM also excludes a $2.2 million one-time payment of a stay bonus in connection with the acquisition of White which is included in "Other expense (income), net" above. EBITDAM excludes management fees of $606,000, $502,000 and $665,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

                    SUMMARY PRO FORMA FINANCIAL DATA OF ALVEY


                                                             PRO FORM DATA (1)
                                                            -------------------
                                                                YEAR ENDED
                                                             DECEMBER 31, 1995
                                                            -------------------
                                                          (DOLLARS IN THOUSANDS)
        RESULTS OF OPERATIONS:
          Net sales. . . . . . . . . . . . . . . . . . . . . .   $  291,415
          Cost of goods sold . . . . . . . . . . . . . . . . .      218,232
                                                                    -------
            Gross profit . . . . . . . . . . . . . . . . . . .       73,183
          Selling, general and administrative expenses . . . .       56,821
          Research and development expenses. . . . . . . . . .        2,666
          Amortization expense . . . . . . . . . . . . . . . .        1,650
          Other income, net. . . . . . . . . . . . . . . . . .         (258)
                                                                    -------
            Operating income . . . . . . . . . . . . . . . . .       12,304
          Interest expense . . . . . . . . . . . . . . . . . .       12,389
                                                                    -------
            Income before income taxes . . . . . . . . . . . .          (85)
          Income taxes . . . . . . . . . . . . . . . . . . . .          821
                                                                    -------
            Net income . . . . . . . . . . . . . . . . . . . .   $     (906)
                                                                    -------
          Earnings per share (2) . . . . . . . . . . . . . . .           __

          BALANCE SHEET DATA:                                       AT
                                                                 DECEMBER
                                                                 31, 1995
                                                           ---------------------
          Working capital. . . . . . . . . . . . . . . . . . .    $  10,692
          Total assets . . . . . . . . . . . . . . . . . . . .      167,761

          Long-term debt, less current maturities. . . . . . .      100,633

          Net investment of Pinnacle (3) . . . . . . . . . . .      (24,149)


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1995
                                                          ----------------------
          OTHER PRO FORMA FINANCIAL DATA: (1)
          Depreciation expense . . . . . . . . . . . . . . . .   $    3,020
          Capital expenditures, net (4). . . . . . . . . . . .        4,709

          OTHER PERFORMANCE
          MEASURES (NON-GAAP) (5)
          EBITDA (6) . . . . . . . . . . . . . . . . . . . . .       16,974

          Ratio of earnings to fixed charges (7) . . . . . . .          (7)
          Ratio of EBITDA to cash interest expense (8) . . . .         1.49

          Ratio of long-term debt to EBITDA. . . . . . . . . .         5.93

          EBITDAM (9). . . . . . . . . . . . . . . . . . . . .      $17,430

          Ratio of EBITDAM to cash interest expense (8). . . .         1.53

          Ratio of long-term debt to EBITDAM . . . . . . . . .         5.77
                                                                ----------------

(1) Gives effect to the Pro Forma Transactions. See "Pro Forma Financial Data," including the footnotes thereto, for further information regarding certain adjustments made in preparing the pro forma data.

(2) Given the historical organization and capital structure of Alvey, earnings per share information is not considered meaningful or relevant and therefore has not been presented.

(3) Net investment of Pinnacle represents the basis of Pinnacle's investment in Alvey, which has been pushed down to the financial statements of Alvey, and includes cumulative contributions of capital and cumulative income before extraordinary losses offset by extraordinary losses and aggregate accreted/paid preferred stock dividends. The historical amount at December 31, 1995 consists of cumulative contributions of capital to Alvey by Pinnacle of $3.0 million, and cumulative income before extraordinary losses of $2.9 million offset by extraordinary losses of $7.5 million and an aggregate accretion/payment of $14.1 million of paid-in-kind dividends on preferred stock. The pro forma, as adjusted, amount reflects the net effects ($27.3 million) of the Recapitalization Transactions at Pinnacle, the $21.4 million dividend from Alvey to Pinnacle (the amount that would have been necessary if the Recapitalization Transactions took place as of December 31, 1995), approximately $223,000 of prepayment penalties, net of applicable income taxes, incurred in the Credit Facility Repayment, the write-off of unamortized deferred financing fees of $1.58 million, net of applicable income taxes, the charge to income of $866,000, net of applicable income taxes, for the termination of the Raebarn Agreement (such write-off and termination occurred concurrently with the Prior Offering), and the charge to income of $11.7 million for purchased research and development costs, which will be reflected as research and development expense immediately subsecquent to the purchase of Weseley by Pinnacle, Alvey and MFA.

(4) Capital expenditures include amounts related to investments in fixed assets and costs of software development.

(5) Other performance measures such as EBITDA and EBITDAM (discussed further below) should not be construed as an alternative to operating income or net income calculated in accordance with generally accepted accounting principles ("GAAP") or as an indicator of operating performance or liquidity. However, the Company believes such non-GAAP performance measures are commonly used to evaluate a company's ability to service debt.

(6) EBITDA consists of earnings before interest, income taxes, extraordinary items and depreciation and amortization expense. EBITDA also excludes a charge to income of $866,000, net of applicable income taxes, for the termination of the Raebarn Agreement (such termination occurred concurrently with the Prior Offering). Management fees of $456,000 reduce EBITDA on a pro forma basis for the year ended December 31, 1995.

(7) For purposes of this computation, fixed charges consist of interest expense, amortization of deferred financing fees and one-third of rental expenses (representative of that portion of rental expense attributable to interest). Earnings consist of income before income taxes plus fixed charges. Preferred stock dividends are payable with respect to each of Pinnacle Series A, B and C Preferred Stock (see "Recapitalization of Pinnacle"). Alvey will not guarantee nor be contingently obligated with respect to any such series of preferred stock. As a result, on a pro forma basis, such preferred stock has not been pushed down to Alvey's financial statements, nor has the accretion/payment of related preferred stock dividends been reflected in the ratio of earnings to fixed charges. Fixed charges exceeded earnings for pro forma calculations for the year ended December 31, 1995 by $85,000.

(8) For purposes of this computation, interest expense consists of interest on indebtedness and does not include amortization of deferred financing fees and other noncash charges to interest which have been capitalized.

(9) EBITDAM consists of earnings before interest, income taxes, extraordinary items, depreciation and amortization expense and management fees. EBITDAM excludes management fees of $456,000 for the year ended December 31, 1995.

                                  RISK FACTORS

          In addition to the other information contained in this Prospectus, holders of Notes should consider carefully the following risk factors affecting the business of the Company.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

          After consummation of the Financing Transactions, Alvey became highly leveraged. At December 31, 1995, after giving effect to the Pro Forma Transactions, including the application of the net proceeds from the Prior Offering, Alvey would have had total consolidated outstanding debt of approximately $102.9 million on a pro forma basis, including approximately $2.0 million of outstanding letters of credit. In addition, subject to the restrictions in the Credit Agreement and the Indenture, Alvey and its subsidiaries may incur additional indebtedness (including additional Senior Indebtedness) from time to time to finance acquisitions or capital expenditures or for other purposes.

          The level of Alvey's indebtedness could have important consequences to holders of the Notes, including: (i) a substantial portion of Alvey's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) Alvey's ability to obtain additional debt financing in the future for working capital, capital expenditures, research and development or acquisitions may be limited; and (iii) Alvey's level of indebtedness could limit its flexibility in reacting to changes in its industry and economic conditions generally.

          Alvey's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control, as well as the availability of revolving credit borrowings under the Credit Agreement or a successor facility. Alvey anticipates that its operating cash flow, together with dividends and other payments from its subsidiaries, and borrowing under the Credit Agreement, will be sufficient to meet its operating expenses and to service its debt requirements as they become due. However, Alvey may be required to refinance a portion of the principal of the Notes prior to their maturity and, if Alvey is unable to service its indebtedness, it will be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There is no assurance that any of these remedies can be effected on satisfactory terms, if at all. In addition, Alvey's ability to repay the principal amount of the Notes at maturity may depend on its ability to refinance the Notes. There can be no assurance that Alvey would be able to refinance the Notes at maturity, if necessary, on satisfactory terms, if at all.

SUBORDINATION OF NOTES

          The Notes will be subordinated in right of payment to all Senior Indebtedness of Alvey. In the event of bankruptcy, liquidation or reorganization of Alvey, the assets of Alvey will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The aggregate principal amount of Senior Indebtedness of Alvey, as of December 31, 1995, would have been $2.9 million, including approximately $2.0 million of outstanding letters of credit on a pro forma basis after giving effect to the Pro Forma Transactions. Additional Senior Indebtedness may be incurred by Alvey from time to time, subject to certain restrictions. Apart from its own operations, Alvey must rely on dividends and other payments from its subsidiaries (I.E., Buschman, Busse, MFA, White and Weseley) to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Notes. The ability of Alvey's subsidiaries to make such payments may be restricted by, among other things, applicable state corporate laws and other laws and regulations. In addition, the Notes will be effectively subordinated to all indebtedness and all other liabilities of Alvey's subsidiaries. See "Description of Notes" and "Description of Credit Agreement."

RESTRICTIONS IMPOSED BY TERMS OF ALVEY'S INDEBTEDNESS

          The Indenture restricts, among other things, Alvey's ability to incur additional indebtedness and issue preferred stock, incur liens to secure PARI PASSU or subordinated indebtedness, pay dividends or make certain other restricted payments, apply net proceeds from certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Indebtedness and senior in right of payment to the Notes, merge or consolidate with any other person, sell stock of Subsidiaries or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of Alvey. The Indenture permits, under certain circumstances, MFA and its Subsidiaries to be deemed Unrestricted Subsidiaries (as defined herein) and thus not subject to the restrictions of the Indenture. In addition, the Credit Agreement contains other and more restrictive covenants and will prohibit Alvey from prepaying other indebtedness (including the Notes). See "Description of Notes - Certain Covenants" and "Description of Credit Agreement." The Credit Agreement also requires Alvey to maintain specified financial ratios and satisfy certain financial condition tests. Alvey's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that Alvey will meet those tests. A breach of any of these covenants could result in a default under the Credit Agreement and/or the Indenture. Upon the occurrence of an event of default under the Credit Agreement, the lenders could elect to declare all amounts outstanding under the Credit Agreement, together with accrued interest, to be immediately due and payable. If Alvey were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. If the Credit Agreement were to be accelerated, there can be no assurance that the assets of Alvey would be sufficient to repay in full that indebtedness and the other indebtedness of Alvey, including the Notes. Substantially all assets of Alvey have been be pledged as security under the Credit Agreement. See "Description of Credit Agreement." Such assets may also be pledged in the future to secure other Indebtedness.

FRAUDULENT TRANSFER CONSIDERATIONS

          If a court in an action brought by an unpaid creditor of Alvey or Pinnacle under state fraudulent transfer law or by a bankruptcy trustee of Alvey or Pinnacle (or Alvey or Pinnacle, as a debtor in possession under Chapter 11 of the Bankruptcy Code) in a case under the Bankruptcy Code were to find that either (i) Alvey, at the time it (A) incurred its indebtedness under the Notes or (B) transferred proceeds from the sale of the Notes to Pinnacle to fund, in whole or in part, the Redemption or the cash payments made in the Common Equity Exchange, or (ii) Pinnacle, at the time it paid the aggregate redemption price owing in respect of the Redemption or the aggregate cash payment made in the Common Equity Exchange, (a) received less than reasonably equivalent value in exchange for such incurrence or transfer, and (b) was insolvent (based on a fair valuation of its assets) or was rendered insolvent by reason of such incurrence or transfer or its financial condition at such time or as a result of such incurrence or transfer satisfied one or both of two other applicable tests involving an inability to pay debts as they become due or an inadequacy of capital (each an "Adverse Financial Condition"), the obligations of Alvey under the Notes could be voided or, alternatively, subordinated to other liabilities of Alvey or, under certain limited circumstances, Pinnacle (in addition to Senior Indebtedness of Alvey, to which the Notes are expressly subordinated). Based on various valuations and projections (which necessarily involve a number of assumptions and choices of methodologies), Alvey believes that none of the Adverse Financial Conditions will be applicable either to Alvey or to Pinnacle at the time of or as a result of the issuance of the Notes, the Redemption, the Common Equity Exchange or the other transactions consummated as part of the Financing Transactions.

FLUCTUATIONS IN EARNINGS

          The price of certain of the Company's systems can exceed several million dollars, and therefore a relatively small number of orders can constitute a significant percentage of the Company's revenues in any one period. Similarly, a relatively small reduction in the number of large orders can have a material impact on the Company's revenues in any one quarter or year. The timing of shipments and revenue recognition could affect the Company's operating results for a particular period. In addition, most of the Company's revenues come from fixed price contracts. To the extent that the original cost estimates prove to be inaccurate, profitability from a particular contract may be adversely affected. As a result, the Company's operating results can vary significantly from quarter to quarter and the financial results for any particular quarter are not necessarily indicative of results in any subsequent quarter or fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITIVE INDUSTRY

          The materials handling and related industries are highly competitive and fragmented, with a large number of competitors offering similar products. Many of the Company's competitors are large and have significant financial, marketing and technical resources. In addition, the Company may encounter competition from new market entrants. Most of the Company's products are subject to changes in design which could place the Company at a competitive disadvantage if competitors introduce alternative products. While management believes that the Company is one of the strongest competitors in terms of research and development, there can be no assurance that the Company will be able to achieve the design advances that may be necessary to remain competitive. Although the Company believes that it has been able to successfully compete in its markets to date, there can be no assurance that the Company will be able to continue to do so in the future. See "Business - Competition."

PRODUCT LIABILITY

          Inherent in the manufacture and use of materials handling equipment is the potentially significant risk of physical injury to persons which could result in product liability or other claims based upon injuries or alleged injuries associated with one of the Company's products. The Company maintains liability insurance coverage that it believes to be adequate which provides that the Company self insures the first $200,000 of any claim. There can be no assurance that the Company will be able to maintain adequate coverage or obtain alternate coverage in the future at a reasonable cost, or that such coverage will be sufficient to satisfy future claims, if any. The inability of the Company to maintain adequate insurance coverage as well as any product liability or personal injury claims in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

ACQUISITION STRATEGY

          The Company expects to continue a strategy of identifying and acquiring companies with complementary products or services which could be expected to enhance the Company's operations and profitability. There can be no assurance that the Company will continue to acquire businesses on satisfactory terms or that any business acquired by the Company will be integrated successfully into the Company's operations or prove profitable.

CONTROL OF THE COMPANY

          Alvey is a wholly owned subsidiary of Pinnacle and is the sole source of Pinnacle's financial resources. As a result of the Financing Transactions, Pinnacle is controlled collectively by members of Alvey's and Pinnacle's boards of directors, management and other employees, who hold in the aggregate approximately 86% of the outstanding Pinnacle Common Stock on a fully-diluted basis (which percentage includes by attribution to the two nominees of Vestar to the Board of Directors the shares issuable upon exercise of the Pinnacle
Warrants held by Vestar).   In addition, the holders of the Pinnacle Series A
Preferred Stock have substantial rights with respect to the management of Pinnacle. See "Principal Stockholders" and "Description of Capital Stock - Pinnacle Preferred Stock - Pinnacle Series A Preferred Stock."

POTENTIAL INABILITY TO FUND A CHANGE OF CONTROL OFFER

          Upon a Change of Control as defined in the Indenture (such as, for example, the acquisition of a majority of the outstanding voting stock of Alvey by a third party), Alvey will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The source of funds for any such repurchase will be Alvey's available cash or cash generated from operating or other sources, including borrowing, sales of equity or funds provided by a new controlling person. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered, or that restrictions in the Credit Agreement will allow Alvey to make such required repurchases. The effect of such requirements may make it more difficult or delay attempts by others to obtain control of Alvey. In addition, the selling stockholders in the Recapitalization Transactions have a right to additional consideration for a period of one year following the consummation of the Recapitalization in the event of certain sales of Pinnacle or Alvey, which may impact the ability of Alvey to fund a Change of Control offer. See "Recapitalization of Pinnacle."

ABSENCE OF PUBLIC MARKET

          The New Notes are a new issue of securities, have no established trading market and may not be widely distributed. The Company does not intend to list the New Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automation Quotation system. The Company has been advised by the Initial Purchaser that it presently intends to make a market in the New Notes. However, the Initial Purchaser is not obligated to do so and any market making activities with respect to the New Notes may be discontinued at any time without notice.
In addition, such market making activity will be subject to the limitations imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be limited during the Exchange Offer and, if required, the pendency of the Shelf Registration Statement (as defined below). No assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of or the trading market for the New Notes. If a trading market does not develop or is not maintained, holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may be discontinued at any time. If a public trading market develops for the New Notes, future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities.
Depending on prevailing interest rates, the market for similar securities and other facts, including the financial condition of the Company, the New Notes may trade at a discount from their principal amount.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

          The Old Notes were sold by the Company to the Initial Purchaser on January 24, 1996, pursuant to the Purchase Agreement. The Initial Purchaser subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act. The Company, Pinnacle and the Initial Purchaser also entered into the Registration Rights Agreement, pursuant to which the Company agreed, with respect to the Old Notes and subject to the Company's determination that the Exchange Offer is permitted under applicable law, to (i) cause to be filed, on or prior to March 31, 1996, a registration statement with the Commission under the Securities Act concerning the Exchange Offer, (ii) use its best efforts (a) to cause such registration statement to be declared effective by the Commission on or prior to 45 days after such filing and (b) to cause the Exchange Offer to be consummated on or prior to 30 days after the date such registration statement is declared effective by the Commission. The Company will keep the Exchange Offer open for a period of not less than 30 days and not more than 45 days.
This Exchange Offer is intended to satisfy the Company's exchange offer obligations under the Registration Rights Agreement.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

          Following the expiration of the Exchange Offer, holders of Old Notes not tendered, or not properly tendered will not have any further registration rights and such Old Notes will continue to be subject to the existing restrictions on transfer thereof. Accordingly, the liquidity of the market for a holder's Old Notes could be adversely affected upon expiration of the Exchange Offer if such holder elects to not participate in the Exchange Offer.

TERMS OF THE EXCHANGE OFFER

          The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange $1,000 in principal amount of the New Notes for each $1,000 in principal amount of the outstanding Old Notes. The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of the Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to the terms and provisions of the Registration Rights Agreement. See "Conditions of the Exchange Offer."

          Old Notes may be tendered only in multiples of $1,000. Subject to the foregoing, holders of Old Notes may tender less than the aggregate principal amount represented by the Old Notes held by them, provided that they appropriately indicate this fact on the Letter of Transmittal accompanying the tendered Old Notes (or so indicate pursuant to the procedures for book-entry transfer).

          As of the date of this Prospectus, $100 million in aggregate principal amount of the Old Notes is outstanding, the maximum amount authorized by the Indenture for all Notes. As of March 20, 1996, there was one registered holder of the Old Notes, Cede, which held the Old Notes for 20 of its participants. Solely for reasons of administration (and for no other purpose), the Company has fixed the close of business on _________ ___, 1996, as the record date (the "Record Date") for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. Only a holder of the Old Notes (or such holder's legal representative or attorney-in-fact) may participate in the Exchange Offer. There will be no fixed record date for determining holders of the Old Notes entitled to participate in the Exchange Offer. The Company believes that, as of the date of this Prospectus, no such holder is an affiliate (as defined in Rule 405 under the Securities Act) of the Company.

          The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Notes and for the purposes of receiving the New Notes from the Company.

          If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

          The Expiration Date shall be _________ ___, 1996 at 5:00 p.m., New York City time, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the Expiration Date shall be the latest date and time to which the Exchange Offer is extended.

          In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

          The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, (ii) to extend the Exchange Offer, (iii) if any of the conditions set forth below under "Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension, or termination to the Exchange Agent, and
(iv) to amend the terms of the Exchange Offer in any manner. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendments by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes. Modification of the Exchange Offer, including, but not limited to,
(i) extension of the period during which the Exchange Offer is open and
(ii) satisfaction of the conditions set forth below under "Conditions of the Exchange Offer" may require that at least five business days remain in the Exchange Offer.

CONDITIONS OF THE EXCHANGE OFFER

          The Exchange Offer is not conditioned upon any minimum principal amount of the Old Notes being tendered for exchange. However, the Exchange Offer is conditioned upon the declaration by the Commission of the effectiveness of the Registration Statement of which this Prospectus constitutes a part.

TERMINATION OF CERTAIN RIGHTS

          The Registration Rights Agreement provides that, subject to certain exceptions, in the event of a Registration Default (as defined below), holders of Old Notes are entitled to receive Liquidated Damages of $0.05 per week per $1,000 principal amount of Old Notes held by such holders (up to a maximum of $0.30 per week per $1,000 principal amount of Old Notes). A "Registration Default" with respect to the Exchange Offer shall occur if: (i) the registration statement concerning the exchange offer (the "Exchange Offer Registration Statement") has not been filed with the Commission on or prior to March 31, 1996; (ii) the Exchange Offer Registration Statement is not declared effective on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (iii) the Company fails to consummate the Exchange Offer within 30 days after the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective during the period specified in the Registration Rights Agreement. Holders of New Notes will not be and, upon consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to (i) the right to receive the Liquidated Damages or
(ii) certain other rights under the Registration Rights Agreement intended for holders of Old Notes. The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to the Registrar under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are tendered by holders thereof pursuant to the Exchange Offer.

ACCRUED INTEREST

          The New Notes will bear interest at a rate equal to 11 3/8% per annum, which interest shall accrue from January 24, 1996 or from the most recent Interest Payment Date with respect to the Old Notes to which interest was paid or duly provided for. See "Description of Notes--Principal, Maturity and Interest."

PROCEDURES FOR TENDERING OLD NOTES

          The tender of a holder's Old Notes as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit such Old Notes, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

          Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedures for such transfer. In connection with a book-entry transfer, a Letter of Transmittal need not be transmitted to the Exchange Agent, provided that the book-entry transfer procedure must be complied with prior to 5:00 p.m., New York City time, on the Expiration Date.

          Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant hereto are tendered (i) by a registered holder of the Old Notes who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal, or (ii) by an Eligible Institution (as defined). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If the Letter of Transmittal is signed by a person other than the registered holder of the Old Notes, the Old Notes surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution, or (ii) be accompanied by a bond power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution. The term "registered holder" as used herein with respect to the Old Notes means any person in whose name the Old Notes are registered on the books of the Registrar.

          All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered and to reject any Old Notes the Company's acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and Conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Old Notes for exchange but shall not incur any liability for failure to give such notification. Tenders of the Old Notes will not be deemed to have been made until such irregularities have been cured or waived.

          If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

Any beneficial owner of the Old Notes (a "Beneficial Owner") whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such Beneficial Owner's behalf. If such Beneficial Owner wishes to tender directly, such Beneficial Owner must, prior to completing and executing the Letter of Transmittal and tendering Old Notes, make appropriate arrangements to register ownership of the Old Notes in such Beneficial Owner's name. Beneficial Owners should be aware that the transfer of registered ownership may take considerable time.

          By tendering, each registered holder will represent to the Company that, among other things (i) the New Notes to be acquired in connection with the Exchange Offer by the holder and each Beneficial Owner of the Old Notes are being acquired by the holder and each Beneficial Owner in the ordinary course of business of the holder and each Beneficial Owner, (ii) the holder and each Beneficial Owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes, (iii) the holder and each Beneficial Owner acknowledge and agree that any person participating in the Exchange Offer for the purpose of distributing the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the New Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters that are discussed herein under "Resales of New Notes," (iv) that if the holder is a broker-dealer that acquired Old Notes as a result of market making or other trading activities, it will deliver a prospectus in connection with any resale of New Notes acquired in the Exchange Offer, (v) the holder and each Beneficial Owner understand that a secondary resale transaction described in clause (iii) above should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the Commission, and (vi) neither the holder nor any Beneficial Owner is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company except as otherwise disclosed to the Company in writing. In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the Letter of Transmittal.

GUARANTEED DELIVERY PROCEDURES

          Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by such Holder, (ii) on or prior to the Expiration Date, the Exchange Agent must have received from the Holder and the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number or numbers of the tendered Old Notes, and the principal amount of tendered Old Notes, stating that the tender is being made thereby and guaranteeing that, within four (4) business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Old Notes, a duly executed Letter of Transmittal and any other required documents will be deposited by the Eligible Institution with the Exchange Agent, and (iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at DTC) must be received by the Exchange Agent within four (4) business days after the Expiration Date. Any Holder who wishes to tender Old Notes pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Old Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

          Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Old Notes, when, as, and if the Company has given oral or written notice thereof to the Exchange Agent.

          In all cases, issuances of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents (or of confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at DTC); provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Notes are not accepted for any reason, such unaccepted Old Notes will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

          Tenders of the Old Notes may be withdrawn by delivery of a written notice to the Exchange Agent, at its address set forth on the back cover page of this Prospectus, at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes, as applicable), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution together with the other documents required upon transfer by the Indenture, and (iv) specify the name in which such Old Notes are to be re-registered, if different from the Depositor, pursuant to such documents of transfer. Any questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion. The Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are withdrawn will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "The Exchange Offer--Procedures for Tendering Old Notes" at any time on or prior to the Expiration Date.

THE EXCHANGE AGENT; ASSISTANCE

          The Bank of New York is the Exchange Agent. All tendered Old Notes, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:


           BY HAND, REGISTERED OR CERTIFIED MAIL OR OVERNIGHT COURIER:

                              The Bank of New York
                           101 Barclay Street, 7 East
                             Reorganization Section
                            New York, New York 10286

                                  BY FACSIMILE:


                                 (212) 571-3080
                       Attention:  Reorganization Section

                       Confirm by Telephone (212) 815-2742

FEES AND EXPENSES

          All expenses incident to the Company's consummation of the Exchange Offer and compliance with the Registration Rights Agreement will be borne by the Company, including, without limitation: (i) all registration and filing fees (including, without limitation, fees and expenses of compliance with state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for the New Notes in a form eligible for deposit with DTC and of printing Prospectuses), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) fees and disbursements of independent certified public accountants,
(vi) rating agency fees, (vii) internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees of the Company performing legal or accounting duties), and (ix) fees and expenses incurred in connection with the listing of the New Notes on a securities exchange.

          The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

          The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

          The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss will be recognized by the Company for accounting purposes. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

RESALES OF THE NEW NOTES

          Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer to a holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such holder (other than (i) a broker-dealer who purchased Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act, or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. The Company has not requested or obtained an interpretive letter from the Commission staff with respect to this Exchange Offer, and the Company and the holders are not entitled to rely on interpretive advice provided by the staff to other persons, which advice was based on the facts and conditions represented in such letters. However, the Exchange Offer is being conducted in a manner intended to be consistent with the facts and conditions represented in such letters. If any holder acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder cannot rely on the position of the staff of the Commission enunciated in MORGAN STANLEY & CO., INCORPORATED (available June 5, 1991) and EXXON CAPITAL HOLDINGS CORPORATION (available April 13, 1989), or interpreted in the Commission's letter to SHEARMAN AND STERLING (available July 2, 1993), or similar no-action or interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

          It is expected that the New Notes will be freely transferable by the holders thereof, subject to the limitations described in the immediately preceding paragraph. Sales of New Notes acquired in the Exchange Offer by holders who are "affiliates" of the Company within the meaning of the Securities Act will be subject to certain limitations on resale under Rule 144 of the Securities Act. Such persons will only be entitled to sell New Notes in compliance with the volume limitations set forth in Rule 144, and sales of New Notes by affiliates will be subject to certain Rule 144 requirements as to the manner of sale, notice and the availability of current public information regarding the Company. The foregoing is a summary only of Rule 144 as it may apply to affiliates of the Company. Any such persons must consult their own legal counsel for advice as to any restrictions that might apply to the resale of their Notes.

                                 CAPITALIZATION

ALVEY

          The following table sets forth the capitalization of Alvey at December 31, 1995 on a historical basis and as adjusted on a pro forma basis (unaudited) to reflect the Financing Transactions, the Prior Offering and the Exchange Offer. All of the indebtedness shown in the table below is indebtedness of Alvey or, in the case of the capital leases, obligations of Alvey and its subsidiaries. Pro forma adjustments are described in the accompanying notes. This table should be read in conjunction with "Pro Forma Financial Data" and "Description of Capital Stock" appearing elsewhere herein.

                                                           DECEMBER 31, 1995
                                                        -----------------------
                                                                   PRO FORMA AS
                                                        HISTORICAL  ADJUSTED(1)
                                                        ---------- ------------
                                                         (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT. . . . . . . . . . . . . . . . . . . .   $ 6,915     $      290
                                                         -------     ----------
LONG-TERM DEBT:
     Senior bank loans (2) . . . . . . . . . . . . . .    39,574              0
     11.95% Subordinated Notes . . . . . . . . . . . .     2,253              0
     11 3/8% Senior Subordinated Notes due 2003. . . .         0        100,000
     Capital leases and other debt . . . . . . . . . .       633            633
                                                          ------        -------
        Total long-term debt . . . . . . . . . . . . .    42,460        100,633
                                                          ------        -------
PREFERRED STOCK: (3)
     Series A Senior Cumulative Exchangeable
      Preferred Stock (250,000 shares designated,
      210,770 shares issued and 210,697 shares
      outstanding; 0 shares issued and outstanding,
      pro forma as adjusted) . . . . . . . . . . . . .    21,070              0
     Cumulative Exchangeable Preferred Stock (100,000
      shares designated, 62,524 shares issued and
      outstanding; 0 shares issued and outstanding,
      pro forma as adjusted) . . . . . . . . . . . . .     6,252              0
                                                          ------        -------
        Total redeemable preferred stock . . . . . . .    27,320              0
NET INVESTMENT OF PINNACLE (4) . . . . . . . . . . . .   (15,719)       (24,149)
                                                          ------        -------
     CAPITALIZATION. . . . . . . . . . . . . . . . . .   $60,978      $  76,774
                                                         -------      ---------
                                                         -------      ---------

___________


(1) Pro forma adjustments include the effect of the Pro Forma Transactions. See "Pro Forma Financial Data."

(2) Pro Forma amount does not include approximately $6.5 million which the Company expects to spend in 1996 ($1.5 million is also expected to be spent in 1997) in connection with the expansion of manufacturing facilities for Alvey and Busse. See "Credit Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

(3) See "Description of Capital Stock." Represents redeemable preferred stock of Pinnacle. Due to the exchangeable feature of the preferred stock which allows the holder to exchange the preferred stock for notes of Alvey, the preferred stock has been pushed down to the financial statements of Alvey.

(4) Net investment of Pinnacle represents the basis of Pinnacle's investment in Alvey, which has been pushed down to the financial statements of Alvey, and includes cumulative contributions of capital and cumulative income before extraordinary losses offest by extraordinary losses and aggregate accreted/paid preferred stock dividends. The historical amount at December 31, 1995 consists of cumulative contributions of capital to Alvey by Pinnacle of $3.0 million and cumulative income before extraordinary losses of $2.9 million offset by extraordinary losses of $7.5 million and an aggregate accretion/payment of $14.1 million of paid-in-kind dividends on preferred stock. The pro forma, as adjusted, amount reflects the net effects ($27.3 million) of the Recapitalization Transactions at Pinnacle, the $21.4 million dividend from Alvey to Pinnacle (the amount that would have been necessary if the Recapitalization Transactions took place as of December 31, 1995), approximately $223,000 of prepayment penalties, net of applicable income taxes, incurred in the Credit Facility Repayment, the write-off of unamortized deferred financing fees of $1.58 million, net of applicable income taxes, the charge to income of $866,000, net of applicable income taxes, for the termination of the Raebarn Agreement (such write-off and termination occurred concurrently with the Prior Offering), and the charge to income of $11.7 million for purchased research and development costs, which will be reflected as research and development expense immediately subsecquent to the purchase of Weseley by Pinnacle, Alvey and MFA.


PINNACLE

        The following table sets forth the consolidated capitalization of Pinnacle at December 31, 1995 on a historical basis and as adjusted on a pro forma basis (unaudited) to reflect the Financing Transactions, the Prior Offering and the Exchange Offer and the application of the net proceeds therefrom. Pro forma adjustments are described in the accompanying notes. This table should be read in conjunction with "Pro Forma Financial Data" and "Description of Capital Stock" appearing elsewhere herein.

                                                           DECEMBER 31, 1995
                                                        ------------------------
                                                                    PRO FORMA AS
                                                        HISTORICAL   ADJUSTED(1)
                                                        ----------  ------------
                                                         (DOLLARS IN THOUSANDS)
Short-term debt. . . . . . . . . . . . . . . . . .      $  6,915      $     290
                                                        --------      ---------
LONG-TERM DEBT:
  Senior bank loans (2). . . . . . . . . . . . . .        39,574              0
  11.95% Subordinated Notes. . . . . . . . . . . .         2,253              0
  11-3/8% Senior Subordinated Notes due 2003 . . .             0        100,000
  Capital leases and other debt. . . . . . . . . .           633            633
                                                        --------      ---------
    Total long-term debt . . . . . . . . . . . . .        42,460        100,633
                                                        --------      ---------
REDEEMABLE PREFERRED STOCK:
  Series A Senior Cumulative Exchangeable
    Preferred Stock (250,000 shares designated,
    210,770 shares issued and 210,697 shares
    outstanding; 0 shares issued and outstanding,
    pro forma as adjusted) . . . . . . . . . . . .        21,070              0
  Cumulative Exchangeable Preferred Stock
    (100,000 shares designated, 62,524 shares issued
    and outstanding; 0 shares issued and outstanding,
    pro forma as adjusted) . . . . . . . . . . . .         6,252              0
  Series A 9% Cumulative Convertible Preferred Stock
    (30,000 shares designated, 0 shares issued and
    outstanding; 23,000 shares issued and outstanding,
    pro forma as adjusted) (4) . . . . . . . . . .             0         21,300
  Series B 9% Cumulative Preferred (15,000 shares
    designated, 0 shares issued and outstanding;
    11,287 shares issued and outstanding, pro forma
    as adjusted) (3) . . . . . . . . . . . . . . .             0         11,287
  Series C 9% Cumulative Convertible Preferred Stock
    (30,000 shares designated, 0 shares issued and
    outstanding; 7,000 shares issued and outstanding,
    pro forma as adjusted) (4) . . . . . . . . . .             0          6,500
                                                        --------      ---------
    Total redeemable preferred stock . . . . . . .        27,322         39,087
                                                        --------      ---------
COMMON STOCK AND OTHER STOCKHOLDERS' DEFICIT:
 Common Stock, $.01 par value; 2,100,000 shares
  authorized, 1,112,246 shares issued and outstanding;
  485,516 shares issued and outstanding, pro forma as
  adjusted (5) . . . . . . . . . . . . . . . . . .            11              5
 Warrants (5). . . . . . . . . . . . . . . . . . .             1          2,200
 Notes receivable for common stock . . . . . . . .          (972)          (972)
 Additional paid-in capital. . . . . . . . . . . .         4,081          1,381
 Recapitalization adjustment (6) . . . . . . . . .             0        (32,638)
 Accumulated deficit (7) . . . . . . . . . . . . .       (18,746)       (33,118)


 Treasury stock. . . . . . . . . . . . . . . . . .           (94)           (94)
                                                        --------      ---------

 Total stockholders' deficit . . . . . . . . . . .       (15,719)       (63,236)
                                                        --------      ---------


 Capitalization. . . . . . . . . . . . . . . . . .      $ 60,978       $ 76,774
                                                        --------      ---------
                                                        --------      ---------



- -----------

(1) Pro forma adjustments include the effect of the Pro Forma Transactions. See "Pro Forma Financial Data."

(2) Pro Forma amount does not include approximately $6.5 million which the Company expects to spend in 1996 ($1.5 million is also expected to be spent in 1997) in connection with the expansion of manufacturing facilities for Alvey and Busse. See "Credit Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

(3) All (a) holders of Pinnacle Original Senior Preferred Stock who did not participate in the Redemption and (b) holders of 11.95% Notes who did not participate in the Note Repayment elected to exchange and/or purchase Pinnacle Series B Preferred Stock. See "Description of Capital Stock."

(4) The preliminary value of warrants included in the Pinnacle Preferred Stock and Warrants Offering totalling $2.2 million has been reduced from the value of the Preferred Stock.

(5) Pro forma amount does not include (a) outstanding options to purchase 67,200 shares of Pinnacle Common Stock, (b) outstanding warrants to purchase an aggregate of 14,917 shares of Pinnacle Common Stock and
          (c) options to purchase 29,875 shares of Pinnacle Common Stock issued in the Weseley Acquisition. Warrants to purchase 256,075 shares of Pinnacle Common Stock issued in the Pinnacle Preferred Stock and Warrants Offering have been preliminarily valued at $2.2 million in the aggregate. Such amount is subject to further adjustment pending finalization of the valuation. See "Certain Transactions."

(6) Amount represents the value paid as a result of the Common Equity Exchange in excess of the historical carrying value of the Pinnacle Common Stock. See "Recapitalization of Pinnacle."

(7) The pro forma, as adjusted, amount reflects the net effects ($27.3 million) of the Recapitalization Transactions at Pinnacle, the $21.4 million dividend from Alvey to Pinnacle (the amount that would have been necessary if the Recapitalization Transactions took place as of December 31, 1995), approximately $223,000 of prepayment penalties, net of applicable income taxes, incurred in the Credit Facility Repayment, the write-off of unamortized deferred financing fees of $1.58 million, net of applicable income taxes, the charge to income of $866,000, net of applicable income taxes, for the termination of the Raebarn Agreement (such write-off and termination occurred concurrently with the Prior Offering), and the charge to income of $11.7 million for purchased research and development costs, which will be reflected as research and development expense immediately subsecquent to the purchase of Weseley by Pinnacle, Alvey and MFA.

                            PRO FORMA FINANCIAL DATA

          The following unaudited pro forma financial data of Alvey (the "Pro Forma Financial Data") have been derived by the application of pro forma adjustments to the historical Consolidated Financial Statements of Alvey included elsewhere in this Prospectus. The following unaudited pro forma consolidated statement of operations data for the year ended December 31, 1995 give effect to the Financing Transactions, the Prior Offering and the Exchange Offer and the application of the net proceeds therefrom, the Weseley Acquisition, and the termination of the Acadia Agreement (as defined herein) and the Raebarn Agreement (as defined herein) (collectively, the "Pro Forma Transactions") as if such events had occurred on January 1, 1995. See "Certain Relationships and Transactions." The following unaudited pro forma consolidated balance sheet data at December 31, 1995 gives effect to the Pro Forma Transactions as if such events had occurred as of December 31, 1995. The Pro Forma Financial Data reflect a preliminary purchase price allocation for the Weseley Acquisition; however, no significant adjustments to the Weseley purchase price allocation shown herein are expected. The Pro Forma Financial Data do not purport to be indicative of Alvey's financial position or results of operations that would actually have been obtained had the Pro Forma Transactions been completed as of the dates assumed, or to project Alvey's financial position or results of operations at any future date. The Pro Forma Financial Data should be read in conjunction with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Alvey's Consolidated Financial Statements and the related Notes to the Consolidated Financial Statements and Weseley's Financial Statements and the related Notes to the Financial Statements included elsewhere in this Prospectus.


                                                                                FISCAL YEAR 1995



                                                                                                         Weseley Pro
                                                                                                          Forma and
                                                             Financing      Financing                     Purchase
                                                            Transactions   Transactions    Historical     Accounting
                                              Historical     Adjustments    Pro Forma       Weseley     Adjustments (1)  Pro Forma
                                              ----------     -----------    ---------       -------     ---------------  ---------
                                                                                     (DOLLARS IN THOUSANDS)
Net sales. . . . . . . . . . . . . . . . . .   $288,018             $0       $288,018         $3,397             $0      $ 291,415
Cost of goods sold . . . . . . . . . . . . .    217,297              0        217,297            935              0        218,232
  Gross profit . . . . . . . . . . . . . . .     70,721              0         70,721          2,462              0         73,183
  Selling, general and administrative
    expenses . . . . . . . . . . . . . . . .     51,630              0         51,630          4,539          652(2)        56,821
  Research and development expenses. . . . .      2,051              0          2,051            615              0          2,666
  Amortization expense . . . . . . . . . . .      1,737           (558)(4)      1,179              0            471 (5)      1,650
  Other income, net. . . . . . . . . . . . .       (108)          (150)(3)       (258)             0              0           (258)
    Operating income (loss). . . . . . . . .     15,411            708         16,119         (2,692)        (1,123)        12,304
 Interest expense. . . . . . . . . . . . . .      6,896          3,806 (6)     10,702            (19)         1,706 (7)     12,389
    Income (loss) before income taxes. . . .      8,515         (3,098)         5,417         (2,673)        (2,829)           (85)
 Income tax expense (benefit). . . . . . . .      4,109         (1,239)(8)      2,870         (1,105)          (944)(8)        821

    Income (loss) from continuing
      operations . . . . . . . . . . . . . .     $4,406      $  (1,859)     $   2,547      $  (1,568)     $  (1,885)     $ (906)(2)
 Earnings per share (9). . . . . . . . . . .       --             --             --             --             --          --


 OTHER CONSOLIDATED AND PRO FORMA DATA AND
  OTHER PERFORMANCE MEASURES (NON-GAAP) (11):
  Depreciation expense . . . . . . . . . . .     $2,952      $       0      $   2,952      $      68      $       0      $   3,020
  Capital expenditures, net (10) . . . . . .     $4,496      $       0      $   4,496      $     213      $       0      $   4,709



- ----------

(1) The Weseley Acquisition will be accounted for as a purchase. The purchase price will be allocated to the acquired assets and liabilities based on their relative fair values as of the date of acquisition based on valuations and other studies which are essentially complete. Based on the results of an independent appraisal, it is expected that approximately $11.7 million of the Weseley purchase price will be allocated to purchased research and development costs. Such research and development costs will be recorded as research and development expense in Alvey's consolidated statement of operations during the quarter ended March 31, 1996. This research and development expense has been excluded from the pro forma statement of operations for the year ended December 31, 1995, as it represents a non-recurring charge to income which results directly from the Weseley Acquisition. No significant adjustments to the Weseley purchase price allocation shown herein are expected.

(2) Amount principally includes the stay bonuses payable to certain designated employees of Weseley ($625,000 on an annual basis) The adjustment does not eliminate the payment by Weseley and charge to expense on December 31, 1995 (prior to the purchase of Weseley by Pinnacle, Alvey and MFA) of an aggregate of $3.0 million in one-time, nonrecurring bonuses to certain employees of Weseley. Had such amount been included in this adjustment, Alvey's pro forma net income for fiscal year 1995 would have been $894.

(3) Adjustment includes the effect of the termination of the Acadia Agreement and the Raebarn Agreement, resulting in an annual reduction in expense of $500,000, offset by new management fees of $150,000 and $200,000 annually payable to Vestar and Mammoth (as defined herein), respectively. The pro forma income statement does not include a nonrecurring charge of $866,000, net of applicable tax benefits, resulting from the termination of the Raebarn Agreement (total payments of $2.0 million to be paid over 8 years will be expensed at the time of termination of the Raebarn Agreement which occured concurrently with the Prior Offering, less $510,000 which was accrued at December 31, 1995). See "Certain Transactions."

(4) Reflects the reduction in amortization of certain unamortized deferred financing fees associated with a previous debt issuance to be written-off as a result of the Financing Transactions. The pro forma income statement does not reflect a one-time $1.58 million extraordinary charge, net of tax, for the write-off of such unamortized deferred financing fees and for certain nonrecurring prepayment penalties which resulted from the Credit Facility Repayment.

(5) Reflects the additional goodwill amortization to be recorded under the preliminary purchase price allocation as a result of the Weseley Acquisition; such goodwill is being amortized over a period of 10 years.

(6) Reflects the additional interest which will result from the Financing Transactions, excluding interest at a rate of 11-3/8% relating to the financing of the Weseley Acquisition. Amount includes additional expense ($1,014,000 for the year ended December 31, 1995) to result from the amortization of deferred financing fees associated with the Prior Offering over the term thereof.

(7) Reflects the additional interest expense resulting from the Weseley Acquisition at a rate of 11-3/8%; $15 million of the proceeds of the Prior Offering was used to fund the Weseley Acquisition.

(8) Reflects estimated income tax effect of pro forma adjustments. The increase in the effective tax rate over the statutory federal rate in the "Weseley Pro Forma and Purchase Accounting Adjustments" column is due primarily to non-deductible goodwill amortization.

(9) Given the historical organization and capital structure of Alvey, earnings per share information is not considered meaningful or relevant and therefore has not been presented.

(10) Capital expenditures include amounts related to investments in fixed assets and costs of software development.

(11) Other performance measures such as EBITDA and EBITDAM as shown below should not be construed as an alternative to operating income or net income calculated in accordance with GAAP or as an indicator of operating performance or liquidity. However, the Company believes such non-GAAP performance measures are commonly used to evaluate a company's ability to service debt.

                                                                               Weseley Pro
                                                                                Forma and
                                    Financing      Financing                    Purchase
                                  Transactions   Transactions   Historical     Accounting
                    Historical     Adjustments     Pro Forma      Weseley      Adjustments      Pro Forma
                    ----------    ------------    -----------    ---------   ---------------    ---------
EBITDA (12)         $   20,100    $     150      $   20,250     $  (2,624)   $      (652)       $  16,974

EBITDAM (13)            20,706            0          20,706        (2,624)          (652)          17,430


(12) EBITDA consists of earnings before interest, income taxes, extraordinary items and depreciation and amortization expense. EBITDA also excludes a charge to income of $866,000, net of applicable income taxes, for the termination of the Raebarn Agreement (such termination occurred concurrently with the Prior Offering). Management fees of $456,000 reduce EBITDA on a pro forma basis for the year ended December 31, 1995.

(13) EBITDAM consists of earnings before interest, income taxes, extraordinary items, depreciation and amortization expense and management fees. EBITDAM excludes management fees of $456,000 for the year ended December 31, 1995.

                                               Pro Forma Financial Statements of Alvey

                                                                                                         Weseley Pro
                                                                                                          Forma and
                                                            Financing     Financing                       Purchase
                                                          Transactions   Transactions     Historical      Accounting     Pro Forma
                                            Historical     Adjustments    Pro Forma        Weseley       Adjustments    As Adjusted
                                            ----------    ------------   -----------      ---------    ---------------  -----------
                                                                               (dollars in thousands)
BALANCE SHEET DATA:
ASSETS
Current assets:
  Cash and cash equivalents. . . . . . .     $   3,405     $  22,698 (2)  $  26,103       $    216      $ (15,000)(3)   $  11,319
  Receivables:
      Trade. . . . . . . . . . . . . . .        42,567             0         42,567            341              0          42,908
      Unbilled and other . . . . . . . .         6,211             0          6,211             39              0           6,250
  Accumulated costs and earnings
   in excess of billings on
   uncompleted contracts . . . . . . . .         8,317             0          8,317              0              0           8,317
  Inventories:
      Raw materials. . . . . . . . . . .        13,966             0         13,966              0              0          13,966
      Work in process. . . . . . . . . .         5,720             0          5,720              0              0           5,720
  Deferred income taxes. . . . . . . . .         4,699             0          4,699          1,375         (1,595)          4,479
  Prepaid expenses and other assets. . .         1,665             0          1,665             10              0           1,675
  Total current assets . . . . . . . . .        86,550        22,698        109,248          1,981        (16,595)         94,634
Property, plant and equipment net. . . .        25,675             0         25,675            223              0          25,898
Other assets . . . . . . . . . . . . . .         6,031         4,460 (4)     10,491              0              0          10,491
Goodwill . . . . . . . . . . . . . . . .        32,029             0         32,029              0          4,709 (3)      36,738
  Total assets . . . . . . . . . . . . .     $ 150,285     $  27,158      $ 177,443       $  2,204      $ (11,886)      $ 167,761
  LIABILITIES, REDEEMABLE PREFERRED STOCK
   AND NET INVESTMENT OF PINNACLE
Current liabilities:
  Current portion of long-term debt. . .     $   6,915     $  (6,625)(5)  $     290       $      0      $       0       $    290
 Accounts payable . . . . . . . . . . .         24,368             0         24,368            104              0          24,472
  Accrued expenses . . . . . . . . . . .        27,764           250 (6)     28,014            164              0          28,178
  Customer deposits. . . . . . . . . . .        12,107             0         12,107              0              0          12,107
  Billings in excess of accumulated
   costs and earnings on uncompleted
   contracts . . . . . . . . . . . . . .        13,904             0         13,904              0              0          13,904
  Deferred revenues. . . . . . . . . . .           899             0            899          3,042              0           3,941
  Taxes payable. . . . . . . . . . . . .           994             0            994             56              0           1,050
      Total current liabilities. . . . .        86,951        (6,375)        80,576          3,366              0          83,942
Long-term debt . . . . . . . . . . . . .        42,460        58,173 (5)    100,633              0              0         100,633
Other long-term liabilities. . . . . . .         5,075         1,193 (6)      6,268             26              0           6,294
Deferred income taxes. . . . . . . . . .         4,196        (1,781)(7)      2,415            221         (1,595)          1,041
Redeemable preferred stock (8):
      Series A Senior Cumulative
       Exchangeable Preferred Stock. . .        21,070       (21,070)(9)          0                             0               0
      Cumulative Exchangeable Preferred
Stock. . . . . . . . . . . . . . . . . .         6,252        (6,252)(9)          0                             0               0
Net investment of Pinnacle and Weseley
stockholders' deficit (10) . . . . . . .       (15,719)        3,270 (11)   (12.449)        (1,409)       (10,291)        (24,149)


                                       39


Total liabilities, redeemable preferred
  stock and net investment of Pinnacle .    $  150,285       $  27,158     $  177,443       $  2,204  $     (11,886)    $  167,761



- -----------

(1) The Weseley Acquisition will be accounted for as a purchase. The purchase price will be allocated to the acquired assets and liabilities based on their relative fair values as of the date of acquisition based on valuations and other studies which are essentially complete. Based on the results of an independent appraisal, it is expected that approximately $11.7 million of the Weseley purchase price will be allocated to purchased research and development costs. Such research and development costs will be recorded as research and development expense in Alvey's consolidated statement of operations during the quarter ended March 31, 1996. This research and development expense has been excluded from the pro forma statement of operations for the year ended December 31, 1995, as it represents a non-recurring charge to income which results directly from the Weseley Acquisition. No significant adjustments to the Weseley purchase price allocation shown herein are expected.

(2) Amounts (in thousands) as of December 31, 1995 are comprised of the proceeds of the Prior Offering offset by payments as follows:

          Proceeds from the Offering (net of transaction costs
            of $7.1 million) . . . . . . . . . . . . . . . . . .        $92,900
          Recapitalization Dividend. . . . . . . . . . . . . . .        (21,380)
          Credit Facility Repayment. . . . . . . . . . . . . . .        (46,199)
          Prepayment penalties . . . . . . . . . . . . . . . . .           (370)
          Note Repayment . . . . . . . . . . . . . . . . . . . .         (2,253)
                                                                        --------
                                                                        $22,698
                                                                        -------

          See additional description of the above events in the "Prospectus Summary--Recent Transactions by Alvey." The $21.4 million Recapitalization Dividend from Alvey to Pinnacle reflects the amount that would have been necessary if the Recapitalization Transactions took place as of December 31, 1995.

(3) The purchase price and preliminary allocation of the excess of cost over the net book value of assets acquired of Weseley is as follows:

                                                                  (in thousands)
          Purchase price . . . . . . . . . . . . . . . . . . . .      $15,000
          Purchased research and development costs . . . . . . .      (11,700)
                                                                      --------
          Book value of net liabilities assumed. . . . . . . . .        1,409
                                                                       ------
          Goodwill . . . . . . . . . . . . . . . . . . . . . . .       $4,709
                                                                       ------


     The $14.8 million adjustment to cash reflects the $15.0 million purchase price net of $0.2 million cash acquired. Purchased research and development costs will be immediately charged to expense. See footnote
     (10) below.


(4) Reflects $7.1 million in costs associated with the Financing Transactions offset by the reduction in unamortized deferred financing fees of $2.6 million associated with a previous debt issuance to be written-off as a result of the Financing Transactions.

(5) Amount reflects the proceeds from the Prior Offering offset by the Credit Facility Repayment and the Note Repayment. Pro Forma amount does not include approximately $6.5 million which the Company expects to spend in 1996 ($1.5 million is also expected to be spent in 1997) in connection with the expansion of manufacturing facilities for Alvey and Busse. No borrowings are expected to be drawn under the Credit Agreement in order to effect the Pro Forma Transactions. See "Credit Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(6) Adjustment includes the effect of the termination of the Raebarn Agreement, which contemplates total payments of $2.0 million to be paid over 8 years (but is partially offset by existing accruals for such payments of $510,000). See "Certain Transactions."

(7) Reflects estimated income tax effect of pro forma adjustments for Financing Transactions.

(8) Represents redeemable preferred stock of Pinnacle. Due to exchangeable feature of the preferred stock which allows the holder to exchange the preferred stock for subordinated notes of Alvey, the preferred stock has been pushed down to the financial statements of Alvey. See "Description of Capital Stock."

(9)       Amounts reflect the Redemption. See "Recapitalization of Pinnacle."

(10) Net investment of Pinnacle represents the basis of Pinnacle's investment in Alvey, which has been pushed down to the financial statements of Alvey, and includes cumulative contributions of capital and cumulative income before extraordinary losses offset by extraordinary losses and aggregate accreted/paid preferred stock dividends. The historical amount at December 31, 1995 consists of cumulative contributions of capital to Alvey by Pinnacle of $3.0 million and cumulative income before extraordinary losses of $2.9 million offset by extraordinary losses of $7.5 million and an aggregate accretion/payment of $14.1 million of paid-in-kind dividends on preferred stock. The pro forma, as adjusted, amount reflects the net effects ($27.3 million) of the Recapitalization Transactions at Pinnacle, the $21.4 million dividend from Alvey to Pinnacle (the amount that would have been necessary if the Recapitalization Transactions took place as of December 31, 1995), approximately $223,000 of prepayment penalties, net of applicable income taxes, incurred in the Credit Facility Repayment, the write-off of unamortized deferred financing fees of $1.58 million, net of applicable income taxes, the charge to income of $866,000, net of applicable income taxes, for the termination of the Raebarn Agreement (such write-off and termination occurred concurrently with the Prior Offering), and the charge to income of $11.7 million for purchased research and development costs, which will be reflected as research and development expense immediately subsecquent to the purchase of Weseley by Pinnacle, Alvey and MFA.


(11) The adjustment reflects the net effects ($27.3 million) of the Recapitalization Transactions at Pinnacle, the $21.4 million Recapitalization Dividend from Alvey to Pinnacle (the amount that would have been necessary if the Recapitalization Transactions took place as of December 31, 1995), the write-off of unamortized deferred financing fees of $1.58 million, net of applicable income taxes, the charge to income of $223,000, net of applicable income taxes, related to approximately $370,000 of prepayment penalties incurred in the Credit Facility Repayment and the charge to income of $866,000, net of applicable income taxes, for the termination of the Raebarn Agreement (such write-off and termination occurred concurrently with the Prior Offering).

                      SELECTED CONSOLIDATED FINANCIAL DATA

          The selected historical consolidated financial data presented below at and for the five years ended December 31, 1995 have been derived from the historical Consolidated Financial Statements of Alvey which have been audited by Price Waterhouse LLP, independent accountants. Alvey's historical consolidated financial statements at and for the three years ended December 31, 1995, 1994 and 1993 are included elsewhere in this Prospectus.

          The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and related Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                                      YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------------------
                                                                1995           1994           1993           1992           1991
                                                              --------       --------       --------       --------       --------
                                                                                      (DOLLARS IN THOUSANDS)
RESULTS OF OPERATIONS (1):
  Net sales. . . . . . . . . . . . . . . . . . . . . .     $   288,018     $  248,177     $  164,022     $  106,579      $  80,947
  Cost of goods sold . . . . . . . . . . . . . . . . .         217,297        189,007        123,033         75,343         60,666
                                                           -----------     ----------     ----------     ----------      ---------
    Gross profit . . . . . . . . . . . . . . . . . . .          70,721         59,170         40,989         31,236         20,281
  Selling, general and administrative
    expenses . . . . . . . . . . . . . . . . . . . . .          51,630         43,402         30,421         22,467         16,582
  Research and development expenses. . . . . . . . . .           2,051          2,538          1,436            930            602
  Amortization expense . . . . . . . . . . . . . . . .           1,737          1,836          1,479          1,095          1,002
  Other expense (income) net (2) . . . . . . . . . . .            (108)         2,279            (11)          (335)          (308)
  Restructuring and plant consolidation
    expense (3). . . . . . . . . . . . . . . . . . . .               0              0              0          1,801              0
                                                           -----------     ----------     ----------     ----------      ---------
    Operating income . . . . . . . . . . . . . . . . .          15,411          9,115          7,664          5,278          2,403
  Interest expense . . . . . . . . . . . . . . . . . .           6,896          5,921          4,053          2,690          2,512
                                                           -----------     ----------     ----------     ----------      ---------
  Income (loss) before income taxes and
    extraordinary losses . . . . . . . . . . . . . . .           8,515          3,194          3,611          2,588           (109)
  Income taxes . . . . . . . . . . . . . . . . . . . .           4,109          1,516          1,560          1,126             32
                                                           -----------     ----------     ----------     ----------      ---------
    Income (loss) before extraordinary losses. . . . .           4,406          1,678          2,051          1,462           (141)
  Extraordinary losses, net (4). . . . . . . . . . . .               0              0          6,203            614            657
                                                           -----------     ----------     ----------     ----------      ---------
    Net income (loss). . . . . . . . . . . . . . . . .     $     4,406     $    1,678     $   (4,152)    $      848      $    (798)
                                                           -----------     ----------     ----------     ----------      ---------
Earnings per share (5) . . . . . . . . . . . . . . . .               _              _              _              _              _

                                                                                         AT DECEMBER 31,
                                                              --------------------------------------------------------------------
                                                                1995           1994           1993           1992           1991
                                                              --------       --------       --------       --------       --------
                                                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA(1):
  Working capital (deficit). . . . . . .                       $  (401)       $ 7,152        $ 8,155        $  (928)       $(1,035)
  Total assets . . . . . . . . . . . . .                       150,285        138,536        129,658         83,021         45,349
  Long-term debt, less current
    maturities . . . . . . . . . . . . .                        42,460         54,754         59,341         35,508         18,194
  Redeemable preferred stock (6) . . . .                        27,322         23,435         20,034         16,902         12,299
  Net investment of Pinnacle (7) . . . .                       (15,719)       (16,332)       (15,015)        (9,729)        (8,475)

                  SELECTED CONSOLIDATED FINANCIAL DATA OF ALVEY


                                                                           YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------------------
                                                      1995           1994           1993           1992           1991
                                                    --------       --------       --------       --------       --------
                                                                           (DOLLARS IN THOUSANDS)
OTHER CONSOLIDATED FINANCIAL DATA (1):
  Depreciation expense . . . . . . . . . . . . . .   $ 2,952        $ 2,752        $ 2,583        $ 1,724        $ 1,433
  Capital expenditures, net (8). . . . . . . . . .     4,496          5,091          3,471          1,920            491

OTHER PERFORMANCE MEASURES (NON-GAAP) (9):
  EBITDA (10). . . . . . . . . . . . . . . . . . .    20,100         15,877         11,726          8,097          4,838
  Ratio of earnings to fixed charges plus
    preferred stock dividends(11). . . . . . . . .      1.07            (11)           (11)           (11)           (11)
  Ratio of earnings to fixed charges (12). . . . .      2.06           1.47           1.80           1.83            (12)
  Ratio of EBITDA to cash interest expense (13). .      3.27           2.77           3.17           3.30           1.93
  Ratio of long-term debt to EBITDA. . . . . . . .      2.11           3.45           5.06           4.33           3.76
  EBITDAM (14) . . . . . . . . . . . . . . . . . .   $20,706        $16,379        $12,391        $ 8,597        $ 5,151
  Ratio of EBITDAM to cash interest expense (13) .      3.37           2.86           3.35           3.50           2.05
  Ratio of long-term debt to EBITDAM . . . . . . .      2.05           3.34           4.79           4.08           3.53


- -----------

(1) Includes various acquisitions from the date of such acquisition, including Busse and Buschman in fiscal 1992, White in fiscal 1993 and AEC in fiscal 1994.

(2) Amount in fiscal 1994 includes the payment of a one-time stay bonus in the amount of $2.2 million to an executive of White in connection with the acquisition of White.

(3) Reflects nonrecurring restructuring and plant consolidation expenses associated with the closure of a Company-owned manufacturing plant.

(4) Reflects the write-off of unamortized deferred financing fees, net of applicable income tax benefits, resulting from the early extinguishment of debt during 1993, 1992 and 1991. Amount in 1993 also includes approximately $5.4 million, net of applicable income tax benefits, for the accrual of operating losses and other related costs associated with the disposal of a carousel manufacturing plant in Lewiston, Maine pursuant to a Federal Trade Commission order in 1993 (See Note 5 to the Consolidated Financial Statements of Alvey).

(5) Given the historical organization and capital structure of Alvey, earnings per share information is not considered meaningful or relevant and therefore has not been presented.





(6) Represents redeemable preferred stock of Pinnacle. Due to the exchangeable feature of the preferred stock which allows the holder to exchange the preferred stock for subordinated notes of Alvey, the preferred stock has been pushed down to the financial statements of Alvey. See "Description of Capital Stock."



(7) Net investment of Pinnacle represents the basis of Pinnacle's investment in Alvey, which has been pushed down to the financial statements of Alvey, and includes cumulative contributions of capital and cumulative income before extraordinary losses offset by extraordinary losses and aggregate accreted/paid preferred stock dividends. The historical amount at December 31, 1995 consists of cumulative contributions of capital to Alvey by Pinnacle of $3.0 million and cumulative income before extraordinary losses of $2.9 million offset by extraordinary losses of $7.5 million and an aggregate accretion/payment of $14.1 million of paid-in-kind dividends on preferred stock.



(8) Capital expenditures include amounts related to investments in fixed assets and costs of software development.

(9) Other performance measures such as EBITDA and EBITDAM (discussed further below) should not be construed as an alternative to operating income or net income calculated in accordance with generally accepted accounting principles ("GAAP") or as an indicator of operating performance or liquidity. However, the Company believes such non-GAAP performance measures are commonly used to evaluate a company's ability to service debt.



(10) EBITDA consists of earnings before interest, income taxes, extraordinary items and depreciation and amortization expense. In 1994, EBITDA also excludes a $2.2 million one-time payment of a stay bonus in connection with the acquisition of White which is included in "Other expense (income) net" above. Management fees serve to reduce EBITDA by $606,000, $502,000, $665,000, $500,000 and $313,000 for the years ended
       December 31, 1995, 1994, 1993, 1992 and 1991, respectively.



(11) For purposes of this computation, fixed charges consist of interest expense, amortization of deferred financing fees, one-third of rental expenses (representative of that portion of rental expense attributable to interest) and accretion/payment of preferred stock dividends. Earnings consist of income before income taxes plus all fixed charges, except for the accretion/payment of preferred stock dividends. Fixed charges exceeded earnings by $3.1 million, $1.3 million, $1.1 million and $1.1 million for the years ended December 31, 1994, 1993, 1992 and 1991, respectively.



(12) For purposes of this computation, fixed charges consist of interest expense, amortization of deferred financing fees, and one-third of rental expenses (representative of that portion of rental expense attributable to interest) and excludes the accretion/payment of preferred stock dividends. Earnings consist of income before income taxes plus all fixed charges, except for the accretion/payment of preferred stock dividends. Fixed charges exceeded earnings by $109,000 for the year ended December 31, 1991.



(13) For purposes of this computation, interest expense consists of interest on indebtedness and does not include amortization of deferred financing fees and other noncash charges to interest which have been capitalized.



(14) EBITDAM consists of earnings before interest, income taxes, extraordinary items, depreciation and amortization expense and management fees. In 1994, EBITDAM also excludes a $2.2 million one-time payment of a stay bonus in connection with the acquistion of White which is included in "Other expense (income) net" above. EBITDAM excludes management fees of $606,000, $502,000, $665,000, $500,000 and $313,000 for the years ended
       December 31, 1995, 1994, 1993, 1992 and 1991, respectively.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

          UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "COMPANY" INCLUDES ALVEY SYSTEMS, INC. ("ALVEY") AND ITS SUBSIDIARIES, EACH OF WHICH OPERATES AS A SUBSIDIARY OF PINNACLE AUTOMATION, INC. ("PINNACLE"), A DELAWARE CORPORATION THAT OWNS ALL OF THE OUTSTANDING CAPITAL STOCK OF ALVEY.


          When used in the following discussion, the words "believes", "anticipates" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected, including, but not limited to, those set forth in "Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


GENERAL OVERVIEW

          The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of the Company for the three fiscal years ended December 31, 1995.


          Subsequent to the acquisition of Alvey by Pinnacle in August 1988, Alvey and Pinnacle completed a succession of five complementary acquisitions which has resulted in expanded product lines and an ability to provide integrated solutions in a wide range of manufacturing and distribution applications. Set forth below is certain information with respect to the Company's acquisitions:



 ACQUISITION                                                ACQUISITION DATE

 McHugh, Freeman & Associates, Inc.. . . . . . . . . .      May 1989
 Busse Bros., Inc. . . . . . . . . . . . . . . . . . .      April 1992
 The Buschman Company. . . . . . . . . . . . . . . . .      October 1992
 White Storage & Retrieval Systems, Inc. . . . . . . .      December 1993
 Automation Equipment Company. . . . . . . . . . . . .      August 1994
 Weseley Software Development Corp.. . . . . . . . . .      January 1996



          The Company believes that its emphasis on complementary acquisitions of companies serving either targeted markets or providing niche products has enabled it to provide customers a single source for complete integrated materials handling and information flow systems. Further, the Company believes that in 1995 it began to benefit from, and in 1996 continues to benefit from, productivity and integration gains resulting from its succession of complementary acquisitions combined with a stategy of integrating the operations of each newly-acquired company with the operations of Alvey and its other operating subsidiaries, which strategy is more fully described in the next succeeding paragraph.



          Shortly after acquiring each of its operating subsidiaries, management reviewed each newly-acquired subsidiary with respect to the possible integration of operations with Alvey and its other operating subsidiaries in order to improve operating efficiencies. As a result of such previous reviews, the Company initiated changes in each operating subsidiary's production processes that were targeted at the improvement of manufacturing efficiencies, the increase in facility capacity and ultimately the reduction of product cost. Additionally, in recent years, management has undertaken a number of programs targeted at reducing the cost to produce a specific product by simplifying and standardizing components and assemblies, thereby improving the productivity of the manufacturing process. The following is a brief summary of some of the actions taken and programs initiated in order to improve operating efficiencies:

          - Each of the manufacturing facilities of Alvey, Busse and Buschman have been reorganized to modify the flow of product and raw materials through the manufacturing process. Within three to 12 months after completing these changes, each of Alvey, Busse and Buschman recorded meaningful improvements in labor productivity and facility capacity.



          - In 1993, Alvey began production of the series 920 palletizers, which was designed to be manufactured in modules rather than one large piece, thus reducing the labor requirements. As with most new products, the manufacture of the initial units resulted in cost overruns; however, by early 1994, Alvey produced these units more efficiently than originally estimated. The result of this engineering process was to produce a state-of-the-art machine that could be sold at a price 15-25% below the machine it replaced, yet generate a gross margin percentage significantly higher than that of its predecessor.



          - Alvey also began production of the series 880 palletizers in late 1994. This machine was redesigned to incorporate many of the same assemblies used on the 920 series, resulting in labor efficiencies and reduced inventories. While production of the series 880 palletizer has not produced operating results that are as significant as those realized in the production of the 920 palletizer, the production of the series 880 is beginning to realize similar cost improvements and efficiency trends.



          - Busse introduced the "Turbo" series depalletizer in 1993. Busse has realized similar results on the production of the Turbo series depalletizers as Alvey experienced with the series 920 palletizer. Busse has been able to reduce its sales price while actually improving gross margin dollars and percentages. Furthermore, the production changes initiated in 1993 have enabled Busse to increase sales by approximately 300% over 1992 results (the year that Busse was acquired by Alvey), with the number of employees increasing by approximately 200%.



          - The Company has substantially completed the process of combining the conveyor product line of Alvey with that of Buschman. The best products from each company were selected and then re-engineered to incorporate current technologies and manufacturing capabilities. The effect of this program was to greatly reduce the number of parts required to support two separate products and to simplify the manufacture of the new enhanced product. As a result of this undertaking, and other programs targeted at specific issues, productivity at Buschman began increasing in the last half of 1994 and has continued to do so throughout 1995 and into the first quarter of 1996. Buschman increased 1995 equipment sales by 37.3% over 1994 with only a minimal increase in factory employment.



While no assurance may be given with respect to future productivity performance, management believes additional efficiencies will be realized from these programs.



          Each of the Company's acquisitions was accounted for under the purchase method of accounting, with the purchase prices allocated to the estimated fair market value of the assets acquired and liabilities assumed. In each acquisition, the excess of the purchase price paid over the estimated fair value of the net assets acquired was allocated to goodwill. The Company has allocated an aggregate of $35.7 million to goodwill since 1988, $32.0 million of which is recorded on Alvey's balance sheet at December 31, 1995. Such goodwill is amortized over a period of 40 years and will result in future annual goodwill amortization expense of approximately $0.9 million per year. See "Pro Forma Financial Data" for additional goodwill amortization estimated to result from the acquisition of Weseley. The acquisitions were financed primarily through bank borrowings, resulting in increases in the Company's debt and interest expense. Results of operations of each acquired company have been included in the Company's consolidated statement of operations from the dates of the respective acquisition.

RESULTS OF OPERATIONS

          The following table sets forth, for the fiscal periods indicated, net sales and categories of expenses, including "Other expense (income) net", in thousands of dollars and as a percentage of net sales.

                                                                          YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------------------------
                                                    1995                         1994                            1993
                                          ------------------------     -------------------------     ----------------------------
Net sales. . . . . . . . . . . . . . . .  $288,018         100.0%       $248,177         100.0%       $164,022         100.0%
Cost of goods sold . . . . . . . . . . .   217,297           75.4        189,007           76.2        123,033           75.0
                                          --------                      --------                      --------
  Gross profit . . . . . . . . . . . . .    70,721           24.6         59,170           23.8         40,989           25.0
  Selling, general & adminis-
    trative expenses . . . . . . . . . .    51,630           17.9         43,402           17.5         30,421           18.5
  Research & development
    expenses . . . . . . . . . . . . . .     2,051            0.7          2,538            1.0          1,436            0.9
  Amortization expense . . . . . . . . .     1,737            0.6          1,836            0.7          1,479            0.9
  Other expense (income) net . . . . . .      (108)          (0.0)         2,279            0.9            (11)          (0.0)
  Operating income . . . . . . . . . . .    15,411            5.4          9,115            3.7          7,664            4.7
Interest expense . . . . . . . . . . . .     6,896            2.4          5,921            2.4          4,053            2.5
                                          --------                      --------                      --------
  Income before income taxes and
    extraordinary loss . . . . . . . . .     8,515            3.0          3,194            1.3          3,611            2.2

Income taxes . . . . . . . . . . . . . .     4,109            1.5          1,516            0.6          1,560            0.9
                                          --------                      --------                      --------
  Income before extraordinary
    loss . . . . . . . . . . . . . . . .     4,406            1.5          1,678            0.7          2,051            1.3
Extraordinary loss, net. . . . . . . . .         0            0.0              0            0.0          6,203            3.8
                                          --------                      --------                      --------
Net income (loss). . . . . . . . . . . .  $  4,406            1.5       $  1,678           0.7%       $ (4,152)          (2.5)%
                                          --------                      --------                      --------
                                          --------                      --------                      --------


COMPARISON OF THE YEAR ENDED DECEMBER 31, 1995 TO THE YEAR ENDED DECEMBER 31,
1994

          NET SALES were $288.0 million for the year ended December 31, 1995, representing an increase of $39.8 million, or 16.1%, over net sales of $248.2 million for the year ended December 31, 1994. Because the Company completed no acquisitions during 1994, this increase in net sales is due to sales growth at each of the Company's operating subsidiaries. In particular, the strong demand for Alvey's redesigned mid-range and high-speed palletizers and its success in providing integrated systems resulted in record shipments and sales and produced an increase of $17.1 million, or 19.3%, in net sales over 1994. At MFA, continued strong demand for warehouse management systems caused sales to grow by $11.9 million, or 42.6%, compared to 1994. Buschman also realized significant revenue gains from integrated and systems projects as sales of these systems increased $6.0 million, or 16.6%.


          On a consolidated basis, new order bookings were $318.9 million for 1995, representing an increase of $50.3 million, or 18.7%, over bookings for 1994. Increases in 1995 new order bookings were realized by each of the Company's operating subsidiaries other than White, with new order bookings at Alvey and Buschman increasing by $33.5 million and $9.5 million, or 36.4% and 13.7%, respectively. This significant increase in customer demand created a record year-end sales backlog of $143.9 million at December 31, 1995, which represents an increase of $29.4 million, or 25.7%, over the backlog at December 31, 1994. The most significant increases in year-end backlog were recorded at Alvey, which recorded an increase of $20.2 million, or 46.3%, and Buschman, which recorded an increase of $8.6 million, or 31.1%. Alvey's backlog is driven by the increasing number and size of integrated and palletizing systems while Buschman's success has resulted from significant bookings increases in major warehouse systems.


          GROSS PROFIT was $70.7 million for 1995, an increase of $11.6 million, or 19.5%, over 1994. This increase was primarily the result of increased sales volume offset by a slightly less favorable mix of products resulting in additional margins of approximately $9.5 million. In addition, improved operating efficiencies at each manufacturing entity (other than White) offset somewhat by project cost overruns, produced additional margins of $1.7 million. The gross profit margin as a percent of sales increased to 24.6% for 1995 from 23.8% for 1994 due to operating efficiencies and the effects of re-engineering certain major products. These gains were partially offset by product and project overruns caused by over-committed manufacturing and engineering resources at Alvey and, to a lesser degree, at Busse, during portions of 1995. However, management of the Company believes the expansion of its facilities, the integration of the Company's systems and the productivity enhancement and engineering programs initiated in recent years have resulted in manufacturing efficiency and productivity gains. Specifically, the gross margin percentage at Buschman increased 6.7 percentage points in 1995 compared to 1994. This increase is primarily a result of the efficiency and productivity gains and targeted marketing programs attributable to the efforts of the new management team that was put in place during the second and third quarter of 1994. Since the second half of 1994, "as sold" margins (the estimated gross margin an a specific project at the time of sale) on new orders have improved, resulting in an increase in Buschman's gross profit of approximately $800,000 during 1995. More importantly, the standardization of Buschman's product line and manufacturing engineering programs have generated substantial changes in the manufacturing process and have resulted in significant improvements in labor efficiencies, product deliveries and inventory levels. These improvements increased gross profit in 1995 by approximately $2.5 million over 1994 results.


          Gross profit at White decreased 21.6% from 1994. This decrease is primarily attributable to an under utilization of the manufacturing and engineering resources in the first half of 1995, and an over-utilization of the same resources during the last four months of 1995 as sales significantly increased. This significant deviation in the demand for these resources caused an under-absorption of overhead costs during the first half of 1995 and inefficiencies during the fourth quarter and resulted in various product and project cost overruns. In response to the difficulties encountered at White during 1995, the Company has hired or transferred three senior executives and realigned certain management functions at White to conform to policies and structures in place and proven to be successful at other operating companies of the Company.



          While no assurance may be made with respect to future productivity performance, the Company believes the recent productivity gains at Buschman are sustainable and may be improved upon. The ability of the Company to increase favorable productivity performance depends primarily upon (i) the ability of White to fully realize the benefits of new systems and organizational changes,
(ii) the addition of capacity at Alvey and Busse during 1996, (iii) the increased expertise and efficiency of the large number of new engineering and production employees of the Company, and (iv) the implementation and success of additional programs aimed at reducing project cycle times and engineering productivity.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $51.6 million for 1995, representing an increase of $8.2 million, or 18.9%, over 1994. This increase is primarily attributable to expenses associated with increased sales, the creation of two new marketing and sales support teams responsible for integrated systems and international sales and approximately $1.7 million of performance-based incentive compensation and profit sharing distributions. As a percentage of sales, selling, general and administrative expenses increased to 17.9% for 1995 from 17.5% for 1994. This increase reflects the cost of increased marketing staff to secure the record bookings and the higher levels of incentive compensation and profit sharing.

          RESEARCH AND DEVELOPMENT EXPENSES were $2.1 million for 1995, a decrease of $487,000, or 19.2%, compared to $2.5 million for 1994. Research and development expenses were higher for 1994 as compared to 1995 as a result of expenses incurred prior to the establishment of technological feasibility related to the development of a standard warehouse management software system at MFA.

          OTHER EXPENSE (INCOME) NET was income of $108,000 for 1995, representing a difference of $2.4 million, as compared to $2.3 million in expense in 1994. The difference is primarily attributable to the one-time payment of stay bonus to an executive at White during 1994 in connection with the acquisition of that entity.

          OPERATING INCOME increased to $15.4 million for 1995, representing an increase of $6.3 million, or 69.1%, as compared to $9.1 million for 1994. As a percentage of net sales, operating income increased to 5.4% for 1995 from 3.7% in 1994. This increase is due primarily to the increase in gross profit margin in 1995 and the payment of the one-time stay bonus in 1994 as described above.

          INTEREST EXPENSE increased to $6.9 million for 1995, representing an increase of $1.0 million or 16.5%, as compared to $5.9 million for 1994. This increase is due primarily to an increase in the base borrowing rate under the Company's credit facilities, interest incurred with respect to the 11.95% Notes which were issued in January 1995 and bank fees incurred in the first quarter of 1995 in connection with an amendment of the Company's credit facility.

          INCOME TAXES ON CONTINUING OPERATIONS were $4.1 million for 1995, representing an increase of $2.6 million from $1.5 million for 1994. The effective income tax rate of 48.3% in 1995 increased from an effective rate of 47.5% experienced in 1994 due to the absence of foreign tax credits in 1995, offset by somewhat lesser effects of (i) state income taxes, (ii) goodwill amortization and (iii) non-deductible meals and entertainment.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1994 TO THE YEAR ENDED DECEMBER 31,
1993

          NET SALES were $248.2 million for the year ended December 31, 1994, representing an increase of $84.2 million, or 51.3%, over net sales of $164.0 million for the year ended December 31, 1993. The full year inclusion of White, acquired in December 1993, accounted for $49.6 million of the increase. Record sales at each entity, other than the recently acquired White, represented an aggregate $34.6 million, or 21.1%, increase over 1993 sales for such entities. This increase was primarily attributable to the strong demand for warehouse management systems software, with respect to which sales increased by $11.2 million, or 67.1%, from 1993. In addition, the introduction of new and enhanced products and a targeted marketing effort resulted in increased sales of $8.6 million, or 10.7%, and $5.3 million, or 62.9%, at Alvey and Busse, respectively.

          GROSS PROFIT was $59.2 million in fiscal 1994, an increase of $18.2 million, or 44.4%, from $41.0 million in 1993. Of that increase, $11.5 million reflects the full year inclusion of White. The remainder of the increase was primarily attributable to increased sales volumes at entities other than White. The gross profit margin, as a percentage of sales, decreased to 23.8% (24.1% excluding White) from 25.0% in 1993 due (i) to additional costs incurred as the Company continued its implementation of various manufacturing integration programs at Buschman and (ii) to reduced margins on two major projects, booked in 1993, in order to better strategically position the Company. This decrease in gross profit margin was partially offset by productivity gains at the Company's more established operating units. The Company believes that the integration and productivity enhancement programs initiated in recent years are now resulting in manufacturing efficiencies and productivity gains.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $43.4 million in 1994, representing an increase of $13.0 million, or 42.8%, from $30.4 million in 1993. Of that increase, $9.2 million is attributable to the full year inclusion of White. As a percentage of sales, selling, general and administrative expenses decreased to 17.5% in fiscal 1994 compared to 18.5% in fiscal 1993. This decrease was primarily attributable to the realization of administrative synergies related to the Company's acquisition of White and the successful efforts of the Company to increase certain sales without adding selling, general and administrative expenses.

          RESEARCH AND DEVELOPMENT EXPENSES were $2.5 million for 1994, representing an increase of $1.1 million, or 78.6%, compared to $1.4 million for fiscal 1993. The full year inclusion of White reflects $500,000 of this increase. The remaining increase is attributable to increased product development efforts at Busse, Alvey and MFA.

          OTHER EXPENSE, NET was $2.3 million in 1994, representing an increase of $2.3 million over 1993. This increase is almost entirely attributable to the one-time payment of a stay bonus to an executive of White in connection with the acquisition of that entity.

          AMORTIZATION EXPENSE was $1.8 million in 1994, representing an increase of $357,000, or 24.1%, from $1.5 million in fiscal 1993. This increase is primarily attributable to the full year inclusion of goodwill amortization resulting from the acquisition of White.

          OPERATING INCOME increased to $9.1 million in 1994, representing an increase of $1.4 million, or 18.2%, from $7.7 million for 1993. As a percentage of net sales, operating income decreased to 3.7% in fiscal 1994 from 4.7% in fiscal 1993. This decrease is due primarily to the decrease in the gross profit margin percentage and the payment of the one-time stay bonus as described above.

          INTEREST EXPENSE increased to $5.9 million in 1994, representing an increase of $1.8 million, or 43.9%, from $4.1 million in 1993. This increase is due primarily to the $27 million of additional debt incurred in connection with the acquisition of White in December 1993 and an increase in interest rates on the Company's floating rate debt, resulting from the general rate increase experienced throughout the economy in 1994.

          INCOME TAXES ON CONTINUING OPERATIONS were $1.52 million in 1994, representing a decrease of $44,000 from $1.56 million in 1993. The related effective income tax rate increased to 47.5% in fiscal 1994 from 43.2% in 1993. The increase in the effective rate is attributable primarily to increased nondeductible goodwill amortization and increased state income taxes relating to the acquisition of White.

          EXTRAORDINARY LOSS was $6.2 million in 1993 and there was no extraordinary loss in 1994. Approximately $5.4 million, net of applicable tax benefits, was charged as an expense as a result of losses incurred in 1993 and to accrue anticipated future losses with respect to the disposal of the Lewiston, Maine manufacturing plant. As a result of Alvey's acquisition of Buschman in 1992, the Company made a decision to close Buschman's carousel manufacturing plant in Lewiston, Maine. The Company was subsequently ordered by the Federal Trade Commission, beginning December 6, 1993, to hold the Lewiston, Maine operation separate from operations of the Company, to fund all operations of Lewiston without participating in the daily management of the operations and to ultimately dispose of the facility. As a result of the Federal Trade Commission intervention, an extraordinary loss was recorded in 1993. The Company sold the carousel manufacturing plant in July 1995 to a third party which currently operates the plant. In addition, approximately $803,000, net of applicable tax benefits, resulted from the write-off of the unamortized portion of deferred financing fees associated with indebtedness that was refinanced during the year.

LIQUIDITY AND CAPITAL RESOURCES

          WORKING CAPITAL. During the three years ended December 31, 1995, the Company generated approximately $37.7 million of cash from operations, which has been adequate to fund the Company's ongoing capital expenditure and debt service requirements. Increases in working capital requirements (primarily related to accounts receivable and inventory) over this period, as the Company's business has expanded internally and through acquisitions, were significantly offset by funds the Company received from its customers in the form of deposits and progress billings. Annual first quarter funding of qualified profit sharing plans, incentive compensation and bonus plans, disproportionate tax withholding requirements and certain insurance and professional services generally result in an increased use of cash in the first quarter.

          CASH PROVIDED BY OPERATIONS. Cash flows from operations were $18.9 million, $12.1 million and $6.7 million for the years ended December 31, 1995, 1994 and 1993, respectively.

          LEWISTON OPERATION. In connection with the acquisition of Buschman in 1992, the Company made a decision to close Buschman's carousel manufacturing plant in Lewiston, Maine. In connection with the acquisition of White in December 1993, the Company was ordered by the Federal Trade Commission to hold Buschman's Lewiston operation separate and to find a suitable buyer for the business. In the course of pursuing a buyer and pursuant to the FTC order, the Company was required to fund the Lewiston operation and, as a result, has incurred expenditures in the amount of $2.3 million for the year ended December 31, 1995 and $2.7 million and $1.8 million for the years ended December 31, 1994 and 1993, respectively. The Lewiston operation was ultimately divested on July 31, 1995, at which time the Company agreed to assist in funding the operation through July 31, 1997. A third party currently operates the plant.
As of December 31, 1995, the remaining expenditures to assist in the funding are expected to approximate an aggregate of $1.1 million. Upon its initial decision to close the Lewiston plant, the Company accrued losses of $1.4 million at December 31, 1992, net of applicable income taxes, with respect to plant closure costs and the write-off of related assets, with an offsetting charge to goodwill. As a result of the Federal Trade Commission intervention, all subsequent losses, including those anticipated through ultimate disposal of the facility, were charged to earnings as an extraordinary loss, net of tax benefits, in fiscal 1993.

          CAPITAL EXPENDITURES. Capital expenditures for the years ended December 31, 1995, 1994 and 1993 were approximately $4.5 million, $5.1 million and $3.5 million, respectively. These expenditures were used primarily to finance the acquisition of computer and powder paint equipment and the administrative restructuring at White (fiscal 1994), plant expansion and reorganization at Buschman (fiscal 1993 and 1994), software development, computer systems and equipment at MFA (fiscal 1994 and 1995) and normal recurring replacements of machinery and equipment. The Company intends to use approximately $6.5 million of borrowings under the Credit Agreement in 1996 and $8.0 million in total to construct and equip two manufacturing facilities. See "Business--Facilities."


          RESEARCH AND DEVELOPMENT COSTS. As described in Note 15 to Alvey's Consolidated Financial Statements, approximately $11.7 million of the Weseley purchase price will be allocated to purchased research and development and charged to expense in the quarter ended March 31, 1996. The purchased research and development relates to the TRACS Version 3.0 product of Weseley. The Company expects to incur between $600,000 and $900,000 of additional research and development expenditures in fiscal 1996 in connection with TRACS Version 3.0.


          ACQUISITIONS AND DIVESTITURES. The Company expended $0.1 million and $24.1 million of cash, including payments of outstanding indebtedness, for acquisitions in 1994 (AEC) and 1993 (White), respectively. These acquisitions were financed primarily with increased bank borrowings. The Company received $0.7 million of proceeds in 1994 from the sale of its closed facility in Cassville, Missouri.

          DEBT AND EQUITY INFUSIONS. In connection with the acquisition of White in December 1993, the Company added $27 million to its existing debt facilities and Pinnacle contributed $1.5 million in proceeds from the sale of preferred and common stock to employees. Also in fiscal 1993, Pinnacle Common Stock was sold to other employees for cash of $285,000 and notes of $545,000; such cash is contributed to Alvey as it is collected from employees. On
January 3, 1995, $2.0 million principal amount of Alvey's 11.95% Notes were sold to certain shareholders of Pinnacle.

          DEBT STRUCTURE RESULTING FROM THE FINANCING TRANSACTIONS. Since the Financing Transactions of January 1996, Alvey has had senior bank debt available with NationsBank, N.A. consisting of a $30 million revolving credit facility which matures in 2001. Borrowings under the credit facility initially bear interest at the Base Rate (as defined in the Credit Agreement) plus 1.50% or the Eurodollar Rate (as defined in the Credit Agreement) plus 2.50%, at Alvey's option, with a step down in rates based upon achieving predefined earnings objectives. Borrowings under the credit facility are guaranteed by Pinnacle and subsidiaries of Alvey. Pursuant to the Prior Offering, Alvey has $100 million of Notes outstanding which are due in January 2003. Interest on the Notes is payable semiannually commencing in July 1996.

          After the Recapitalization, Pinnacle has $21.3 million of Pinnacle Series A Preferred Stock, $6.5 million of Pinnacle Series C Preferred Stock and approximately $11.3 million of Pinnacle Series B Preferred Stock outstanding, together with warrants to purchase up to 256,075 shares of Pinnacle Common Stock. Dividends on the Pinnacle Series A, B and C Preferred Stock are payable quarterly. While Alvey has not guaranteed nor is it contingently obligated with respect to any such series of Preferred Stock, Pinnacle has no financial resources, other than from Alvey and Alvey's operating subsidiaries, to satisfy cash requirements relative to these preferred shares.

          USE OF PROCEEDS. The Company applied the net proceeds of the Prior Offering in the following manner: (i) approximately $46.2 million was used to repay the Company's outstanding senior indebtedness; (ii) approximately $2.3 million was used to repay the Company's outstanding 11.95% Notes;
(iii) approximately $21.5 million was distributed as the Recapitalization Dividend to Pinnacle which, together with the net proceeds from the Pinnacle Preferred Stock and Warrants Offering, was used by Pinnacle to fund, in part, the cash necessary to effect the Recapitalization through the Common Equity Exchange ($23.8 million) and the Redemption ($25.3 million); and
(iv) approximately $8.9 million will be used for general corporate purposes. Prepayment penalties of $370,000 were incurred in connection with the repayment of debt. In addition, the Company used $15.0 million of the proceeds of the Prior Offering to consummate the Weseley Acquisition in January 1966 and intends to use borrowings under the Credit Agreement to finance approximately $8.0 million of capital expenditures, of which approximately $6.5 million will be spent in 1996, related to the construction and equipping of two new manufacturing facilities.


          ONGOING CASH FLOWS FROM OPERATIONS. Based on its ability to generate funds from operations and upon completion of the Financing Transactions, the Company believes that it will have sufficient funds available to meet its currently anticipated operating, debt service and capital expenditure requirements with minimal, if any, additional borrowings. In addition, the Company expects to continue to acquire businesses, although, no acquisitions are pending or contemplated. The Company believes that its funds from operations will be sufficient to meet its short-term capital requirements and that such funds, together with available funds under the Credit Agreement, will be sufficient to meet its long-term capital requirements, including capital requirements related to potential acquisitions.


SEASONALITY AND QUARTERLY RESULTS

          The price of certain of the Company's systems can exceed several million dollars, and therefore a relatively small number of orders can constitute a significant percentage of the Company's revenues in any one period. Similarly, a relatively small reduction in the number of large orders can have a material impact on the Company's revenues in any one quarter or year. The timing of shipments and product revenue recognition could affect the Company's operating results for a particular period. In addition, most of the Company's revenues come from fixed price contracts. To the extent that the original cost estimates prove to be inaccurate, profitability from a particular contract may be adversely affected. As a result, the Company's operating results can vary significantly from quarter to quarter, and the financial results for any particular quarter are not necessarily indicative of results in any subsequent quarter or fiscal year.

EFFECT OF INFLATION

          Fluctuations in commodity prices may periodically affect the results of the Company's operations. However, inflation has not had a material effect on the Company's business or results of operations.

NEW ACCOUNTING STANDARDS

          The Company does not expect that the adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, related to the accounting for impairments of long-lived assets, and SFAS No. 123, related to the accounting for stock-based compensation, will have a material effect on the Company's financial position or results of operations.

                                       BUSINESS

OVERVIEW


         Alvey, together with its five operating subsidiaries, is a MATERIALS HANDLING AND INFORMATION SYSTEMS company which produces equipment and related software and controls that enable manufacturers, distributors and retailers to operate their manufacturing plants, distribution centers and warehouses more efficiently. In connection with providing equipment and software, the Company's engineers and sales force work closely with its customers to analyze their specific manufacturing, distribution and warehousing needs and to design customized systems that improve its customers' efficiency and reduce their costs. As a full-service provider of materials and information handling products and services, the Company is uniquely positioned to offer to its customers integrated systems comprised of combinations of equipment, software and controls. The Company believes that its ability to offer both engineering design services as well as the equipment and related software necessary to implement integrated solutions to materials handling needs provides a distinct competitive advantage.


         The Company manufactures a broad range of materials handling equipment such as palletizers, depalletizers, conveyors, carousels and sorters which automate the physical acts of loading, unloading, sorting and transporting raw materials and finished products. In addition to moving materials, the Company's integrated systems incorporate advanced software and controls developed by the Company to collect data, process information and provide real-time feedback with respect to equipment performance and materials processing. While a majority of the Company's revenues are attributable to the manufacture and sale of equipment, approximately 45% of total revenues result from product support functions and non-manufactured products delivered in connection with sales of the Company's equipment. Such revenues are generated from engineering, software license fees, computer support services, systems and equipment maintenance, computer hardware and peripheral equipment, and the integration and installation of these products.

         For customers applying materials handling and information solutions to manufacturing applications, the Company offers products designed to (i) automate and accelerate the input of materials into a manufacturing line, (ii) track and transport finished products within a manufacturing facility, distribution center or warehouse and (iii) automate the palletizing of finished goods. The Company's customers, in large part, use the Company's products to sort (as used herein, the terms "sort" and "sortation" mean the segregation of packages destined for different locations), transport and palletize large quantities of relatively small-sized products, such as beverages, canned and bottled goods and personal consumer goods. For warehousing and distribution applications, the Company offers conveyor and carousel systems to sort, track and transport goods, and advanced software systems which monitor and optimize the movement and shipment of products.

         The Company's sales have increased from $72.3 million in 1989 to $288.0 million for the year ended December 31, 1995. The principal factors contributing to the Company's rapid growth in sales and operating performance listed in their order of importance include new product offerings and management initiatives, and acquisitions of complementary businesses EBITDA has increased from $4.2 million in 1989 to $20.1 million for the year ended December 31, 1995. As of December 31, 1995, the Company's backlog reached $143.9 million, an increase of approximately 26% from a backlog of $114.5 million at December 31, 1994.


PRODUCTS


         The Company believes that each of its operating entities is a leading manufacturer in each of its principal markets. The Company operates through the entities described below:

         ALVEY SYSTEMS, INC.: Manufactures and sells case palletizers and depalletizers, case and pallet conveyors, related custom products and software and controls which are sold to end users by a nationwide network of direct sales personnel and independent representatives. Palletizers are large machines, operated by programmable controls, that receive packaged products (typically case goods) from a conveyor delivery system and deliver them to a pallet conveyor take away system. The palletizer sequentially arranges individual packages and groups them into rows and layers to form predetermined patterns which are stacked onto a pallet or into a unit load, producing a stable cube for efficient handling and shipping. Depalletizers unload palletized products for further handling in the distribution process. Conveyor systems are used to move products from one location to another and can be designed to sort, feed or perform a number of different applications. Alvey primarily serves the segment of the materials handling market that focuses on manufacturers of food, beverages, paper, soap, detergent and other consumer products.

         Alvey's annual net sales (excluding net sales of AEC) have increased 126% since its acquisition by Pinnacle in August 1988 and currently represent approximately 36% of the Company's total net sales. The Company believes that this increased revenue is virtually entirely attributable to management's initiatives which include the development and introduction of new or improved products. Management's primary initiative to increase revenues at Alvey was to assemble experienced and highly qualified sales and marketing personnel and develop the necessary products to support their efforts. Management believed this would provide Alvey the means to further penetrate its traditional manufacturing market and provide the sales and consulting expertise to become a significant competitor in the more rapidly growing warehousing and distribution segment of the materials handling market. To fully support marketing efforts, Alvey found it necessary to re-engineer many of its conveyor products and develop new equipment such as the case depalletizer used primarily in warehouse applications. In addition, the engineering and manufacturing managers recruited subsequent to 1988 brought new ideas and processes which have resulted in a complete redesign of Alvey's entire palletizer and pallet conveyor product lines. With the acquisition of Buschman in 1992, responsibility for marketing major systems to the warehouse and distribution market segments was shifted from Alvey to Buschman, and a number of senior marketing managers were transferred to Buschman. This shift of responsibilities and transfer of personnel has resulted in lower sales growth at Alvey, while increasing Buschman's sales growth for 1993 and each subsequent year.


         EBITDAM (as defined above) at Alvey has increased by approximately 184% since 1988. While benefiting from the significant increase in volume, EBITDAM, as a percentage of sales, has increased approximately 2.6 percentage points from 22.4% to 25% during the same period, as a result of certain cost reduction and productivity programs initiated by management. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


         AUTOMATION EQUIPMENT COMPANY: Manufactures gantry robots which can be utilized in stacking applications, including the rapidly growing mixed-load and multi-station palletizer market. Gantry robots are machines that access a large rectangular work area. They can be customized and combined with a variety of control software to accomplish various tasks such as in-process materials handling and the stacking of cases, bags, drums and pails. One gantry robot can service ten or more stacking positions. Gantry robots generally have slower cycle times than Alvey's high-speed palletizers, but offer flexibility in product handling and can handle extremely heavy product loads. AEC operates as a division of Alvey. AEC's robots are sold directly and in conjunction with Alvey's sales force.


         AEC's annual net sales have increased 220% since its acquisition in August 1994 and currently represent approximately 0.8% of the Company's total net sales. The Company believes that this dramatic increase in sales resulted from the ability to offer AEC's products through Alvey's much larger marketing organization and the benefits attendant to being associated with a larger and more diversified company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


         BUSSE BROS., INC.: Manufactures bulk palletizing and depalletizing systems which are sold directly and in conjunction with Alvey's sales force. Busse's bulk palletizers palletize empty containers, such as cans and bottles, for shipment to consumer product manufacturers, by building layers of containers separated by plastic or paperboard sheets. Depending upon specifications, the palletizer will build a designated number of layers. The pallet load of containers will then be strapped down to secure and stabilize the load. When a pallet of containers arrives at the filling location, containers must be removed from the pallet and fed into a production line where they will be washed, filled and then capped or seamed. Busse's bulk depalletizers accept the pallet of containers and systematically sweep each layer of containers off the pallet and onto conveyors that take the containers into the production line. Busse's products serve the manufacturing phase of the industry segments as to which Alvey serves the distribution phase, and Busse also serves the container manufacturers that supply these industries.


         Busse's annual net sales have increased 195% since its acquisition in April 1992 and currently represent approximately 6% of the Company's total net sales. The Company believes that this significant sales growth is primarily attributable to the recruitment of experienced marketing personnel at Busse and utilizing Alvey's much larger sales force to offer Busse products to existing customers of Alvey. Another factor contributing to this increase in sales was the availability in 1993 of Busse's redesigned bulk depalletizers which has accounted for 40-60% of Busse's sales in recent years. Busse has grown from basically a break-even operation 1991 and 1992 to generate EBITDAM of approximately 9% of sales in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


         THE BUSCHMAN COMPANY: Manufactures and sells a broad range of case conveyors, controls, related products and software which are sold to end users through its direct sales force, through a national network of independent distributors and systems integrators and through the sales forces of Alvey and White. Buschman sells standard conveyor and sortation products and modified conveyor equipment as well as high-speed sortation systems, engineering, controls, outside-purchased subsystems (such as bar code scanners) and/or installation services. In addition, Buschman sells materials flow systems for warehouses and distribution centers which are more complex in design and include high-speed sortation, sophisticated control software and communications and involve sophisticated engineering, project management and installation services. These systems are designed to customer and/or consultant specifications through Buschman's "design and build" process. Buschman primarily serves the warehouse and distribution systems markets that perform the logistics operations required to deliver a finished product from a warehouse or distribution center to a retail store. Buschman also provides case conveyors used in systems sold by White and provides case conveyors for systems sold by Alvey to the extent the conveyors used in such systems are not directly manufactured by Alvey.


         Buschman's annual net sales have increased approximately 78% since its acquisition in October 1992 and currently represent approximately 24% of the Company's total net sales. The Company believes that this increase in net revenues has resulted primarily from management's initiative to reposition the Company as a premier supplier of material handling solutions to the warehouse and distribution market segment. This repositioning has been accomplished by an aggressive marketing effort targeted at those customers requiring complex solutions and ongoing services. Buschman's marketing efforts have benefited from the transfer of senior managers from Alvey in 1992 and the recruitment of additional highly qualified personnel. To support these marketing efforts and provide superior solutions capabilities, Buschman redesigned its product line, including products previously manufactured by Alvey, and introduced what it believes to be state-of-the-art sortation equipment and systems software.


         Buschman's EBITDAM (as defined above) were depressed in 1993 and 1994 primarily due to the costs associated with (i) consolidating the manufacture of Alvey's conveyor products in Buschman's expanded facility, (ii) redesigning and standardizing the product lines, (iii) recruiting additional marketing personnel, (iv) recruiting and training approximately 200 additional product employees, net of turnover and (v) pursuing aggressive marketing efforts, particularly with strategic national accounts. However, in 1995, management's efforts produced significant results as Buschman recorded record earnings. As a percentage of gross sales, earnings increased to levels above those realized before its 1992 acquisition. This is particularly significant in that Buschman now supplies large quantities of hardware sold at negotiated lower margins, which supports Alvey's case conveyor requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         WHITE STORAGE & RETRIEVAL SYSTEMS, INC.: Manufactures and sells a broad line of horizontal carousels, vertical carousels, power columns, movable aisle systems and related software and controls which are sold to end users through its direct sales force and through a national dealer network. Horizontal carousels are rotating storage devices which store and move parts to the point of need, whether an operator workstation, an automated inserter/extractor or another robotic interface device. Vertical carousels are similar to horizontal carousels except that the carousel travels in a vertical plane, like a ferris wheel. The power column is a modular automated vertical lift device within which an inserter/extractor retrieves trays from internal shelving and delivers them to an accessible location. Movable aisle storage systems double the storage density of an area by enabling existing fixed shelving to move on rollers, allowing an operator to open an aisle between any two rows of shelves. White also manufactures a heavy duty pallet moveable aisle system for warehousing applications which utilizes a customer's existing pallets or racking. White has developed, and continues to develop, a line of standard software products which interface with carousels, power columns and other systems. These software products range from basic systems that bring a designated carousel bin to an operator, to more advanced inventory management systems that control multiple operations and interface with the user's central computer system. White serves the warehouse and distribution systems markets, and, in addition, its storage and retrieval products are used in a broad range of manufacturing and office applications.


         White's net sales have decreased 11% since its acquisition in December 1993 and currently represent approximately 19% of the Company's total net sales. Prior to its acquisition by the Company, White purchased equipment for resale to its customers and included the sales price of such purchased equipment in its annual net sales. Subsequent to its acquisition by the Company, various product and customer responsibilities have been realigned. This has resulted in certain products previously purchased and resold by White to be produced or otherwise furnished by other operating units of the Company. Accordingly, the net annual sales of these products are now reflected at the respective operating unit rather than White. The effect of this change in product and customer responsibility accounts for a portion of the reduction in White's annual net sales since its acquisition by the Company. Since its acquisition in December 1993, earnings at White have decreased primarily as a result of lower sales volumes as discussed above and the investments in additional resources and information systems undertaken during this period. Although no assurances can be given, management believes the initiatives introduced since the acquisition of White will ultimately produce a favorable earnings trend similar to those realized from each prior acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


         MCHUGH, FREEMAN & ASSOCIATES, INC.: Designs and installs warehouse management software systems which incorporate radio frequency equipment and computers. Warehouse management systems maintain control over inventory storage locations, people and equipment. These systems track inventory on an interactive, real-time basis from the point of receiving through shipping. The systems communicate with a central computer to obtain and provide strategic data. Systems employ barcoded "license plates" which identify and allow the tracking of items, lot or model, storage locations, employees and picking containers. The license plates are read by a bar code scanner and transmitted by a radio frequency terminal. MFA provided custom systems until late 1994, when it introduced its DMPLUS "standard product," which has been selected by General Electric as its warehouse management system of choice. In the future, MFA will offer both custom and "standard product" solutions. For the twelve months ended December 31, 1995, custom and "standard product" warehouse management systems represented 77% and 23%, respectively, of MFA's total net sales. The Company anticipates that "standard product" sales will represent a larger percentage of MFA's total net sales in the future. MFA designs and installs warehouse management software systems primarily for the distribution marketplace.


         MFA's annual net sales have increased 1,530% since its acquisition in May 1989 and currently represent approximately 13% of the Company's total net sales. The Company believes that this significant increase in revenues was originally attributable to management's efforts to position MFA as a provider of high quality, functional software to Fortune 500 customers requiring systems at a number of locations. This strategy has allowed MFA to create customer-specific systems which can be implemented throughout an organization while requiring less customization, thus leveraging MFA's resources. More recently, the development of DM+ (a standardized product requiring little customization) has allowed MFA to reduce the cost to deliver a system which opens additional markets and improves MFA's competitive position.


         Since the acquisition of MFA in 1989, EBITDAM has grown at a rate higher than sales. In the years immediately following its acquisition, the growth in EBITDAM was suppressed by significant costs incurred in connection with the development of additional software offerings, the aggressive pursuit of multi-site accounts and the training of new employees, as employment was increasing at a rate of approximately 50% per year. Since 1992, EBITDAM, as a percentage of sales, has significantly exceeded that of any of the other manufacturing companies in the Pinnacle family. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         WESELEY SOFTWARE DEVELOPMENT CORP.: Pursuant to the stock purchase agreement, dated as of December 20, 1995, among Pinnacle, Alvey, MFA and Weseley, Weseley became a wholly owned subsidiary of MFA on January 29, 1996. MFA paid $15.0 million in cash for the outstanding capital stock of Weseley on the date of acquisition; in addition, subject to the continued employment of the former principal owner of Weseley and certain other conditions, certain designated employees of Weseley will have an opportunity to earn stay bonuses in the aggregate amount of $625,000 per year for each of eight years and performance-based employee incentive compensation up to an aggregate maximum of $13 million which would be payable over time as described below.

         The performance-based incentive compensation will be paid on an annual basis to eligible employees of Weseley and will be equal to 38.5% of Weseley's EBITDA (excluding stay bonuses and incentive compensation for such year and certain other adjustments) in excess of $2.5 million until the first to occur of
(i) payments in the aggregate amount of $13 million have been made or (ii) the eighth anniversary of the Weseley Acquisition. All or a portion of the performance-based incentive compensation would be deemed "earned" in the event that Weseley meets or exceeds certain financial targets established by the Company in any of the years ending December 31, 1996, 1997 or 1998, or meets or exceeds 90% of the targeted amount on a cumulative basis over such three-year period.

         Weseley develops, markets and supports transportation management products and services which enable companies to better manage their shipping processes, leading to lower freight costs and improved customer service. Pinnacle plans to integrate Weseley's transportation management systems with MFA's warehouse management systems, creating a high-quality, seamless supply chain logistics product. Weseley has successfully installed software systems at 131 sites for 29 leading companies in the United States, including General Electric and Sara Lee.

         The Weseley Acquisition is part of the Company's strategy to enhance its information systems expertise and to provide integrated solutions to a wide array of materials handling problems. The combination of MFA's warehouse management system with Weseley's transportation management system, which the Company believes can be integrated to operate as a single system, would link two integral stages of the materials handling chain.

         For the three years ended December 31, 1995, revenues at Weseley grew significantly. The introduction of Weseley's TRACS Version 3.0 product (a client server object-based operating system) in 1996 is expected to provide the product base to continue Weseley's growth. Earnings at Weseley prior to the date of its acquisition are not considered meaningful as Weseley generally followed a policy of paying employee bonuses and making profit-sharing contributions based upon available cash rather than earnings. Accordingly, in 1995, these significant payments exceeded earnings, which resulted in an operating loss. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         For integrated systems, where the products and expertise of the Company's subsidiaries are combined, a conveyor is typically the "linkage" that permits the movement of products through the manufacturing line or distribution system and software is the "enabler" that drives the entire system and provides needed information. Company systems typically include significant design and engineering work and turnkey installation services. Examples of some of the most common integrated systems sold by the Company include:

         CONSUMER PRODUCT MANUFACTURING LINES: Systems used by beverage manufacturers including Coca-Cola and food manufacturers such as Kellogg. These systems could include Alvey case palletizers, AEC robotic palletizers, Busse bulk depalletizers, Buschman conveyors and related software designed by MFA, Alvey or Buschman. Such systems typically range in price from $1 million to $10 million.

         WAREHOUSE AND DISTRIBUTION SYSTEMS: Systems used by retailers including Sears and Target, by independent wholesalers or by manufacturers in conjunction with a consumer product manufacturing line. A typical system could include Buschman conveyors, White carousels and related software designed by MFA, Alvey, Buschman or White. Such systems typically range in price from $1 million to $10 million.

         CONTAINER MANUFACTURING PLANTS: Systems used by can manufacturers including Metal Container Corporation (an Anheuser-Busch subsidiary), or bottle manufacturers including Ball Corporation. These systems could include Busse bulk palletizers and Alvey conveyors and related software. Such systems typically range in price from $300,000 to $1 million.

         MEAT PRODUCTION SYSTEMS: Systems used by each of the four industry leaders in meat production. These specialized distribution systems could include Alvey case palletizers, Buschman conveyors, White carousels and related software designed by MFA, Alvey or White. Such systems typically range in price from $8 million to $12 million. The Company's initial success installing a revolutionary frozen meat distribution system for ConAgra's Monfort Beef division in 1994 is an example of the opportunities available in integrated systems. After the development and implementation of the integrated system for ConAgra, the Company has received orders for approximately $24 million of similar systems from ConAgra and other industry participants.

ENGINEERING AND SUPPORT SERVICES

         While a majority of the Company's revenues are attributable to the manufacture and sale of equipment, approximately 45% of total revenues result from product support functions and non-manufactured products delivered in connection with sales of the Company's equipment. Such revenues are generated from engineering, software license fees, computer support services, systems and equipment maintenance, computer hardware and peripheral equipment, and the integration and installation of these products. The Company's sales process generally starts with a consultation between Company engineers and a customer during which the Company assesses the customer's specific materials handling needs and designs a system consisting of the Company's equipment, including related software and controls, specifically tailored to meet such needs. The Company installs the system and works with the customer to insure that the system performs satisfactorily. After the system is operational, the Company continues to provide ongoing support and maintenance for the system and works with the customer in response to changes in the customer's materials handling needs. These services are regularly provided to the Company's customers, including through the "value-added" partnerships that the Company has formed with certain large customers. See "Customers."

         Through its Company-wide Customer One Protection ("COP") program, the Company provides aggressive ongoing support and maintenance for its installed base of equipment and integrated systems. COP provides the Company's customers with comprehensive service and support including 24-hour assistance, field service, training, parts and maintenance and warranty programs. The COP program generated approximately $23.2 million of revenues during the year ended December 31, 1995.

BUSINESS STRATEGY

         The Company's business objective is to build on its position as a full-service provider of materials handling and information management products and services tailored to meet the individual needs of its customers. To achieve this objective, the Company intends to implement the following strategies:

         - Continue to build the Company's integrated project capabilities. Each of the Company's operating companies was previously a stand-alone enterprise, and management continually modifies the ways in which the subsidiaries work together to design, market and implement solutions. By combining the expertise of its subsidiaries, the Company will be able to provide manufacturers and distributors with equipment and systems which represent the next step in materials handling and information systems applications. Integrated solutions exhibit a high degree of creativity and represent a partnership with the customer, incorporating flexibility in design and solution and thorough understanding of the customer's business. These integrated solutions are also designed to meet the increasing information needs of the Company's customers.

         - Continue margin enhancement measures. While the margins of its early acquisitions have increased over time, the margins of Buschman and White are generally lower than those of the other operating companies. The Company believes that as Buschman and White are further integrated into the Company, the margins of these companies should continue to improve, resulting in higher margins for the Company as a whole. In order to further improve margins, the Company has sought the services of a leading industry consultant to assist it in implementing margin enhancing improvements at Alvey, Buschman and White.

         - Exploit the Company's strategic opportunity to expand its information systems expertise and significantly increase the Company's ability to provide integrated solutions to warehousing, transportation and related demand planning problems. Merging a warehouse management system with a transportation management system through the Weseley Acquisition would link two integral stages of the supply chain.

         - Exploit new and emerging market opportunities. The manufacturing and distribution markets are constantly changing. The Company intends to exploit new market opportunities through its ability to create new and revised custom and standard products that provide solutions to market changes. In particular, the Company provides products that respond to recent trends towards third-party warehousing, point-of-sale ordering, mixed-load requirements, mail order purchasing, improved occupational safety measures and other customer needs.

         - Build upon the Company's success in supplying integrated systems to the meat production industry. The Company intends to build upon its success in developing meat production systems by aggressively pursuing the potentially large meat production market.

         - Continue to seek product line expansions including nonroller conveyor products, systems to automate distribution centers and new software products.

         - Expand the Company's international business. The Company has significant opportunities for such expansion through its U.S.-based, international customers, as well as through new international customers. The Company believes that the international markets present significant opportunities for Alvey and Busse palletizer/depalletizer systems, for MFA software systems and for White storage and retrieval systems. The Company intends to focus initially on Latin America, Asia and Europe. During 1995, the Company hired additional U.S. based international marketing and support personnel and established marketing relationships with independent representatives in Latin and South America and Asia. The Company intends to add additional marketing personnel to support these geographical areas as new order bookings and sales increase. Through its subsidiary MFA, the Company plans to establish a marketing and software engineering site in Europe during 1996.
              It is intended that costs associated with this startup be minimized by "boot strapping" the operation and providing services in Europe to MFA's existing U.S. based customers while marketing to new European customers.

INDUSTRY OVERVIEW


         Constant changes in consumer demands and buying trends offer new opportunities for materials handling and information systems applications as the need for a quick response to supply consumer needs is heightened. Trends such as third-party distribution, point-of-sale ordering, mixed-load shipments and more frequent, smaller quantity deliveries create new opportunities while enhancing the need for advanced software and integrated systems. Similarly, changes in packaging shapes and the elimination of secondary packaging create new challenges for manufacturers and distributors alike. The Company believes that the need to increase employee productivity, improve worker safety, improve margins and meet customer demands are factors which lead manufacturers and distributors to upgrade and replace their existing materials handling equipment.

         The materials handling industry is highly fragmented with many small, single-product companies providing storage, transportation, software and other products and services. Customers increasingly seek to satisfy their materials handling requirements through fully integrated solutions consisting of the equipment necessary to load, unload, sort and transport raw materials and finished products, as well as related software and controls to monitor and optimize the movement and shipment of products. Customers are also seeking systems to manage manufacturing, warehousing and distribution logistics. Companies able to provide complex integrated systems to satisfy materials handling and logistics management requirements, such as the Company, are experiencing new growth opportunities, and the Company believes that its broad range of products and services provides it with a distinct competitive position.

CUSTOMERS

         The Company's product leadership has resulted in sales to a diverse customer base which includes many of the largest corporations in the United States. In addition, the Company has successfully forged important "value-added partnerships" with customers such as Anheuser-Busch, ConAgra, Gerber, Kellogg, Quaker Oats and Target. Many of the Company's customers have reduced their engineering staffs and consequently look to the Company for design and engineering services with respect to their materials handling requirements. The Company has a large installed base of equipment and systems with these customers which provides reference sites which are critical for attracting potential new customers. The Company believes that these value-added partnerships are a significant competitive advantage, as they serve as sources of new product ideas, generate ongoing, relatively high margin sales and demonstrate proven systems capabilities to potential new customers.

         Each of the customers listed below was one of the top 20 customers of one of the Company's operating subsidiaries during the last three years. The customers on the list accounted for 44% and 33% of the Company's sales in 1995 and 1994, respectively. While a minority of the customers listed below are not current customers of the Company, the Company has no reason to believe that all customers listed below will not continue to be customers of the Company in the future.

         The following table sets forth a list of selected customers of the Company by industry group:


BREWING                                     CONSUMER GOODS
- -------                                     --------------
   Anheuser-Busch                                Amway
   Coors                                         Johnson & Johnson
   Labatts                                       Lever Bros.
   Miller Brewing                                Procter & Gamble
                                                 Reckett & Colman
SOFT DRINKS                                      Russell Corp.
- -----------
   Coca-Cola                                CONSUMER PRODUCTS
   Pepsi-Cola                               -----------------
   Royal Crown                                   Black & Decker
   Cadbury-Schwepps                              General Electric
                                                 Starter
FOOD                                             Sunbeam-Oster
- ----
   Campbell                                 TOBACCO
   ConAgra                                  -------
   Farmland                                      Brown and Williamson
   Frito-Lay                                     Philip Morris
   Gerber Products
   Hershey Foods                            THIRD PARTY DISTRIBUTION
   Kellogg                                  ------------------------
   Kraft/General Foods                           Federal Express
   Nestle                                        Tibbets & Britten
   Pillsbury Co.
   Quaker Oats                              WINE AND DISTILLED SPIRITS
   Ralston Purina                           --------------------------
   Tropicana                                     Gallo
   Tyson                                         United Distillers
   Vlasic Foods
                                            GENERAL DISTRIBUTION/RETAIL
INDUSTRIAL                                   ---------------------------
- ---------
DISTRIBUTION/MANUFACTURING                       Autozone
- --------------------------                       BJ's Stores
   Alcon                                         Consolidated Stores
   Chrysler                                      Dayton Hudson
   Crown Cork and Seal                           Dollar General
   DEC                                           Famous Footwear
   DuPont                                        J.C. Penney
   Foxmeyer                                      Meijer
   Hewlett-Packard                               Ross Stores
   Libbey Glass                                  Sears
   Libbey-Owens-Ford                             Spiegel/Eddie Bauer
   Reynolds Metal                                Tandy
   Schering Plough                               Target Stores
   The Ball Corporation                          United Stationers
   Thomas & Betts                                Wal-Mart
   Warner Lambert                                Warner Brothers

         During the year ended December 31, 1995, the Company's largest customer was Procter & Gamble, which accounted for 3.5% of the Company's total sales. For the year ended December 31, 1994, the Company's largest customer was Target Stores, which accounted for 5.0% of the Company's total sales. For the same periods, the Company's largest ten customers accounted for 23.6% and 24.9% of the Company's total sales, respectively.

         The Company focuses its research and development on key customers and applications. These customers serve as significant funding sources for such research and development efforts, with most of the cost paid for through contracts which focus on solving specific problems or technical requirements. These contracts also provide the Company with opportunities to enhance its competitive position without additional capital investments. The Company expects to create additional value-added relationships as it extends its product offerings and installs new, integrated systems which can serve as additional reference sites.

         The Company believes that it has excellent working relationships with its customers. These relationships include proprietary accounts where projects are generally awarded without a competitive bid process and non-proprietary accounts where projects are typically awarded through a bid process among two or three potential suppliers.

SALES AND DISTRIBUTION

         The Company has developed strong domestic sales channels, including over 100 direct salespeople and 260 independent distributors and independent manufacturer's representatives. This sales force covers the entire United States, with especially strong coverage in the major industrial centers. Management believes that the Company has the strongest combination of direct and independent sales networks in the materials handling industry.

         International sales accounted for approximately $21.3 million or 7.4% of the Company's sales for the year ended December 31, 1995, a 58% increase from $13.5 million in international sales for the year ended December 31, 1994. The Company is pursuing a strategy to significantly increase international sales as a percentage of the Company's total net sales. An international division has been established within the Company to develop and implement strategies to achieve this goal. The Company expects to leverage its existing relationships with major multinational corporations in the United States in order to follow and support their activities throughout the global market.

MANUFACTURING AND FACILITIES

         The Company occupies almost 1,000,000 square feet of manufacturing and office space. Primary production facilities are located in St. Louis, Missouri; Cincinnati, Ohio; Randolph, Wisconsin; and Kenilworth, New Jersey. Software facilities are located in Waukesha, Wisconsin; San Diego, California, Grand Rapids, Michigan and Shelton, Connecticut.

         In order to meet customer demand and improve manufacturing efficiencies, the Company plans to complete two new manufacturing facilities in 1996: a 62,000 square foot addition to the Busse facility in Randolph, Wisconsin and an 82,000 square foot facility for Alvey in St. Louis, Missouri. The Company estimates that these facilities will require a total of approximately $8.0 million for construction and related equipment, of which $6.5 million will be spent in 1996. The additions will enable the Company to meet strong growth in customer orders, centralize operations to eliminate cost duplications, implement manufacturing process and efficiency improvements and eliminate the need to out-source manufacturing and assembly operations.

         The location and size of each of the Company's significant facilities is summarized below:




    OPERATING COMPANY            LOCATION     SIZE (SQ. FT.)     OWNED/LEASED       LEASE EXPIRATION
    -----------------            --------     -------------      ------------       ----------------
Alvey                        Olivette, MO        250,000             Owned          _
Busse                        Randolph, WI        60,000              Owned          _
Busse                        Randolph, WI        10,000              Leased         December 1996
Busse                        Beaver Dam, WI      14,000              Leased         July 1996
Buschman                     Cincinnati, OH      286,000             Owned          _
White                        Kenilworth, NJ      263,000             Leased         December 2006
White                        San Diego, CA       19,000              Leased         May 1999
MFA                          Waukesha, WI        45,000              Leased         October 2005
Weseley                      Shelton, CT         7,300               Leased         May 2000

BACKLOG

          The Company's backlog is based upon firm customer orders that are supported by purchase orders, other contractual documents and cash payments. As of December 31, 1995, the Company's backlog reached $143.9 million, compared to a backlog of approximately $114.5 million at December 31, 1994. While the level of backlog at any particular time may be an indication of future sales, it is not necessarily indicative of the future operating performance of the Company. Additionally, certain backlog orders may be subject to cancellation in certain circumstances. The Company believes that approximately 99% of orders in backlog at December 31, 1995 will be shipped within one year.

RESEARCH AND DEVELOPMENT

          Strong research and development efforts are the basis of the Company's product and market leadership. In the fiscal years ended December 31, 1995, 1994 and 1993, the Company incurred $2.1 million, $2.5 million and $1.4 million, respectively, in research and development expenses. By utilizing customer inputs, research with respect to competitors and research with respect to externally available engineering to establish future product needs, the Company focuses its research and development on key customers and applications. Based on such data and subsequent analysis, the Company establishes product plans that are continually reviewed and updated. To facilitate an integrated solutions approach, the Company's research and development activities address three engineering disciplines: mechanical, controls and computer software.

          In addition to the Company's research and development expenses identified above, customers serve as a significant funding source for these research and development efforts, with much of the cost paid for through customer contracts that focus on solving specific problems or technical requirements. These contracts also provide the Company with opportunities to enhance its competitive position without additional capital investments.

          The Company holds 28 active U.S. patents, 12 active foreign patents and 15 U.S. registered trademarks and has 6 pending patent applications. In addition to its extensive patent and trademark portfolio, the Company also licenses certain intellectual property rights from third parties and owns a wide array of unpatented proprietary engineering. The Company's U.S. patents have remaining terms ranging from one to 16 years.

RAW MATERIALS AND COMPONENTS

          The Company's principal raw materials and components purchased from third parties are steel and electric motors and reducers. The Company avoids some of the price volatility of these products by purchasing most of its requirements through annual contracts. The Company does not rely on any single supplier for these materials and believes it has the ability to quickly switch sources for any of these materials should the need arise.

COMPETITION

          The materials handling and related information systems industry is highly fragmented and very competitive. The industry includes numerous small to medium size suppliers who focus on specific market niches and/or singular applications. The suppliers in this group generally do not offer systems or integrated solutions, but instead offer individual kits, machines and applications. Certain other competitors are larger, with significant financial and marketing resources, and offer materials handling systems and integrated solutions.

          Although the Company believes it is one of the preeminent suppliers of integrated materials handling systems, many of the Company's competitors are large and have significant financial, marketing and technical resources. In addition, the Company may encounter competition from new market entrants.

EMPLOYEES

          As of March 31, 1996, the Company had over 2,000 employees, approximately 700 of whom are engineers and other professional staff. The Company operates through a decentralized organizational structure, interconnected by a corporate staff of eleven professionals located at Pinnacle's headquarters in St. Louis, Missouri. The Company is subject to collective bargaining agreements at all of its manufacturing facilities except the Busse facility. The Company has not experienced any work stoppages related to labor matters for more than 20 years. The Company considers its employee relations to be good.

ENVIRONMENTAL MATTERS

          The Company's operations are subject to a variety of federal, state and local environmental laws and regulations which have become increasingly stringent. The Company believes its current operations are in material compliance with current environmental laws and regulations. However, the scope of environmental laws is very broad and is subject to change.

LEGAL PROCEEDINGS

          From time to time, the Company is involved in various legal proceedings arising in the ordinary course of business. None of the matters in which the Company is currently involved, either individually or in the aggregate, is expected to have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

          The following table sets forth certain information concerning Alvey's directors and executive officers.


                                                YEARS IN
               NAME                     AGE     INDUSTRY                   POSITION WITH ALVEY
               ----                     ---     --------                   -------------------
William R. Michaels (1)                 61        21        Chairman of the Board and Chief  Executive Officer
Stephen J. O'Neill                      54        25        President
Michael J. Tilton                       46        16        Senior Vice President and Secretary
James A. Sharp                          48        12        Vice President, Chief Financial Officer,  Treasurer and
                                                              Assistant Secretary
Frederick R. Ulrich, Jr. (1)            52        _         Director
Prakash A. Melwani (2)                  37        _         Director
Daniel S. O'Connell (1)                 41        _         Director
Charles A. Dill (2)                     56        _         Director

The following table sets forth certain information concerning certain executive officers and directors of Pinnacle and the Company as of April 30, 1996. Each of Alvey and its five subsidiaries are managed by Pinnacle.

                                               YEARS IN
NAME                                    AGE    INDUSTRY           PRINCIPAL POSITION IN PINNACLE ORGANIZATION
- ----                                    ---    --------           -------------------------------------------
William R. Michaels (1)                 61        21        Chairman of the Board, President and  Chief Executive
                                                               Officer of Pinnacle
Michael J. Tilton                       46        16        Executive Vice President - Operations  and Secretary of
                                                               Pinnacle
James T. McHugh                         50        27        Senior Vice President of Pinnacle
Armen G. Oumedian                       72        39        Senior Vice President of Pinnacle
Richard D. Sampson                      57        6         Senior Vice President of Pinnacle
Thomas J. Young                         47        25        Senior Vice President of Pinnacle
James A. Sharp                          48        12        Vice President - Finance and Chief  Financial Officer of
                                                               Pinnacle
Christopher C. Cole                     40        6         President of Buschman
Ritch J. Durheim                        48        24        President of MFA
Kenneth D. Matson                       37        14        President of Busse
Stephen J. O'Neill                      54        25        President of Alvey
Frederick R. Ulrich, Jr. (1)            52        _         Director of Pinnacle and Alvey
Prakash A. Melwani (2)                  37        _         Director of Pinnacle and Alvey
Daniel S. O'Connell (1)                 41        _         Director of Pinnacle and Alvey
Charles A. Dill (2)                     56        _         Director of Pinnacle and Alvey

___________

(1)  Member of the Compensation Committee.

(2)  Member of the Audit Committee.

          Upon completion of the Prior Offering, Curtice A. Cornell and James M. Schloeman, who prior to such time served on the Boards of Directors of Pinnacle and Alvey, resigned from such boards. The holders of the Pinnacle Series A Preferred Stock nominated Prakash A. Melwani and Daniel S. O'Connell to be elected to the Boards of Directors of Pinnacle and Alvey as their nominees upon completion of the Prior Offering. For a discussion of the rights of the holders of the Pinnacle Series A Preferred Stock to nominate directors and, under certain circumstances, to take control of the Board of Directors, see "Description of Capital Stock - Pinnacle Preferred Stock." The terms of the Pinnacle Series A Preferred Stock require a

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

supermajority vote of the Board of Directors of Pinnacle with respect to certain transactions. See "Description of Capital Stock- Supermajority Board Action."
In April 1996, Donald J. Weiss, pursuant to a Memorandum of Understanding, resigned from his position as an officer and director of Pinnacle, Alvey and White. Mr. Scotto was elected to the Boards of Pinnacle and Alvey as the nominee of the holder of the Series B Preferred Stock affiliated with Acadia Partner, L.P. ("Acadia"). In April 1996, Acadia sold the Series B Preferred Stock, and as a result no longer has the contractual right to nominate a director to such Boards. Effective April 26, 1996, Mr. Scotto resigned from his position as a director of Pinnacle and Alvey. The Company intends to fill the vacancies created by such resignations as soon as possible and expects to fill at least one of such vacancies with an independent director.

          WILLIAM R. MICHAELS has served as Chairman, President and Chief Executive Officer of Pinnacle since September 1988. From 1984 to 1988,
Mr. Michaels served as the President and Chief Executive Officer of Rapistan Corp. Mr. Michaels is a member of the Board of Governors of the Material Handling Institute of America, the materials handling industry's trade association. In addition to his Pinnacle duties, from July 1989 to January 1992 Mr. Michaels was the Chairman of the board of directors of Holophane
Company, Inc., a Columbus, Ohio company in the lighting industry. Mr. Michaels continues as a director of Holophane. Mr. Michaels is a graduate of the State University of New York.

          STEPHEN J. O'NEILL has served as President of Alvey since
November 1992. Previously, Mr. O'Neill served as Senior Vice President of Alvey since September 1988. Mr. O'Neill served as a Vice President of Rapistan Corp. from 1986 to 1988. Mr. O'Neill earned a B.S. degree in Electrical Engineering from Rose Polytechnic Institute.

          MICHAEL J. TILTON has served as Executive Vice President of Pinnacle since April 1994. Previously, Mr. Tilton served as Senior Vice President and Chief Financial Officer from September 1988 to April 1994. Mr. Tilton served as a Vice President of Rapistan Corp. from 1985 to 1988. Mr. Tilton graduated from the University of Iowa with a B.B.A. degree in Finance and earned an M.B.A. degree from Drake University. Mr. Tilton currently serves on the board of directors of the Caring Center.

          JAMES A. SHARP has served as Vice President of Finance and Chief Financial Officer since April 1994. Previously, Mr. Sharp held various accounting and financial positions with Pinnacle and its subsidiaries, including Controller, Treasurer and Chief Financial Officer of Alvey, since 1983.
Mr. Sharp graduated from Southern Illinois University with a B.S. degree in Accounting and is a Certified Public Accountant in the state of Missouri.

          FREDERICK R. ULRICH, JR. has been a Director of Pinnacle and Alvey since August 1988. Mr. Ulrich has served as Chairman of the Board and Chief Executive Officer of Raebarn Corporation since 1988 and of Buttonwood Capital Inc. since December 1992. Mr. Ulrich is Chairman of the Board of Ames
Company, Inc. and a director of Paul Sebastian, Incorporated. Mr. Ulrich is a graduate of the United States Military Academy and holds an M.B.A. degree from Harvard University.

          PRAKASH A. MELWANI has served as a director of Pinnacle and Alvey since the consummation of the Financing Transactions. Mr. Melwani is a Managing Director of Vestar. He has been associated with Vestar since its founding in 1988. Mr. Melwani is also Chairman of the Board of Anvil Knitwear, Inc. and a director of Argo-Tech Corporation and International AirParts Corporation.
Mr. Melwani graduated from Cambridge University with a B.A. degree and received an M.B.A. degree from Harvard University.

          DANIEL S. O'CONNELL has served as a director of Pinnacle and Alvey since the consummation of the Financing Transactions. Mr. O'Connell has served as the Chief Executive Officer of Vestar since its founding in 1988.
Mr. O'Connell also serves as a director of Anvil Knitwear, Inc., Cabot Safety Corporation, La Petite Academy, Inc., Prestone Products Corporation, Pyramid Communications, Inc. and Russell-Stanley Corporation. Mr. O'Connell graduated from Brown University with an A.B. degree and Yale University School of Management with an M.P.P.M. degree.

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

          CHARLES A. DILL became a director of Pinnacle and Alvey on February 28, 1996. Mr. Dill is currently a General Partner in Gateway Associates, L.P., a leading St. Louis-based equity management partnership. Previously, from April 1991 through April 1995, Mr. Dill was President and, from October 1992 through April 1995, Chief Executive Officer of Bridge Information Systems, Inc. (a leading provider of on-line financial information and databases to institutional securities markets). From February 1988 to September 1990, he was President and a Director of AVX Corporation (a ceramic electronic devices manufacturer). Mr. Dill serves as a director of Stifel Financial, a securities brokerage and investment banking form, and Zoltec, a specialty producer of carbon fiber composite materials. Mr. Dill graduated from Yale University with a B.S. degree in mechanical engineering and received an M.B.A. degree from Harvard University.

          JAMES T. MCHUGH has served as Senior Vice President of Pinnacle since May 1995. Mr. McHugh served as Chief Executive Officer of MFA from 1975 until May 1995. Previously, Mr. McHugh served as a director of S.R. Sales Company, Inc. Mr. McHugh earned his undergraduate and M.B.A. degrees from Marquette University.

          ARMEN G. OUMEDIAN has served as a Senior Vice President of Pinnacle since January 1995. Mr. Oumedian joined Alvey in 1988 as Vice President-System Sales and subsequently served as Senior Vice President-System Sales of Buschman from 1992 to 1995. Previously, Mr. Oumedian held various positions with Rapistan Corp. for 32 years and with General Motors for 11 years. Mr. Oumedian graduated with a B.S.I.E. degree from General Motors Institute.

          RICHARD D. SAMPSON has served as Senior Vice President of Manufacturing of Pinnacle since June 1989. Mr. Sampson is a graduate engineer from the University of North Dakota and also holds an M.B.A. degree from Michigan State University.

          THOMAS J. YOUNG has served as a Senior Vice President of Pinnacle since April 1994 and was appointed President of Pinnacle Automation International in September 1994. Previously, Mr. Young served as President of Busse from 1992 to 1994. From 1991 to his joining Pinnacle, Mr. Young was a principal of the Sandringham Group, a corporation he formed to seek acquisitions in the packaging and packaging machinery industries. From 1989 to 1991, Mr. Young served as Vice President of Goldco Industries, a supplier of high-speed bulk container palletizing and bulk depalletizing equipment.
Mr. Young graduated with a B.S. degree from St. John's University.

          CHRISTOPHER C. COLE has served as President of Buschman since
March 1994. Prior to joining Buschman, Mr. Cole served in a variety of executive positions at Cincinnati Milacron Inc. since 1979 and was Vice President since 1987. Mr. Cole graduated from Wesleyan University with a B.A. degree and received an M.B.A. degree from Harvard University. Mr. Cole has served on the board of directors of the Cincinnati chapter of the American Red Cross since 1989 and is currently a member of the executive committee of such board.

          RITCH J. DURHEIM has served as President and Chief Executive Officer of MFA since May 1995. From April 1994 to May 1995 Mr. Durheim served as President and Chief Operating Officer of MFA. Prior to 1994, Mr. Durheim held various positions with MFA since 1978. Mr. Durheim graduated from Marquette University with a B.S. degree.

          KENNETH D. MATSON has served as President of Busse since
September 1994. Prior to joining Busse, Mr. Matson was Vice President
Marketing & Business Development for the Material Handling Division of Western Atlas since October 1993. From January 1991 to 1993, Mr. Matson was Vice President/General Manager-Process & Packaging Systems of Western Atlas.
Mr. Matson graduated from Georgia Institute of Technology with a B.S. degree in Industrial & Systems Engineering.

BOARD OF DIRECTORS COMMITTEES AND COMPENSATION

          Pinnacle and Alvey each have a Compensation Committee and an Audit Committee. During 1995, neither Pinnacle nor Alvey paid any compensation to members of their Boards of Directors. In 1996, Pinnacle and Alvey expect to pay to non-employee directors, except directors elected or nominated by the Investors and Acadia Partners, L.P., an annual fee of $25,000 and intend to reimburse each of its directors for their out-of-pocket expenses incurred in connection with serving as a director. Directors who are employed by Pinnacle or the Company do not receive a fee for serving as directors.

EXECUTIVE COMPENSATION

          The following table sets forth, for the year ended December 31, 1995, the earned compensation of the Chief Executive Officer and the next six highly compensated executive officers of Pinnacle (the "Named Executive Officers"):

                              SUMMARY COMPENSATION TABLE


                                                                     ANNUAL COMPENSATION FOR 1995
                                                        ------------------------------------------------------------
                                                                                  OTHER ANNUAL        ALL OTHER
NAME AND PRINCIPAL POSITION                              SALARY       BONUS(a)   COMPENSATION (b)    COMPENSATION
- ---------------------------------------------------     ---------   ----------  ----------------    ------------
WILLIAM R. MICHAELS
  President and Chief Executive Officer of Pinnacle     $302,500      $301,200       $26,506             $2,106
RITCH J. DURHEIM
  President of MFA                                       173,750       185,905        12,084                170
JAMES T. MCHUGH
  Senior Vice President of Pinnacle                      167,000        74,000        13,189                170
STEPHEN J. O'NEILL
  President of Alvey                                     191,750       187,040         9,990                864
DONALD J. WEISS(c)
  President of White                                     225,000        35,000             0                  0
CHRISTOPHER C. COLE
  President of Buschman                                  185,000       216,800         3,264                102
MICHAEL J. TILTON
  Executive Vice President of Pinnacle                   191,750       205,500        11,071              2,538

- -----------

(a) Reflects amount earned in 1995, of which amount portions have been paid in 1996.

(b) Perquisites or other personal benefits which in the aggregate were less than the lesser of $50,000 and 10% of an officer's annual salary and bonus in 1995 have been omitted.

(c)  Mr. Weiss resigned from his position as President of White in April 1996.

PENSION PLAN

          The Company maintains 401(k) savings plans for virtually all employees who meet certain eligibility requirements, except those certain union employees who participate in multi-employer pension plans. Under the plans, the employees may defer receipt of a portion of their eligible compensation, with the Company matching a defined percentage of the employees' deferral. The Company's matching contributions were $614,000 and $429,000 for the year ended December 31, 1995 and the year ended December 31, 1994, respectively. The Company may also elect to make discretionary profit sharing contributions for virtually all employees, except those union employees who participate in multi-employer pension plans.

EMPLOYMENT AGREEMENTS

          On May 31, 1995, Pinnacle, Alvey and William R. Michaels entered into an amended and restated employment agreement pursuant to which Mr. Michaels will serve as Chairman of the Board, President and Chief Executive Officer of Pinnacle and Chairman of the Board and Chief Executive Officer of

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

Alvey at a base annual salary of $302,500. Mr. Michaels' base salary will be reviewed annually to consider an upward adjustment for each subsequent year during the term of the agreement. The agreement entitles Mr. Michaels to an automobile, club membership, an annual bonus, disability and health insurance and to other benefit plans provided by Alvey and Pinnacle to their employees. The agreement also provides for deferred compensation, whereby following termination of Mr. Michaels' employment with Pinnacle and Alvey because of death, disability or retirement or upon Mr. Michaels having attained age 65, or for any other reason excluding voluntary resignation to accept a comparable position before Mr. Michaels attains age 65, Pinnacle and Alvey will pay to Mr. Michaels, for at least 10 years and during the remainder of his life, an annual amount calculated by (a) dividing Mr. Michaels' total compensation from Alvey and Pinnacle over the thirty-six (36) month period prior to the termination of his employment by three and (b) multiplying the result by twenty percent (20%) plus an additional two percent (2%) for each year between September 1988 (the date of the original employment agreement) and the termination of his employment. In addition, the agreement requires Pinnacle and Alvey to provide to Mr. Michaels a $3,000,000 life insurance policy for the remainder of his lifetime, unless he voluntarily terminates his employment with Pinnacle and Alvey to accept a comparable position, at which time Pinnacle and Alvey's obligation to pay premiums will cease.

          On May 10, 1989, MFA entered into employment agreements with James T. McHugh and Ritch Durheim. Pursuant to the agreements, Mr. McHugh served as Chief Executive Officer of MFA until May 1995 and Mr. Durheim serves as President and, subsequently, Chief Executive Officer of MFA for annual base salaries of $167,000 and $172,250, respectively. The base salaries of each will be reviewed annually to consider an upward adjustment for each subsequent year. Each of the agreements entitles Messrs. McHugh and Durheim to an automobile allowance, club membership, an annual bonus, life, disability and health insurance and to other benefit plans provided by MFA to its other employees. Each of the agreements contains a non-disclosure and non-competition provision which is effective for the term of each of Messrs. McHugh and Durheim's employment with MFA.

          On June 27, 1995, Pinnacle and Alvey entered into an amended and restated employment agreement with Michael J. Tilton and Alvey entered into an amended and restated employment agreement with Stephen J. O'Neill. Pursuant to the agreements, Mr. Tilton will continue to serve as Executive Vice President - Operations and Finance of Pinnacle and Senior Vice President and Secretary of Alvey at a base salary of $191,750 and Mr. O'Neill will continue to serve as President of Alvey at a base salary of $191,750. The base salaries of each will be reviewed annually to consider an upward adjustment for each subsequent year. Each of the agreements entitles Messrs. Tilton and O'Neill to an automobile, club membership, an annual bonus, life, disability and health insurance and to other benefit plans provided by Pinnacle and Alvey to their other employees. In addition, Pinnacle and Alvey are obliged to provide a $1,000,000 life insurance policy for each of Messrs. Tilton and O'Neill for the remainder of their lifetimes, unless they voluntarily terminate their employment with Pinnacle and Alvey to accept a comparable position, at which time Pinnacle and Alvey's obligation to pay such premiums will cease.

          On December 14, 1993, White entered into an employment agreement with Donald J. Weiss, pursuant to which Mr. Weiss agreed to serve as President of White at a base annual salary of $215,000. Mr. Weiss' base salary will be reviewed annually to consider an upward adjustment for each subsequent year during the term of the agreement. The agreement entitles Mr. Weiss, among other things, to an automobile, club membership, an annual bonus, life, disability and health insurance and to other benefit plans provided by White to its other employees. The agreement with Mr. Weiss contains a non-disclosure and non-competition provision which is effective for the term of his employment with White. Upon execution of the agreement, Mr. Weiss purchased 10,197 shares of Pinnacle Common Stock and 1,025 shares of Pinnacle Original Senior Preferred Stock. In April 1996, Mr. Weiss, pursuant to a Memorandum of Understanding, resigned from his position as an officer and director of Pinnacle, Alvey and White.

          On March 9, 1994, Buschman entered into an employment agreement with Christopher C. Cole, pursuant to which Mr. Cole agreed to serve as President and Chief Executive Officer of Buschman and Executive Vice President of Pinnacle at a base annual salary of $175,000. Mr. Cole's base salary will be reviewed annually to consider an upward adjustment for each subsequent year during the term of the

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

agreement. The agreement entitles Mr. Cole to an automobile, club membership, an annual bonus, life, disability and health insurance, reimbursement of legal and accounting services and to other benefit plans provided by Buschman to its other employees. The agreement with Mr. Cole contains a non-disclosure and non-competition provision which is effective for the term of his employment with Buschman. Upon execution of the agreement, Mr. Cole was granted an option to purchase 18,700 shares of Pinnacle Common Stock at an exercise price of $31.28 per share.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Section 102 of the Delaware General Corporation Law (the "DGCL") authorizes a Delaware corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of its directors to the corporation and its stockholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such provision, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although
Section 102 of the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Alvey and Pinnacle's Certificate of Incorporation and Bylaws include provisions which limit or eliminate the personal liability of their directors to the fullest extent permitted by Section 102 of the DGCL. Consequently, a director or officer will not be personally liable to Alvey or Pinnacle, as applicable, or their stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to Alvey or Pinnacle, as applicable, or their stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions and (iv) any transaction from which the director derived an improper personal benefit.

          Alvey and Pinnacle's certificates of incorporation and bylaws also provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Alvey and Pinnacle will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is a director or officer of Alvey or Pinnacle, as applicable, or is or was serving at the request of Alvey or Pinnacle, as applicable, as a director or officer of another corporation or enterprise. The inclusion of these indemnification provisions in Alvey and Pinnacle's certificates of incorporation and bylaws is intended to enable Alvey and Pinnacle, as applicable, to attract qualified persons to serve as directors and officers who might otherwise be reluctant to do so. Alvey and Pinnacle may, in each of their discretion, similarly indemnify their employees and agents.

          Depending upon the character of the proceeding, Pinnacle or Alvey, as applicable, may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Pinnacle or Alvey, as applicable, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that a director or officer of Pinnacle or Alvey, as applicable, has been successful in the defense of any action, suit or proceeding referred to above, Pinnacle or Alvey, as applicable, would have the obligation to indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

                             RECAPITALIZATION OF PINNACLE

          Upon consummation of the Prior Offering, Management and the Investors effected the Recapitalization pursuant to which the Investors purchased a substantial equity interest in Pinnacle. The following transactions occurred simultaneously with the consummation of the Prior Offering as part of the Recapitalization: (i) each of 626,730 shares of Pinnacle Common Stock and the Pinnacle Original Warrants to purchase 116,575 shares of Pinnacle Common Stock were exchanged (the "Common Equity Exchange") for a combination of $32.00 in cash and $12.00 in stated liquidation value of Pinnacle Series B Preferred Stock, subject to adjustment in certain circumstances in the event of a sale of all or substantially all of Pinnacle within one year from the date of issuance;
(ii) each of the 62,524.4 outstanding shares of Pinnacle Original Preferred Stock and certain shares of Pinnacle Original Senior Preferred Stock were redeemed (the "Redemption") for its stated liquidation value, $100.00, plus accrued but unpaid dividends from December 31, 1995 through the date of redemption; (iii) the remaining shares of Pinnacle Original Senior Preferred Stock were exchanged for Pinnacle Series B Preferred Stock (the "Preferred Stock Exchange"); and (iv) the Note Repayment Investment was effected. Pursuant to the Common Equity Exchange, Pinnacle paid an aggregate of $23,785,784 in cash and issued 8,920 shares of Pinnacle Series B Preferred Stock. Pursuant to the Redemption, Pinnacle paid an aggregate of $25,328,911. No member of Management exchanged or redeemed any equity interests in Pinnacle pursuant to the Common Equity Exchange or the Redemption. Members of Management holding shares of Pinnacle Original Senior Preferred Stock exchanged all of such shares for shares of Pinnacle Series B Preferred Stock pursuant to the Preferred Stock Exchange. As a result of the Recapitalization, Management and employees of Pinnacle and Alvey increased their ownership interest in Pinnacle Common Stock from approximately 42% to approximately 91% of the outstanding shares of Pinnacle Common Stock (or 65% on a fully-diluted basis, including giving effect to the exercise of the Pinnacle Warrants), and the Investors hold preferred stock of Pinnacle with an aggregate stated liquidation value of $30 million and warrants to purchase 30% of the Pinnacle Common Stock on a fully-diluted basis. The selling stockholders in the Recapitalization Transactions (the "Selling Stockholders") included Acadia Partners, L.P. and certain of its affiliates ("Acadia"), Citicorp North America, Inc., Equitable Capital Private Income and Equity Partnership II, L.P. and James M. Schloeman, the owner of Alvey prior to its acquisition by Pinnacle in 1988.

          Pinnacle obtained the funds necessary to effect the Recapitalization from the Recapitalization Dividend and the proceeds from the Pinnacle Preferred Stock and Warrants Offering in which Pinnacle sold to the Investors 23,000 shares of Pinnacle Series A Preferred Stock and 7,000 shares of Pinnacle
Series C Preferred Stock, together with the Pinnacle Warrants to purchase up to 256,075 shares of Pinnacle Common Stock, representing 30% of the issued and outstanding shares of Pinnacle Common Stock on a fully-diluted basis giving effect to the Recapitalization Transactions and the Weseley Acquisition, for an aggregate purchase price of $30 million. Vestar, Chemical (and its successors or assigns) and Hancock hold approximately 70%, 23% and 7% of the Pinnacle Investor Preferred Stock and Pinnacle Warrants, respectively.

          In the event a Sale Event (as defined below) occurs within the six month period following the closing of the Recapitalization Transactions, the Selling Stockholders will receive an additional payment in cash (or in such other form of consideration as may be paid by the buyer in the Sale Event), calculated on a PRO RATA basis relative to their beneficial ownership of the Pinnacle Common Stock and Pinnacle Original Warrants immediately prior to the consummation of the Recapitalization Transactions, in an amount equal to 20% of the excess, if any, of the Enterprise Value (as defined below) of Pinnacle over $165,000,000 (the "Enterprise Differential"). The "Enterprise Value" is calculated as of the Sale Event to include the total common equity value, total debt value and total preferred stock value of Pinnacle, all amounts payable in connection with the Sale Event under noncompetition agreements or any other extraordinary employment or compensation agreements, arrangements or understandings and all contingent or deferred payments in connection with the Sale Event at their stated amount, discounted to present value using a discount factor of 8% per annum. In the event a Sale Event occurs subsequent to such six month period but within the one year period following the closing of the Recapitalization Transactions, the Selling Stockholders will receive a payment in cash (or in such other form of consideration as may be paid by such buyer) in an aggregate amount equal to 10% of the Enterprise Differential. A "Sale Event" is any of the following transactions (or series of related transactions): (i) a sale or other disposition of all or substantially all of the assets of Pinnacle and its subsidiaries, taken as a whole; (ii) a sale or other disposition of capital stock of Pinnacle (either by Pinnacle or its existing stockholders) which has the effect, on a pro forma basis after giving effect to such transaction, of transferring at least 50% of the outstanding capital stock of Pinnacle in a transaction other than an underwritten initial public offering of the Pinnacle Common Stock (except to the extent that such initial public offering includes a secondary tranche which would have the effect of clause (iii) below); (iii) a sale or other disposition of at least a majority of the capital stock of Pinnacle held immediately after the closing of the Recapitalization Transactions by management; and (iv) a "change of control" or other transaction which has the effect of giving the holders of certain debt securities the right to "put," to accelerate or otherwise cause Pinnacle and/or its subsidiaries to repurchase, the debt securities prior to maturity.

                        CERTAIN RELATIONSHIPS AND TRANSACTIONS

STOCKHOLDERS AGREEMENT AND REGISTRATION RIGHTS

         In connection with the 1988 acquisition of Alvey by Pinnacle (the
"1988 Acquisition"), entities affiliated with Acadia (the "Acadia Stockholders"), individuals affiliated with Raebarn Corporation (the "Raebarn Stockholders"), certain management stockholders and Pinnacle entered into a Stock Purchase and Stockholders Agreement which has been amended and restated several times through the date hereof (the "Initial Stockholders Agreement"). In connection with the Financing Transactions, the Initial Stockholder Agreement was amended and restated again pursuant to the Amended and Restated Stockholders Agreement by and among Pinnacle, the Management Stockholders (as defined therein), the Raebarn Stockholders (as defined therein) and the Investors (the "Amended and Restated Stockholders Agreement").

         The Initial Stockholders Agreement provides for certain rights of Pinnacle to repurchase shares from employees whose employment has been terminated, various provisions regarding the "vesting" of shares held by the management stockholders, certain rights of first refusal by the stockholders upon the proposed sale of Pinnacle Common Stock by any other stockholder, certain subscription rights by stockholders in the event of a private placement by Pinnacle and certain rights by the Acadia Stockholders to "drag-along" the other stockholders upon receipt of an offer to purchase all of the Pinnacle Common Stock and certain rights by all stockholders to "tag-along" upon the sale of Pinnacle Common Stock by the Acadia Stockholders or the Raebarn Stockholders. The Initial Stockholders Agreement provides that the Board of Directors of Pinnacle consists of eleven members, two of whom will be nominated by the Raebarn Stockholders, one of whom (who will be the President of Pinnacle) will be nominated by the management stockholders, one of whom will be James M. Schloeman, one of whom will be Donald J. Weiss, and six of whom will be nominated by the Acadia Stockholders. The stockholders must vote their shares to elect such nominees to the Board of Directors. Management stockholders do not have any demand registration rights under the Initial Stockholders Agreement; however, management stockholders are permitted to "piggyback" on to any other registration statement filed by Pinnacle.

         The following is a summary of the Amended and Restated Stockholders
         Agreement:

         VESTING OF MANAGEMENT STOCKHOLDER SHARES. Shares of Pinnacle Common Stock issued to Management Stockholders (as defined in the Amended and Restated Stockholders Agreement) vest in equal installments over a period generally ranging between three and five years (depending on the terms set by the Board of Directors at the time of issuance). Any shares of Pinnacle Common Stock held by a Management Stockholder that are unvested at the time of the death, permanent disability, resignation or termination (for whatever reason) of such Management Stockholder will remain unvested and will not vest; PROVIDED, HOWEVER, that in the event of the death or permanent disability of the holder, 50% of the shares which are unvested at that time will become vested. In addition, all unvested shares will become vested upon the acquisition of all of the outstanding shares of Pinnacle by any third party or upon the sale of all of the assets of Pinnacle.

         REPURCHASE OF MANAGEMENT STOCKHOLDER SHARES. In the event of the termination of any Management Stockholder's employment with Pinnacle, whether by reason of death, permanent disability, termination for cause or without cause, retirement or for any other reason, Pinnacle will have the right to repurchase all or any portion of the unvested shares. To the extent that Pinnacle elects not to repurchase all of the unvested shares held by a terminated Management Stockholder, the other stockholders will have the right to purchase the remaining shares on a PRO RATA basis.

         RESTRICTIONS ON TRANSFER; RIGHT OF FIRST REFUSAL. Unvested shares may not be transferred under any circumstances. With respect to vested shares, Pinnacle and, to the extent that Pinnacle fails to exercise its first refusal right in full, the other Management Stockholders and Raebarn Stockholders, have a right of first refusal if any Management Stockholder or Raebarn Stockholder receives a bona fide offer from an independent unrelated third party that such stockholder wishes to accept. Despite the general restrictions on


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

transfers by Management Stockholders and Raebarn Stockholders, transfers to affiliates, officers, directors, certain family members or family trusts and pledges of the shares to a bank as security for a loan used to buy the shares are expressly permitted.

         TAG-ALONG RIGHTS. The Amended and Restated Stockholders Agreement provides that stockholders have a right to "tag along" upon the sale of Pinnacle Common Stock or Pinnacle Warrants by any stockholder or holder of Pinnacle Warrants prior to an initial public offering by Pinnacle and provides the stockholders with "tag-along" rights with respect to a sale of a significant amount of Pinnacle Common Stock or Pinnacle Warrants after an initial public offering by Pinnacle. In addition, in the event any such sales would result in a change of control of Pinnacle, the holders of the Pinnacle Investor Preferred Stock and the Pinnacle Series B Preferred Stock have the right to cause any such stock which is not redeemed by Pinnacle in accordance with its terms to be purchased by the purchaser of such Pinnacle Common Stock or Pinnacle Warrants.

         PRIORITY SUBSCRIPTION RIGHTS. If Pinnacle decides to effect a private placement of shares of Pinnacle Common Stock or securities convertible into Pinnacle Common Stock for less than Fair Market Value (as defined in the Amended and Restated Stockholders Agreement) at any time prior to its initial public offering, the stockholders will have a right, subject to certain exceptions (which exceptions include the Financing Transactions, the Weseley Acquisition and the issuance of financing warrants to institutional lenders), to purchase their respective PRO RATA portions of the shares to be sold by Pinnacle.

         VOTING AGREEMENT. The Amended and Restated Stockholders Agreement provides that the Board of Directors of Pinnacle shall initially consist of seven members, subject to increase or decrease upon certain specified events. The stockholders are required to vote their shares to elect specified nominees to the Board of Directors. See "Management."

         On and after the eighth anniversary of the date of issuance of the Pinnacle Investor Preferred Stock and Pinnacle Warrants, if any shares of Pinnacle Series A Preferred Stock and any Pinnacle Warrants are outstanding, the number of directors of Pinnacle shall be increased by the Control Number (as defined below), with such additional directors to be nominated by the holders of the Pinnacle Warrants. In addition, if such directors are required to be elected, from and after such date, each stockholder party to the Amended and Restated Stockholders Agreement has agreed to (i) vote all shares held by such stockholder to ratify, approve and adopt all actions adopted or approved by the Board of Directors of Pinnacle and (ii) subject to certain conditions, be "dragged along" in the event that the holders of the Pinnacle Warrants desire to accept a third party offer for all of the outstanding shares of Pinnacle Common Stock.

         REGISTRATION RIGHTS. Management Stockholders shall be entitled to a single "demand" and certain "piggyback" registration rights, subject to customary conditions.

CONSULTING AGREEMENT WITH ACADIA

         Since the 1988 Acquisition, Alvey and Pinnacle have been parties to a consulting agreement with an affiliate of Acadia pursuant to which Pinnacle has been obliged, among other things, to pay consulting and transaction fees and to reimburse Acadia for its out-of-pocket expenses. The current agreement with Acadia is the Amended and Restated Consulting Agreement, dated as of October 14, 1992, as amended, among Pinnacle, Alvey and Penobscot-NB Partners ("Penobscot"), an affiliate of Acadia (the "Acadia Agreement"). Pursuant to the Acadia Agreement, Pinnacle is required to pay an annual fee of $250,000 to Penobscot, in addition to reimbursement of its out-of-pocket expenses, through the earlier to occur of February 1, 2000 or certain change of control transactions. In addition, the Acadia Agreement provides that if Pinnacle or Alvey or any of their affiliated companies engage in a transaction such as a merger, consolidation or a sale of more than 10% of its assets or outstanding securities or the acquisition of assets or stock of another company (a "Transaction"), Penobscot would have the right to act as a financial advisor to Pinnacle or Alvey. In addition, Pinnacle is required to consult with Penobscot with respect to any prospective or actual public or private offering of debt or equity securities of Pinnacle or Alvey and is required to pay to Penobscot an


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

investment banking fee in an amount equal to 1% of (i) the aggregate consideration paid or received in each Transaction or (ii) in the case of an initial public offering, the gross proceeds from the sale of the primary shares sold by Pinnacle or Alvey. In connection with the Acadia Agreement, Pinnacle paid $312,000 in 1992 (not including $250,000 of a $500,000 fee relating to the acquisition of Buschman which was deferred), $510,000 in 1993 (which includes a fee of $260,000 in connection with the acquisition of White), $250,000 in 1994 and $250,000 in 1995, in each case plus the reimbursement of out-of-pocket expenses.

         The Acadia Agreement terminated upon the completion of the Financing Transaction and is no further force and effect. At such time, Pinnacle paid Penobscot any theretofore unpaid regular monthly consulting fees and all unpaid or unreimbursed expenses. As part of the Recapitalization Transactions, Acadia waived any right to receive any other fee which may have been due under the Acadia Agreement including any transaction fee by reason of the Recapitalization Transactions.

CONSULTING AGREEMENT WITH RAEBARN

         Since the 1988 Acquisition, Alvey and Pinnacle have also been parties to a consulting agreement with Raebarn Corporation or a predecessor entity ("Raebarn"), each of which is or was beneficially owned by Mr. Ulrich and a former director of Pinnacle, pursuant to which Pinnacle has been obliged, among other things, to pay consulting and transaction fees, and to reimburse Raebarn for its out-of-pocket expenses. The current agreement with Raebarn is the Amended and Restated Consulting Agreement, dated as of October 14, 1992, as amended, among Pinnacle, Alvey and Raebarn (the "Raebarn Agreement"). Pursuant to the Raebarn Agreement, Pinnacle is required to pay an annual fee of $250,000 to Raebarn, in addition to reimbursement of its out-of-pocket expenses, through the earlier to occur of December 31, 2002 or certain change of control transactions. In addition, the Raebarn Agreement provides that if Pinnacle or Alvey or any of their affiliated companies engage in a transaction such as a merger, consolidation or a sale of more than 10% of its assets or outstanding securities or the acquisition of assets or stock of another company (a "Transaction"), Raebarn would have the right to act as a financial advisor to Pinnacle or Alvey. In addition, Pinnacle is required to consult with Raebarn with respect to any prospective or actual public or private offering of debt or equity securities of Pinnacle or Alvey and is required to pay to Raebarn an investment banking fee in an amount equal to 1% of (i) the aggregate consideration paid or received in each Transaction or (ii) in the case of an initial public offering, the gross proceeds from the sale of the primary shares sold by Pinnacle or Alvey. In connection with the Raebarn Agreement, Pinnacle paid $550,000 in 1992 (not including $250,000 of a $500,000 fee relating to the acquisition of Buschman which was deferred), $250,000 in 1993 (not including a fee of $260,000 relating to the acquisition of White which was deferred), $250,000 in 1994, $250,000 in 1995 and an aggregate of $1,500,000 (upon completion of the Financing Transactions), in each case plus the reimbursement of out-of-pocket expenses.

         Alvey, Pinnacle and Raebarn terminated the Raebarn Agreement in its entirety upon completion of the Financing Transactions. In connection with such termination, Pinnacle and Alvey agreed to make termination payments to Raebarn or its designees in the amount of $250,000 per year through the eighth anniversary of the completion of the Financing Transactions. In April 1995, Raebarn changed its name to Lafarick, Inc. Pinnacle and Alvey intend to expense the payments of $2.0 million ($1.4 million net of tax), less $510,000 already accrued at December 31, 1995, in the first quarter of 1996, the quarter in which the Financing Transactions were consummated.

CONSULTING AGREEMENT WITH MAMMOTH CAPITAL INC.

         On December 31, 1995, Pinnacle and Alvey entered into a consulting agreement with Mammoth Capital Inc., a corporation owned by Mr. Ulrich, pursuant to which Pinnacle and Alvey agreed to pay an annual fee of $200,000, subject to an annual increase at a rate of 3%, in addition to the reimbursement for its out-of-pocket expenses (the "Mammoth Agreement"). The Mammoth Agreement also provides for the payment of a transaction fee in the amount of 1% of the aggregate consideration paid or received in connection with specified merger and acquisition transactions (the "M&A Fee") and 1/2 of 1% of the gross


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

proceeds received in connection with financing transactions involving the public or private offering of debt or equity securities of Pinnacle and Alvey or the incurrence of bank debt, other than financing transactions solely involving amendments, modifications or extensions of the Credit Agreement or the Notes (the "Financing Fee"); PROVIDED, HOWEVER, that the Financing Fee shall not exceed $250,000. Pinnacle and Alvey are not obliged to pay duplicate M&A Fees and Financing Fees in connection with any single transaction or series of related transactions. The Mammoth Agreement will terminate on the earlier to occur of (i) the eighth anniversary of the completion of the Financing Transactions, (ii) the sale of all or substantially all of the capital stock or assets of either Pinnacle or Alvey or (iii) the death or retirement of Mr. Ulrich. In addition, the Mammoth Agreement will be terminable by Pinnacle and Alvey in the event that Mr. Ulrich fails, or is otherwise unwilling, to perform the services required by such agreement in a manner reasonably acceptable to Pinnacle and Alvey and consistent with past practices.

CONSULTING AGREEMENT WITH VESTAR

         On January 24, 1996, Pinnacle and Alvey entered into a consulting agreement with Vestar Capital Partners ("Vestar Capital"), an affiliate of Vestar, pursuant to which Pinnacle and Alvey agreed to pay an annual fee of $150,000 to Vestar Capital (the "Vestar Agreement"). The Vestar Agreement terminates on the earlier to occur of (i) the completion of an initial public offering by Pinnacle of the Pinnacle Common Stock, (ii) the occurrence of a change of control (as defined) or (iii) the date on which the Investors or certain specified transferees cease to meet a certain minimum investment level. In addition, upon consummation of the Pinnacle Preferred Stock and Warrants Offering, Pinnacle paid to Vestar Capital a one-time fee of $750,000 and reimbursed the Investors for all reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees and related expenses) incurred by the Investors in connection with the Pinnacle Preferred Stock and Warrants Offering.

LEASE OF WHITE FACILITIES

         The Company leases the manufacturing facility used by White in Kenilworth, New Jersey from a partnership controlled by Donald J. Weiss, formerly a director of Pinnacle and Alvey. Pursuant to the terms of the lease, the Company paid rent in the amount of $900,000 in 1995. The term of the lease extends through December 2006. The Company believes that the terms of the lease are substantially similar to terms that would have been obtained from a third party in an arms'-length negotiation.


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

                                PRINCIPAL STOCKHOLDERS

    Pinnacle owns 100% of the outstanding capital stock of 76. The following table sets forth certain information regarding the beneficial ownership of the Pinnacle Common Stock as of April 30, 1996 (i) by each person who is known by the Company to own beneficially more than 5% of the Pinnacle Common Stock, (ii) by each of Alvey and Pinnacle's directors, (iii) by each Executive Officer named below and (iv) by all directors and executive officers as a group.


                                                           PINNACLE COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER (1)(2)
- -------------------------------------------                                     FULLY-DILUTED
                                                 SHARES OWNED   PERCENTAGE (3)  PERCENTAGE (4)
                                                 ------------   --------------  --------------
EXECUTIVE OFFICERS AND DIRECTORS
    Prakash A. Melwani (5)(6). . . . . . . .        179,253          27.0%           21.0%
    Daniel S. O'Connell (5)(6) . . . . . . .        179,253          27.0            21.0
    William R. Michaels (7). . . . . . . . .         72,187          14.8             8.5
    Frederick R. Ulrich, Jr. (8) . . . . . .         27,867           5.7             3.3
    Charles A. Dill. . . . . . . . . . . . .              0           0               0
    Christopher C. Cole (9). . . . . . . . .         20,000           4.0             2.3
    Ritch J. Durheim (10). . . . . . . . . .          5,407           1.1             0.6
    James T. McHugh (10)(11) . . . . . . . .          5,407           1.1             0.6
    Stephen J. O'Neill (12). . . . . . . . .         48,902          10.0             5.7
    Michael J. Tilton. . . . . . . . . . . .         44,400           9.1             5.2

OTHER BENEFICIAL OWNERS. . . . . . . . . . .
    Vestar Equity Partners, L.P. (6)(13) . .        179,253          27.0            21.0
    Chase Equity Associates, L.P. (13)(14)

    All Executive Officers and Directors
         as a Group (15  Persons). . . . . .        403,423 (15)     58.8            47.2

- -----------

    (1) Unless otherwise noted, the address of each of the foregoing is c/o Pinnacle at 101 S. Hanley, Suite 1300, St. Louis, Missouri 63105.

    (2) Unless otherwise noted, sole voting and dispositive power are possessed with respect to all shares shown.

    (3) The percentages under the heading "Percentages" are based upon 485,866 shares of Pinnacle Common Stock outstanding and takes into account all derivative securities held by such Beneficial Owner that are convertible into shares of Pinnacle Common Stock.

    (4) The percentages under the heading "Fully-Diluted Percentages" are based upon 853,933 shares of Pinnacle Common Stock outstanding, which gives effect to the exercise of outstanding (i) options to purchase 67,200 shares of Pinnacle Common Stock, (ii) warrants to purchase 14,917 shares of Pinnacle Common Stock, (iii) warrants issued in the Weseley Acquisition that are exercisable to purchase 29,875 shares of Pinnacle Common Stock and (iv) the Pinnacle Warrants that are exercisable to purchase 256,075 shares of Pinnacle Common Stock.

    (5) Includes 179,253 shares issuable upon exercise of Pinnacle Warrants held by Vestar Equity Partners, L.P., as to which Messrs. Melwani and O'Connell disclaim beneficial ownership.

    (6) Address is c/o Vestar Capital Partners, 245 Park Avenue, 41st Floor, New York, New York 10167-4098.

    (7) Includes 601 shares of Pinnacle Common Stock issuable upon exercise of outstanding Series C Warrants of Pinnacle.

    (8) Includes 401 shares of Pinnacle Common Stock issuable upon exercise of outstanding Series C Warrants of Pinnacle. Includes the following number of shares held by or in trust for Mr. Ulrich's children: 505 shares of Pinnacle Common Stock; 705 shares of Pinnacle Common Stock held by the Lauren T. Ulrich Trust '89; 706 shares of Pinnacle Common Stock held by the Farrell Ulrich Trust '89; and 700 shares of Pinnacle Common Stock held by the Frederick Ulrich III Trust '92.

    (9) Includes 18,700 shares of Pinnacle Common Stock issuable upon exercise of outstanding exercisable options.

    (10) Includes 235 shares of Pinnacle Common Stock issuable upon exercise of outstanding Series C Warrants of Pinnacle.

    (11) Includes 5,172 shares of Pinnacle Common Stock held by the James T. McHugh and Catherine A. McHugh Revocable Trust.


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

    (12) Includes 902 shares of Pinnacle Common Stock issuable upon exercise of outstanding Series C Warrants of Pinnacle.

    (13) All of such shares are issuable upon exercise of Pinnacle Warrants.

    (14) c/o Chemical Venture Partners, 270 Park Avenue, New York, New York
         10017.

    (15) The 179,253 shares of Pinnacle Common Stock issuable upon exercise of Pinnacle Warrants held by Vestar Equity Partners, L.P., as to which Messrs. Melwani and O'Connell disclaim beneficial ownership, are counted once in this total.



                             DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of Alvey consists of 1,000 shares of Common Stock, par value $0.01 per share, of which 1,000 shares are outstanding and held by Pinnacle. The authorized capital stock of Pinnacle consists of 2,100,000 shares of voting Common Stock, par value $.01 per share ("Voting Common Stock"), 100,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and together with the Voting Common Stock, the "Pinnacle Common Stock"), and 500,000 shares of preferred stock, par value $.01 per share. As of December 31, 1995, 1,112,246 shares of Voting Common Stock were issued and outstanding and were held of record by 88 stockholders. As of December 31, 1995, 60,191.96 shares of Pinnacle Original Preferred Stock and 202,836.73 shares of Pinnacle Original Senior Preferred Stock were issued and outstanding. Pinnacle redeemed all of the outstanding Pinnacle Original Preferred Stock and redeemed or exchanged for Pinnacle Series B Preferred Stock all of the outstanding Pinnacle Original Senior Preferred Stock upon consummation of the Prior Offering. See "Recapitalization of Pinnacle" and "Use of Proceeds."

COMMON STOCK OF ALVEY

         Each holder of common stock of Alvey is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Subject to preferences that may be granted to the holders of preferred stock, each holder of common stock of Alvey is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation or dissolution of Alvey is entitled to share ratably in all assets of Alvey remaining after payment of liabilities. Holders of common stock of Alvey have no conversion, preemptive or other subscription rights, and there are no redemption rights or sinking fund provisions with respect to common stock. The outstanding common stock of Alvey is validly issued, fully paid and non-assessable. Additional shares of Alvey's common stock may be issued from time to time by Alvey.

COMMON STOCK OF PINNACLE

         The Voting Common Stock and Class B Common Stock are identical in all respects, except with respect to voting rights, as further described below. Each holder of Pinnacle Common Stock is entitled under certain limited circumstances to convert any or all of such holder's shares into the same number of shares of Pinnacle Common Stock of the other class. Each holder of Voting Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Except with respect to any alteration or amendment of Pinnacle's Certificate of Incorporation in a manner that materially and adversely affects the Pinnacle Common Stock or as required by law, holders of Class B Common Stock have no voting rights in respect of their shares of Class B Common Stock. Subject to preferences that may be granted to the holders of preferred stock, each holder of Pinnacle Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation or dissolution of Pinnacle is entitled to share ratably in all assets of Pinnacle remaining after payment of liabilities. Holders of Pinnacle Common Stock have no conversion, preemptive or other subscription rights (except as set forth in the Amended and Restated Stockholders Agreement), and there are no redemption rights or sinking fund provisions with respect to Pinnacle Common Stock. The outstanding Pinnacle Common Stock is validly issued, fully paid and non-assessable.

         The outstanding Pinnacle Common Stock is subject to the terms of the Amended and Restated Stockholders Agreement. See "Certain Relationships and Transactions - Stockholders Agreement and Registration Rights."

PINNACLE PREFERRED STOCK

         Pinnacle's Certificate of Incorporation authorizes Pinnacle to issue 500,000 shares of preferred stock in series and authorizes the Board of Directors of Pinnacle to provide, without further stockholder action, for the issuance of one or more series of preferred stock. The Board of Directors of Pinnacle has the power to fix various terms with respect to each such series, including voting powers, designations, preferences, dividend rates, conversion and exchange provisions, redemption provisions and the amounts that holders are entitled to receive upon any liquidation, dissolution or winding up of Pinnacle.

         The Board of Directors of Pinnacle has authorized the issuance of 23,000 shares of Pinnacle Series A Preferred Stock and 7,000 shares of Pinnacle Series C Preferred Stock, which were issued in the Pinnacle Preferred Stock and Warrants Offering, and up to 11,299 shares of Pinnacle Series B Preferred Stock (the "Pinnacle Series B Preferred Stock"), which were issued in the Recapitalization (collectively, the "Pinnacle Preferred Stock").

         PINNACLE SERIES A PREFERRED STOCK

         RANKING. The Pinnacle Series A Preferred Stock ranks prior to the Pinnacle Common Stock with respect to dividend rights and rights on liquidation, winding up or dissolution of Pinnacle, and to all other classes and series of equity securities of Pinnacle as may hereafter be issued, other than any class or series of equity securities of Pinnacle expressly designated as being on a parity with or senior to the Pinnacle Series A Preferred Stock. The Pinnacle Series A Preferred Stock ranks on a parity with the Pinnacle Series B Preferred Stock and Pinnacle Series C Preferred Stock. Such other classes or series of equity securities of Pinnacle not expressly designated as being on a parity with or senior to the Pinnacle Preferred Stock are referred to hereafter as "Junior Stock." The rights of holders of shares of Pinnacle Series A Preferred Stock are subordinate to the rights of Pinnacle's general creditors. Pinnacle may not create or issue additional Pinnacle Series A Preferred Stock or other classes of stock ranking on a parity with or senior to the Pinnacle Series A Preferred Stock unless it receives approval or consent of the holders of Pinnacle Series A Preferred Stock and Pinnacle Series C Preferred Stock voting together as a single series. See "VOTING RIGHTS" below.

         DIVIDEND RIGHTS. Holders of Pinnacle Series A Preferred Stock are entitled to receive, out of funds legally available therefor, cumulative cash dividends at the annual rate of 9% of the sum of (i) $1,000 and (ii) accrued but unpaid dividends as of the immediately preceding Dividend Payment Date (as defined below) (the "Series A Base Dividend Amount"). If any quarterly dividend is not paid on the Dividend Payment Date therefor, there also accrues with respect to each quarterly dividend period thereafter until all dividends in arrears are paid, additional dividends (the "Series A Additional Dividends") equal to the product of 4% and the sum of (i) $1,000 and (ii) accrued but unpaid dividends as of the immediately preceding Dividend Payment Date.

         Dividends on the Pinnacle Series A Preferred Stock are payable quarterly on each March 31, June 30, September 30 and December 31 (each a "Dividend Payment Date"), commencing March 31, 1996. Dividends payable for any period less than a full quarter are computed on the basis of a 360-day year with equal months of 30 days. Dividends for the first dividend period accrue from the original issue date. Dividends are fully cumulative and (whether or not declared) on a quarterly basis. Dividends declared are payable to holders of record as they appear on the stock books of Pinnacle at the close of business on such record dates, not exceeding 30 days nor fewer than 10 days preceding the Dividend Payment Date therefor.

         Upon default in the making of any required redemption in the Pinnacle Series A Preferred Stock or any optional redemption called by Pinnacle, for so long as such default remains uncured, the per


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

annum dividend rate used for purposes of calculating the Series A Base Dividend Amount increases from 9% to 13% and no Series A Additional Dividends are payable.

         No dividends in any form shall be declared or paid or set apart for payment on any class or series of equity securities ranking on a parity with or junior to the Pinnacle Series A Preferred Stock for any dividend period unless full dividends on the Pinnacle Series A Preferred Stock for the then current dividend period shall have been paid or declared and set aside, provided that on any date on which the Series A Base Dividend Amount is paid the base dividend amount with respect to the Pinnacle Series B Preferred Stock and the Pinnacle Series C Preferred Stock may also be paid even if dividends on the Pinnacle Series A Preferred Stock for prior quarterly dividend periods remain in arrears. Except as noted in the prior sentence, when dividends on the Pinnacle Series A Preferred Stock are in arrears, dividends declared upon shares of Pinnacle Series A Preferred Stock and other equity securities ranking on a parity shall be declared pro rata based upon the respective amounts that would have been paid on the Pinnacle Series A Preferred Stock and such other equity security had dividends been paid in full.

         Except as set forth in the preceding paragraph, Pinnacle shall not declare or pay any dividend or other distribution (other than in Pinnacle Common Stock or other Junior Stock) with respect to any Junior Stock, including Pinnacle Common Stock or any securities ranking on a parity with the Series A Preferred Stock, unless and until Pinnacle has paid all accrued and unpaid dividends for past dividend periods and has declared and paid or set apart for payment the Series A Base Dividend Amount for the then current dividend period.

         Pinnacle shall not redeem or set apart funds for the purchase, redemption or retirement of any Junior Stock through a sinking fund or otherwise, or purchase any shares of Junior Stock (except for limited purchases from Management Stockholders pursuant to the Amended and Restated Stockholders Agreement or as consented to by the holders of the Series A Preferred Stock).

         Pinnacle shall not, and shall not permit any entity controlled by it to, redeem or set apart funds for the purchase, redemption or retirement of any securities ranking on a parity with the Pinnacle Series A Preferred Stock, or any warrants, rights, calls or options exercisable for or convertible into any such parity securities (other than in exchange solely for Junior Stock) unless prior to or at the time of such purchase, redemption or retirement, Pinnacle shall have repurchased, redeemed or retired shares of Pinnacle Series A Preferred Stock on a pro rata basis.

         LIQUIDATION PREFERENCE. Holders of shares of Pinnacle Series A Preferred Stock are entitled to receive the liquidation preference of $1,000 per share ($23 million in the aggregate based on 23,000 shares of Pinnacle Series A Preferred Stock issued and outstanding after the Pinnacle Preferred Stock and Warrants Offering), plus an amount per share equal to any dividends accrued but unpaid, without interest, in the event of any liquidation, dissolution or winding up of Pinnacle, whether voluntary or involuntary, out of or to the extent of the net assets of Pinnacle legally available for distribution, before any distributions are made with respect to any Pinnacle Common Stock or any other Junior Stock. After payment of the full amount of the liquidation distribution to which they are entitled, holders of shares of Pinnacle Series A Preferred Stock will not be entitled to any further participation in any distribution of assets of Pinnacle.

         Upon any such liquidation, dissolution or winding up of Pinnacle, such preferential amounts with respect to the Pinnacle Series A Preferred Stock and any class or series ranking on a parity with the Pinnacle Series A Preferred Stock if not paid in full shall be distributed pro rata in accordance with the aggregate preferential amounts of the Pinnacle Series A Preferred Stock and such other classes or series of stock.

         VOTING RIGHTS. The holders of shares of Pinnacle Series A Preferred Stock are not entitled to any voting rights, except as required by applicable law and as set forth below. So long as the Investors and certain specified transferees maintain the Minimum Investment (as defined below), holders of Pinnacle Series A Preferred Stock, voting separately as a class, have a right to elect two directors to the Board of


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

Directors of Pinnacle. See "Management." At least one seat on each committee of the Board of Directors of Pinnacle will be held by a director elected by the holders of the Pinnacle Series A Preferred Stock so long as the Investors or such specified transferees maintain the Minimum Investment. In the event that the Investors and such transferees fail to maintain the Minimum Investment, the number of directors nominated by the holders of the Pinnacle Series A Preferred Stock shall be reduced to one director. "Minimum Investment" means, as of any measurement date, ownership of either (i) shares of Pinnacle Investor Preferred Stock having an aggregate stated liquidation value of at least $10 million or
(ii) shares of Pinnacle Common Stock and/or Pinnacle Warrants to purchase such number of shares of Pinnacle Common Stock as shall aggregate at least the greater of (A) 10% of the aggregate number of shares of Pinnacle Common Stock that would have been outstanding on the date of issuance of the Pinnacle Series A Preferred Stock on a fully-diluted basis assuming all transactions contemplated by the Recapitalization and the Weseley Acquisition occurred on such date and (B) 7.5% of the aggregate number of shares of Pinnacle Common Stock outstanding on the measurement date on a fully-diluted basis.

         Upon default in the making of any required redemption of the Pinnacle Series A Preferred Stock or any optional redemption called by Pinnacle, the number of directors of Pinnacle shall be increased by the Control Number (as defined below), such additional directors to be elected by the holders of the Pinnacle Series A Preferred Stock, voting separately as a class. In addition, upon the failure of Pinnacle to maintain a level of EBITDA (subject to certain adjustments) of at least $17 million for any fiscal year (unless such failure is the result of any natural disaster or other national or international calamity or emergency materially impairing the operation of the facilities of Pinnacle and its subsidiaries), the number of directors of Pinnacle shall be increased by the Control Number, with such additional directors to be elected by the holders of the Pinnacle Series A Preferred Stock, voting separately as a class. Such additional directors shall remain in office until such time as the Pinnacle Series A Preferred Stock is redeemed as required or Pinnacle's EBITDA for the most recently ended fiscal year shall have exceeded $17 million, as the case may be. "Control Number" means such number of additional directors of Pinnacle which, when added to the number of directors otherwise nominated by the holders of Pinnacle Series A Preferred Stock or holders of Pinnacle Warrants or Pinnacle Common Stock issuable upon exercise of Pinnacle Warrants, as the case may be, shall result in the number of directors nominated by such holders constituting a majority of the members of the Board of Directors of Pinnacle.

         Pinnacle may not amend its Certificate of Incorporation in any way that would materially and adversely alter or change the powers, preferences or special rights of the Pinnacle Series A Preferred Stock or the Pinnacle Series C Preferred Stock without the consent of holders of at least two-thirds of the Pinnacle Series A Preferred Stock and Pinnacle Series C Preferred Stock voting together as a single series. In addition, Pinnacle may not create, authorize or issue any shares of capital stock ranking senior to or on a parity with the Pinnacle Series A Preferred Stock without the consent of holders of a majority of the outstanding Pinnacle Series A Preferred Stock and Pinnacle Series C Preferred Stock, voting together as a single class.

         OPTIONAL REDEMPTION. The Pinnacle Series A Preferred Stock is redeemable at the option of Pinnacle at any time, in whole or in part, at the liquidation value thereof, plus accrued but unpaid dividends (including Series A Additional Dividends), if any, on the Pinnacle Series A Preferred Stock, without interest.

         MANDATORY REDEMPTION. On the date of the completion of any Equity Financing (as defined below), Pinnacle shall redeem pro rata, out of the funds legally available therefor, a number of shares of Pinnacle Series A Preferred Stock, Pinnacle Series B Preferred Stock and Pinnacle Series C Preferred Stock equal to one third of the net proceeds to Pinnacle of such Equity Financing at a redemption price equal to the liquidation value thereof, plus accrued and unpaid dividends thereon. "EQUITY FINANCING" means any issuance (whether pursuant to a public or private offering or otherwise) of securities of Pinnacle ranking on a parity with or junior to the Pinnacle Series A Preferred Stock (such securities, "Equity Securities"), other than (i) the issuance of Equity Securities (in one transaction or a series of related transactions) resulting in aggregate proceeds to Pinnacle of less than $1 million, (ii) the issuance of Equity Securities as consideration in an acquisition transaction approved in accordance with supermajority procedures described below under


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"Supermajority Board Action" and (iii) the sale of shares of Voting Common Stock
(or options or warrants to purchase Voting Common Stock) to any officer, director or employee of Pinnacle, or its subsidiaries, provided that in the case of clause (iii), (A) the aggregate amount of all such sales shall not exceed 2% of the Pinnacle Common Stock outstanding on the date of issuance of the Pinnacle Series A Preferred Stock, calculated on a fully-diluted basis after giving effect to all transactions contemplated by the Recapitalization and (B) the price for such sale shall be no less than the then-prevailing fair market value of the shares sold (any such sale referred to in this clause (iii), a "Permitted Management Sale").

         CONVERSION. Each holder of Pinnacle Series A Preferred Stock is entitled under certain circumstances to convert any or all of such holder's shares into the same number of shares of Pinnacle Series C Preferred Stock.

         TRANSFER RESTRICTIONS. There are no restrictions on the transferability of the Pinnacle Series A Preferred Stock, except as required by applicable securities laws, provided that transferees (other than certain specified transferees) of the Pinnacle Series A Preferred Stock are not entitled to elect members of the Board of Directors of Pinnacle.

         REGISTRATION RIGHTS. The holders of Pinnacle Series A Preferred Stock are entitled to a single "demand" and "piggy-back" registration rights, subject to customary limitations.

         CHANGE OF CONTROL. Holders of the Pinnacle Series A Preferred Stock have the right to require Pinnacle to redeem shares of Pinnacle Series A Preferred Stock for cash at 101% of the per share liquidation value thereof, plus accrued and unpaid dividends thereon, upon a Change of Control (as such term is defined in the certificate of designations with respect to the Series A Preferred Stock).

         PINNACLE SERIES B PREFERRED STOCK

         The Pinnacle Series B Preferred Stock ranks on a parity with the Pinnacle Series A Preferred Stock. The terms of the Pinnacle Series B Preferred Stock are identical in all respects to the Pinnacle Series A Preferred Stock except that the Pinnacle Series B Preferred Stock does not provide for (i) the separate class vote to elect directors, (ii) the ability to nominate additional directors to the Board of Directors upon a default by Pinnacle in the making of any mandatory redemption or any optional redemption called by Pinnacle or upon Pinnacle's failure to maintain consolidated EBITDA of $17 million or (iii) conversion of the Pinnacle Series B Preferred Stock into any other securities.

         PINNACLE SERIES C PREFERRED STOCK

         The Pinnacle Series C Preferred Stock ranks on a parity with the Pinnacle Series A Preferred Stock. The terms of the Pinnacle Series C Preferred Stock are identical in substantially all respects to the Pinnacle Series A Preferred Stock except that the Pinnacle Series C Preferred Stock does not provide for (i) the separate class vote to elect directors or (ii) the ability to nominate additional directors to the Board of Directors upon a default by Pinnacle in the making of any mandatory redemption or any optional redemption called by Pinnacle or upon Pinnacle's failure to maintain consolidated EBITDA of $17 million. Chemical, which holds Pinnacle Series C Preferred Stock (or certain specified transferees of Chemical), is entitled to designate one person who is entitled to attend all meetings of the Board of Directors of Pinnacle but who is not a director and therefor is not entitled to vote on any matter presented at such meetings. Each holder of Pinnacle Series C Preferred Stock is entitled subject to any law, regulation, rule or other requirement of any governmental authority applicable to such holder regarding ownership, control or voting limitations with respect to the Series A Preferred Stock, to convert any or all of such holder's shares into the same number of shares of Pinnacle Series A Preferred Stock.

         The authority possessed by the Board of Directors of Pinnacle to issue preferred stock could potentially be used to discourage attempts by others to obtain control of Pinnacle through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board


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of Directors of Pinnacle may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of the Pinnacle Common Stock. There are no agreements or understandings for the issuance of additional preferred stock of Pinnacle and the Board of Directors of Pinnacle has no present intention to issue any additional preferred stock.

PINNACLE WARRANTS

         The Pinnacle Warrants issued in connection with the issuance and sale of the Pinnacle Series A Preferred Stock and Pinnacle Series C Preferred Stock entitle the holders thereof to purchase in the aggregate up to approximately 256,075 shares of Pinnacle Common Stock (the "Warrant Shares"), or 30% of the outstanding Pinnacle Common Stock on a fully-diluted basis. The Pinnacle Warrants are exercisable at an exercise price of $0.01 per share. The exercise price and number of Warrant Shares are both subject to adjustment in certain events. The Pinnacle Warrants are transferable separately from the Pinnacle Series A Preferred Stock and Pinnacle Series C Preferred Stock.

         In the event that the Investors (and certain specified transferees) cease to own shares of Pinnacle Series A Preferred Stock, so long as the Investors and such transferees maintain the Minimum Investment, the holders of the Pinnacle Warrants or Warrant Shares issuable upon exercise of the Pinnacle Warrants (the "Pinnacle Warrantholders") shall be entitled to nominate two members of the Board of Directors of Pinnacle. At such time as the Investors and such specified transferees no longer hold any shares of Pinnacle Series A Preferred Stock and no longer maintain the Minimum Investment, the number of directors so nominated by the Pinnacle Warrantholders shall be reduced to one director; provided, however, that the Pinnacle Warrantholders shall cease to be entitled to designate any nominees at such time as such holders shall fail to hold any shares of Pinnacle Series A Preferred Stock and shall fail to hold Warrant Shares and/or Pinnacle Warrants which will convert into a number of shares of Pinnacle Common Stock equal to not less than the greater of (i) 5% of the aggregate number of shares of Pinnacle Common Stock that would have been outstanding on the date of issuance of the Pinnacle Warrants, on a fully-diluted basis, assuming all transactions contemplated by the Recapitalization and the Weseley Acquisition occurred on such date and assuming exercise of all Pinnacle Warrants and other securities convertible into or exercisable for Pinnacle Common Stock and (ii) 3.75% of the aggregate number of shares of Pinnacle Common Stock outstanding on the measurement date on a fully-diluted basis. At least one director nominated by the Pinnacle Warrantholders shall serve on each committee of the Board of Directors so long as the Investors or such specified transferees maintain the Minimum Investment. In no event (other than when the holders of Pinnacle Series A Preferred Stock or Pinnacle Warrantholders are entitled to nominate a Control Number of directors) shall the holders of the Pinnacle Series A Preferred Stock and Pinnacle Warrantholders be entitled to more than two members of the Board of Directors of Pinnacle.

         There are no restrictions on the transferability of the Pinnacle Warrants, except as required by applicable securities laws; provided that transferees (other than certain specified transferees) of the Pinnacle Warrants or the Warrant Shares are not entitled to nominate members of the Board of Directors of Pinnacle.

         The holders of the shares of Pinnacle Common Stock issuable upon exercise of the Warrants are entitled to two "demand" and "piggy-back" registration rights, subject to customary limitations.

         Except as provided above, the holders of the Pinnacle Warrants have no right to vote on matters submitted to the stockholders of Pinnacle and have no right to receive dividends. The holders of the Pinnacle Warrants are not entitled to share in the assets of Pinnacle in the event of liquidation or dissolution of Pinnacle or the winding up of Pinnacle's affairs.

SUPERMAJORITY BOARD ACTION

         For so long as the Investors or certain specified transferees maintain a Supermajority Investment (as defined below), the following corporate matters must be approved by at least six of the seven


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members of the Board of Directors of Pinnacle (or in the event that the number of members of the Board of Directors has been increased by the Control Number, by a majority of the Board of Directors): (i) incurrence of Indebtedness (as defined in Pinnacle's Certificate of Incorporation) by Pinnacle or any subsidiary, other than the Notes offered hereby or in the Prior Offering, in excess of $40 million at any one time outstanding; (ii) authorization or issuance of any class or series of capital stock of Pinnacle ranking senior to or pari passu with the Pinnacle Series A Preferred Stock (including any additional shares of Pinnacle Investor Preferred Stock or Pinnacle Series B Preferred Stock) or any class or series of capital stock of any subsidiary of Pinnacle; (iii) issuance of shares of Pinnacle Common Stock, except in a Qualified IPO (as defined below) or pursuant to Permitted Management Sales; (iv) payment of dividends on, or redemption of, any class or series of capital stock of Pinnacle (other than the Pinnacle Investor Preferred Stock and other than the payment of regularly scheduled dividends on the Series B Preferred Stock and certain purchases from Management Stockholders pursuant to the Amended and Restated Stockholders Agreement); (v) amendments to the charter or by-laws of Pinnacle or any subsidiary; (vi) changes in the size or composition of Board of Directors of Pinnacle; (vii) material changes in the nature of the business of Pinnacle or any subsidiary; (viii) transactions with affiliates, except (A) transactions in the ordinary course of business on terms no less favorable to Pinnacle or the applicable subsidiary than it would obtain in a comparable arm's length transaction with a third party that is not an affiliate and (B) agreements in effect on the date of issuance of the Pinnacle Investor Preferred Stock; (ix) acquisitions by Pinnacle or any subsidiary of assets or businesses, unless the present value of all payments to be made and all obligations to be assumed by Pinnacle or such subsidiary in connection with the transaction are less than $10 million in the aggregate; and (x) mergers, consolidations or other business combinations by Pinnacle or any subsidiary, or sales or other dispositions of assets, securities or businesses of Pinnacle or any subsidiary, unless the value of all such assets, securities or businesses so sold in any transaction (or series of related transactions) is less than $10 million in the aggregate. "Supermajority Investment" means, (i) prior to the occurrence of a Qualified IPO, the Minimum Investment, and (ii) after the occurrence of a Qualified IPO, ownership of shares of Pinnacle Investor Preferred Stock having an aggregate stated liquidation value of at least $10 million. "Qualified IPO" means an initial public offering of Pinnacle Common Stock in which (i) the aggregate market value of the Pinnacle Common Stock so offered is at least $20 million, (ii) the market value of the common stockholders' equity of Pinnacle prior to giving effect to such offering is at least $50 million (in each case of clause (i) and (ii) assuming that the market value per share of Pinnacle Common Stock is equal to the public offering price) and (iii) the managing underwriters for such offering are reasonably acceptable to Pinnacle and the Investors.

DIVIDEND POLICY

         Pinnacle has not paid cash dividends on the Pinnacle Common Stock to date. Because Pinnacle intends to retain any earnings to provide funds for the operation and expansion of Pinnacle's business and to repay outstanding indebtedness, Pinnacle does not intend to pay cash dividends on the Pinnacle Common Stock in the foreseeable future. Furthermore, as a holding company with no independent operations, the ability of Pinnacle to pay cash dividends will be dependent on the receipt of dividends or other payments from Alvey. Under the terms of the Indenture, Alvey is not permitted to pay sufficient dividends to Pinnacle to enable Pinnacle to pay any dividends on the Pinnacle Common Stock for the foreseeable future. In addition, the Credit Agreement contains covenants which, among other things, restrict the payment of dividends by Alvey. In addition, Delaware law limits Pinnacle's ability to pay dividends from current or historical earnings or profits or capital surplus. Any determination to pay cash dividends on the Pinnacle Common Stock in the future will be at the discretion of Pinnacle's Board of Directors.

ANTI-TAKEOVER STATUTE

         Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the transaction or the business combination is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after the


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

date such stockholder became an interested stockholder, the business combination is approved by the board and by the affirmative vote of at least 662 3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, certain asset sales and certain other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or in certain cases within three years, did own) 15% or more of the corporation's voting stock, unless the acquisition by such person of such voting stock is the result of action taken solely by the corporation.

SHARES ELIGIBLE FOR FUTURE SALE

         As of March 20, 1996, 485,516 shares of Pinnacle Common Stock are outstanding, all of which are "restricted" shares under the Securities Act.

         In general, Rule 144 under the Securities Act provides that a person, including affiliates of Pinnacle, may sell an amount of shares which were last purchased from the issuer or an affiliate of the issuer a minimum of two years prior to such sales, such that, within any three-month period, such person's sales do not exceed the greater of 1% of the then outstanding shares of Pinnacle Common Stock or the average weekly trading volume in Pinnacle Common Stock during the four calendar weeks preceding such sale. In addition, sales under Rule 144 may be made only through unsolicited "broker's transactions" or transactions directly with a "market maker" and are subject to various other conditions. A person who is not deemed an affiliate is entitled to sell shares which were last purchased from the issuer or an affiliate of the issuer a minimum of at least three years prior to such sales under Rule 144 without regard to the volume and other limitations described above. Substantially all of the outstanding Pinnacle Common Stock was issued more than three years prior to the Prior Offering.

         Prior to the date hereof, there has not been, and is not expected to be, a market for the Pinnacle Common Stock and there can be no assurance that a meaningful trading market will develop. No prediction can be made as to the effect, if any, that market sales of shares of Pinnacle Common Stock or the availability of such shares for sale will have on the market price of the Pinnacle Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Pinnacle Common Stock in the public market may have an adverse impact on such market price.


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                                 DESCRIPTION OF NOTES

EXCEPT AS OTHERWISE INDICATED BELOW, THE FOLLOWING SUMMARY APPLIES TO BOTH THE OLD NOTES AND THE NEW NOTES. AS USED HEREIN, THE TERM "NOTES" SHALL MEAN THE OLD NOTES AND THE NEW NOTES, UNLESS OTHERWISE INDICATED.

         The form and terms of the New Notes are substantially identical to the form and terms of the Old Notes, except that (i) the exchange of the New Notes pursuant to the Exchange Offer will be registered under the Securities Act, (ii) the New Notes will not provide for payment of penalty interest as Liquidated Damages, which terminate upon consummation of the Exchange Offer, and (iii) the New Notes will not bear any legends restricting transfer thereof. The New Notes will be issued solely in exchange for an equal principal amount of Old Notes.
As of the date hereof, $100 million aggregate principal amount of Old Notes is outstanding. See "The Exchange Offer."

GENERAL

         The New Notes will be issued pursuant to the Indenture between the Company and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the Indenture is available as set forth under "Additional Information." The definitions of certain terms used in the following summary are set forth below under the caption "Certain Definitions."

         As of the date of the Indenture, none of the Company's Subsidiaries is an Unrestricted Subsidiary. However, under certain circumstances, the Company will be able to designate McHugh, Freeman & Associates, Inc. ("MFA") and its Subsidiaries as Unrestricted Subsidiaries. If so designated, MFA and its Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

         The Notes will be unsecured senior subordinated general obligations of the Company, limited in aggregate principal amount to $100 million and will mature on January 31, 2003. Interest on the Notes will accrue at the rate of 11 3 8% per annum and will be payable semiannually in arrears on January 31 and July 31, commencing on July 31, 1996, to Holders of record on the immediately preceding January 15 and July 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from January 24, 1996. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; PROVIDED that all payments with respect to Global Notes and Certificated Securities the Holders of whom have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be in the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

         The payment of principal of, premium, if any, interest and Liquidated Damages, if any, on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of


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Senior Indebtedness, which will include borrowings under the Credit Agreement, whether outstanding on the date of the Indenture or thereafter incurred. The Notes will also be effectively subordinated to all Indebtedness of the Company's Subsidiaries. Further, claims of creditors against the Company's Subsidiaries, including trade creditors, will have priority with respect to the property and earnings of such Subsidiaries over claims of creditors of the Company, including the Holders.

         Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Indebtedness are paid in full in cash, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except that Holders of Notes may receive securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness and Holders of Notes may recover payments made from the trust described under the caption "Legal Defeasance and Covenant Defeasance").

         The Company also may not make any payment upon or in respect of the Notes (except in such subordinated securities or from the trust described under the caption "Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace or
(ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness which permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the holders or the representative of the holders of any Designated Senior Indebtedness. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced by a Payment Blockage Notice unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

         The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of any Event of Default.

         As a result of the subordination provisions described above, in the event of an insolvency, bankruptcy, reorganization or liquidation of the Company, or upon the occurrence of a Change of Control or an Asset Sale requiring repurchase by the Company of any Notes, there may not be sufficient assets remaining to satisfy the claims of the Holders after satisfying the claims of creditors of the Company who are holders of Senior Indebtedness and claims of creditors of the Company's Subsidiaries. See "Risk Factors - Subordination of Notes." On a pro forma basis, after giving effect to the Financing Transactions and the Weseley Acquisition, the principal amount of Senior Indebtedness outstanding at December 31, 1995 would have been approximately $2.9 million (including $2.0 million in outstanding letters of credit). The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its subsidiaries can incur. See "Certain Covenants - Incurrence of Indebtedness and Issuance of Preferred Stock."


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OPTIONAL REDEMPTION

         The Notes will not be redeemable at the Company's option prior to January 31, 2000. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on January 31 of the years indicated below:


               Year                         Percentage
               ----                         ----------
               2000                         105.6875%
               2001                         102.8437%
               2002 AND THEREAFTER          100.0000%

         Notwithstanding the foregoing, at any time on or before January 31, 1999, the Company may (but shall not have the obligation to) redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price of 111.375% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon to the redemption date, with the net proceeds of an Equity Financing made by the Company or of a capital contribution made by Pinnacle to the common equity capital of the Company with the net proceeds of an Equity Financing made by Pinnacle; PROVIDED that at least 65% of the aggregate principal amount of Notes originally issued remain outstanding immediately after the occurrence of such redemption; and PROVIDED, FURTHER, that such redemption shall occur within 75 days of the date of the closing of such Equity Financing.

         If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis; PROVIDED that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

         The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

         CHANGE OF CONTROL

         Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon (the "Change of Control Purchase Price") to the date of purchase (the "Change of Control Payment Date"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Change of Control Payment Date shall be a business day not less than 30 days nor more than 60 days after such notice is mailed. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.


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         On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; PROVIDED that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture provides that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

         The Credit Agreement provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

         ASSET SALES

         The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, engage in an Asset Sale in excess of $1.0 million unless (i) the Company (or such Subsidiary) receives consideration at the time of such Asset Sale at least equal to the fair market value, and in the case of a lease of assets, a lease providing for rent and other conditions which are no less favorable to the Company (or such Subsidiary) in any material respect than the then prevailing market conditions (evidenced in each case by a resolution of the Board of Directors of such entity set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests sold or otherwise disposed of, and (ii) at least 75% (100% in the case of lease payments) of the consideration therefor received by the Company or such Subsidiary is in the form of cash or Cash Equivalents.

         The Company may apply Net Proceeds of an Asset Sale, at its option,
(a) to permanently reduce Senior Indebtedness other than Senior Revolving Debt,
(b) to permanently reduce Senior Revolving Debt (and to correspondingly reduce commitments with respect thereto), (c) to acquire another business or other long-term assets, in each case, in, or used or useful in, the same or a similar line of business as the Company or any of its Subsidiaries was engaged in on the date of the Indenture or any reasonable extensions or expansions thereof, or (d) to reimburse the Company or its Subsidiaries for expenditures made, and costs incurred, to repair, rebuild, replace or restore property subject to loss, damage or taking to the extent that the Net Proceeds consist of insurance proceeds received on account of such loss, damage or taking. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Revolving Debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied within 365 days after the consummation of an Asset Sale as provided in



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the first sentence of this paragraph will be deemed to constitute "Excess
Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at a purchase price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

CERTAIN COVENANTS

         OWNERSHIP OF AND LIENS ON CAPITAL STOCK

         The Indenture provides that the Company will not permit any Person (other than the Company or any Wholly Owned Subsidiary of the Company) to own any Capital Stock of any Subsidiary of the Company or any lien or security interest therein, and will not permit any Subsidiary of the Company to issue Capital Stock (except to the Company or to a Wholly Owned Subsidiary) or create, incur, assume or suffer to exist any lien or security interest therein, in each case except (a) directors' qualifying shares, (b) Capital Stock issued prior to the time such Person becomes a Subsidiary of the Company, (c) if such Subsidiary merges with or into another Subsidiary, (d) if another Subsidiary merges with or into such Subsidiary, (e) if such Subsidiary ceases to be a Subsidiary (as a result of the sale of 100% of the shares of such Subsidiary, the Net Proceeds from which are applied in accordance with "Repurchase at the Option of Holders-Asset Sales"), (f) liens or security interests on Capital Stock of any Subsidiary to secure Indebtedness under the Credit Agreement or other Senior Indebtedness incurred in compliance with the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," or (g) liens on Capital Stock of Busse Bros., Inc. to secure payments made in connection with covenants not to compete made by the former owners of Busse.

         UNRESTRICTED SUBSIDIARIES

         The Board of Directors of the Company may designate all of (but not some of) MFA and its Subsidiaries as Unrestricted Subsidiaries. MFA and its Subsidiaries may only be so designated if (i) immediately after giving effect to such designation no Default or Event of Default exists, (ii) the Company would, at the time of such designation and after giving pro forma effect thereto as if such designation had occurred at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," (iii) after the date of the Indenture and prior to such designation, no assets of the Company or of any Subsidiary of the Company (including, without limitation, Capital Stock of any such Subsidiary) shall have been transferred, directly or indirectly, to MFA or any of its Subsidiaries, other than assets transferred in the ordinary course of business and on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person, and (iv) such designation is made in connection with the issuance or sale of 10% or more of the Capital Stock of MFA and the Net Proceeds therefrom are applied in accordance with the covenant set forth under the caption "Repurchase at the Option of Holders-Asset Sales" as if MFA and its Subsidiaries were then Subsidiaries of the Company. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

         MFA and its Subsidiaries shall continue to be Unrestricted
Subsidiaries only if each of them (a) has no Indebtedness other than Non-Recourse Debt; (b) is a Person with respect to which neither the Company nor any of its Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity


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Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (c) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries. If, at any time, any of MFA and its Subsidiaries fails to meet the foregoing requirements, MFA and its Subsidiaries shall thereafter cease to be Unrestricted Subsidiaries for purposes of the Indenture and any Indebtedness of MFA and its Subsidiaries shall be deemed to be incurred by a Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant).

         The Board of Directors of the Company may at any time designate MFA and its Subsidiaries, if previously designated as Unrestricted Subsidiaries, to be Subsidiaries; PROVIDED that such designation shall be deemed to be an incurrence of Indebtedness by a Subsidiary of the Company of any outstanding Indebtedness of MFA and its Subsidiaries and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," and (ii) no Default or Event of Default would be in existence following such designation.

         RESTRICTED PAYMENTS

         The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests (including, without limitation, any payment to stockholders of the Company in connection with a merger or consolidation involving the Company), other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly Owned Subsidiary of the Company; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company or Subsidiary or Unrestricted Subsidiary or other Affiliate of the Company (other than any such Equity Interests owned by the Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is PARI PASSU with or subordinated to the Notes (other than Notes), except at final maturity, other than through the purchase, redemption or acquisition by the Company of Indebtedness through the issuance in exchange therefor of Equity Interests (other than Disqualified Stock) or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

         (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

         (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock"; and

         (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii),
(iv) and (v) of the next succeeding paragraph), is less than the sum of (i) $3.7 million, plus (ii) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (iii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale after the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible


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debt securities) sold to a Subsidiary or an Unrestricted Subsidiary of the
Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock).

         The foregoing clauses (b) and (c), however, will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the making of any Restricted Investment in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary or any Unrestricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); PROVIDED, that any net cash proceeds that are utilized for any such Restricted Investment, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; (iii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company (or distribution of cash by the Company to Pinnacle to permit Pinnacle to redeem, repurchase, retire or otherwise acquire any Equity Interests of Pinnacle) in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary or any Unrestricted Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); PROVIDED that any net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; (iv) the defeasance, redemption or repurchase of PARI PASSU or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary or any Unrestricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); PROVIDED, that any net cash proceeds that are utilized for any such defeasance, redemption or repurchase, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; and (v) any payment by the Company or any of its Subsidiaries pursuant to any agreement described in clause
(f), (g), (h), (i), (j), (k), (l) or (m) of the definition of "Exempt Affiliate Transactions," in each case as in effect on the date of the Indenture.

         The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described under the caption "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

         INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

         The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company and its Subsidiaries may incur Indebtedness (including Acquired Indebtedness) and the Company may issue shares of Disqualified Stock if: (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; and
(ii) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; PROVIDED, that no Guarantee may be incurred pursuant to this paragraph, unless the guaranteed Indebtedness is incurred by the Company or a Subsidiary pursuant to this paragraph.


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         The foregoing provisions will not apply to:

         (i) the incurrence by the Company of Indebtedness under the Credit Agreement (and the incurrence by Subsidiaries of Guarantees thereof) in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed $30 million, less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the outstanding amount or the commitments with respect to such Indebtedness pursuant to the covenant described above under the caption "-Asset Sales";

         (ii) the incurrence by the Company and its Subsidiaries of the Existing Indebtedness;

         (iii) the incurrence by the Company of Indebtedness represented by the Notes;

         (iv) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or Purchase Money Obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Subsidiary or any Permitted Refinancing Indebtedness thereof (provided that the requirements of clause (ii) of the definition of Permitted Refinancing Indebtedness need not be met for the purposes of this clause (iv)), in an aggregate principal amount not to exceed $10 million at any time outstanding (of which an aggregate principal amount of not more than $5 million at any time outstanding shall have been incurred by Subsidiaries of the Company);

         (v) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, any Indebtedness described in the first paragraph and clause (ii) of this covenant;

         (vi) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries or between or among any Wholly Owned Subsidiaries; PROVIDED that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in case of an event of default in all respects to the Company's obligations pursuant to the Notes; and PROVIDED, HOWEVER, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than a Wholly Owned Subsidiary and
(ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

         (vii) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the Indenture to be incurred; and

         (viii) the incurrence by the Company and its Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $10.0 million.

         Notwithstanding the foregoing, (a) the aggregate principal amount outstanding of Indebtedness incurred by Subsidiaries of the Company, other than Indebtedness consisting of Guarantees of the Company's Indebtedness incurred under clause (i) of this covenant or Guarantees of Permitted Refinancing Indebtedness of the Company specified in clause (b) of this sentence and other than Indebtedness incurred under clauses (ii), (iv), (v) and (vi) of this covenant, shall not exceed $5.0 million, and (b) no Subsidiary shall incur Indebtedness consisting of a Guarantee of the Company's Indebtedness, except a Guarantee of Permitted Refinancing Indebtedness of the Company where the Company's Indebtedness being refinanced was Guaranteed at least in the same amount and to the same extent by such Subsidiary and except a Guarantee permitted pursuant to clause (a) of this sentence.


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         LIENS

         The Indenture provides that the Company will not, directly or indirectly, create, incur, assume or suffer to exist any Lien on any of its assets, now owned or hereafter acquired, securing any Indebtedness other than Senior Indebtedness or Indebtedness specified in clauses (w) or (y) of the second sentence of the definition of "Senior Indebtedness," unless the Notes are secured equally and ratably with such other Indebtedness; PROVIDED that, if such Indebtedness is by its terms expressly subordinate to the Notes, the Lien securing such subordinate or junior Indebtedness shall be subordinate and junior to the Lien securing the Notes with the same relative priority as such subordinated or junior Indebtedness shall have with respect to the Notes.

         DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

         The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (A) Existing Indebtedness as in effect on the date of the Indenture consisting of capital leases whose encumbrances or restrictions are limited to the property subject to such leases, (B) the Indenture and the Notes,
(C) applicable law, (D) any instrument governing Acquired Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, PROVIDED that the Consolidated EBITDA of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (E) any document or instrument governing Indebtedness incurred pursuant to clause (iv) of the second paragraph under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," PROVIDED that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, or
(F) Permitted Refinancing Indebtedness, PROVIDED that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

         LIMITATION ON LAYERING DEBT

         The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in any respect in right of payment to the Notes.

         MERGER, CONSOLIDATION OR SALE OF ASSETS

         The Indenture provides that the Company will not, and will not permit any Subsidiary to, in a single transaction or series of related transactions consolidate or merge with or into (other than the consolidation or merger of a Wholly Owned Subsidiary of the Company with another Wholly Owned Subsidiary of the Company or into the Company) (whether or not the Company or such Subsidiary is the surviving corporation), or directly and/or indirectly through its Subsidiaries sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Subsidiaries taken as a whole) in one or more related transactions to, another corporation, Person or entity unless (i) either
(a) the Company, in the case of a transaction involving the Company, or such Subsidiary, in the case of a transaction involving a Subsidiary, is the surviving corporation or (b) in the case of a transaction involving the Company, the entity or the Person formed by or surviving any


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such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (ii) immediately after such transaction no Default or Event of Default exists; and (iii) the Company or, if other than the Company, the entity or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock."

         Notwithstanding the foregoing, the Company may merge with or into Pinnacle even if the requirements of clauses (iii)(A) and (iii)(B) of the preceding paragraph are not met if (i) all the other requirements of the preceding paragraph are met, (ii) the entity surviving any such merger will have Consolidated Net Tangible Assets immediately after such merger equal to or greater than the Consolidated Net Tangible Assets of the Company immediately preceding such merger, (iii) at the time of such merger, Pinnacle has no Indebtedness other than Guarantees of Indebtedness of the Company or of Subsidiaries of the Company, and (iv) such merger is effected in connection with an Equity Offering of the surviving entity where the market value of the common stock so offered is at least $20 million and the implied value of the entire common stock of such entity is at least $50 million. For the purposes of this paragraph, Consolidated Net Tangible Assets means the excess of (i) consolidated assets (other than intangible assets) over (ii) consolidated liabilities, in each case of the Company and its consolidated Subsidiaries or the surviving entity and its consolidated Subsidiaries, as the case may be, all determined in accordance with GAAP.

         TRANSACTIONS WITH AFFILIATES

         The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, after the date of the Indenture, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or make any payment to, or purchase any property or assets from, or enter into or make any agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), other than Exempt Affiliate Transactions, unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction entered into after the date of the Indenture involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing.

         REPORTS

         The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes within 15 days after it is or would have been required to file such with the Commission (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In



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addition, whether or not required by the rules and regulations of the
Commission, at any time after the Company files a registration statement with respect to the Exchange Offer or a Shelf Registration Statement, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information specified in Rule 144A(d)(4) under the Securities Act.

         EVENTS OF DEFAULT AND REMEDIES

         The Indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions

         "Repurchase at Option of Holders-Change of Control," "Repurchase at Option of Holders-Asset Sales," "Ownership of and Liens on Capital Stock," "Restricted Payments" or "Incurrence of Indebtedness and Issuance of Preferred Stock"; (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of such Indebtedness at final maturity thereof (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Subsidiaries to pay final judgments (not fully covered by insurance) aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries or any Unrestricted Subsidiary.

         If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Subsidiary or any Unrestricted Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that if a Default occurs and is continuing, generally the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such Default. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or premium, if any, or interest) if it determines that withholding notice is in their interest.

         The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages on, or the principal of, the Notes or in respect of a provision that cannot be amended or waived without the consent of the Holder affected. See "Amendment, Supplement and Waiver."


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         The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

         No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the Company's obligations under the Registration Rights Agreement, (iv) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (v) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance,
(i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, noncallable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of,


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or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

         A Holder may transfer or exchange Notes in accordance with the Indenture. The Company, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents as well as certifications, legal opinions and other information and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

         The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

         Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

         Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions.

         Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.


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CONCERNING THE TRUSTEE

         The Bank of New York is the Trustee under the Indenture. The Trustee's current address is 101 Barclay Street, Floor 21 West, New York, New York 10286.

         The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

         Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Alvey Systems, Inc., 101 South Hanley, St. Louis, Missouri 63105, Attention: Chief Financial Officer.

BOOK-ENTRY, DELIVERY AND FORM

         The New Notes will initially be issued in the form of one Global Note (the "Global Note"). The Global Note will be deposited on the date of the consummation of the Exchange Offer (the "Closing Date") with the Trustee as custodian for The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

         The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

         The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants exchanging Old Notes for New Notes with portions of the principal amount of the Global Note and (ii) ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Holders are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

         So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or


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liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

         Payments in respect of the principal of, premium, if any, and interest, if any, on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

         CERTIFICATED NOTES

         Any beneficial owner of Notes evidenced by the Global Note may obtain Notes in the form of registered definitive Notes ("Certificated New Notes"). If the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

         Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

         SAME-DAY SETTLEMENT AND PAYMENT

         The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes represented by the Global Note are expected to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

CERTAIN DEFINITIONS

         Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "ACQUIRED INDEBTEDNESS"  means, with respect to any specified Person,
(i) any Indebtedness or Disqualified Stock of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of


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such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

         "AFFILIATE" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or executive officer of (a) such specified Person or (b) any Person described in the preceding clause (i) (but not including directors or officers of the Approved Pinnacle Preferred Stockholders). For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that beneficial ownership of 10% or more of any class, or any series of any class, of equity securities of a Person, whether or not voting, shall be deemed to be control.

         "APPROVED PINNACLE PREFERRED STOCKHOLDERS" means Vestar, Chemical, Hancock and any Person who controls or is controlled by or is under common control with any of them including, in the case of Chemical, any Person who is a surviving entity resulting from the merger of Chemical Banking Corporation and The Chase Manhattan Corporation or any of their respective Subsidiaries.

         "APPROVED PINNACLE STOCKHOLDERS" means Employee Stockholders and Approved Pinnacle Preferred Stockholders.

         "ASSET SALE" means with respect to any Person, the sale, lease, conveyance or other disposition, that does not constitute a Restricted Payment or an Investment, by such Person of any of its assets (including, without limitation, by way of a sale and leaseback and including the issuance, sale or other transfer of any Equity Interests in any Subsidiary or the sale or other transfer of any Equity Interests in any Unrestricted Subsidiary of such Person) other than to the Company (including the receipt of proceeds of insurance paid on account of the loss of or damage to any asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceeding, and including the receipt of proceeds of business interruption insurance), in each case, in one or a series of related transactions; PROVIDED, that notwithstanding the foregoing, the term "Asset Sale" shall not include: (a) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company, as permitted pursuant to the covenant entitled "Merger, Consolidation or Sale of Assets," (b) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business consistent with past practice, (c) a transfer of assets by the Company to a Wholly Owned Subsidiary of the Company or by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (d) an issuance of Equity Interests by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, PROVIDED that the consideration paid by the Company or such Wholly Owned Subsidiary of the Company for such Equity Interests shall be deemed to be an Investment, or (e) sale or other disposition of cash or Cash Equivalents.

         "BENEFICIARY", when used with respect to any individual, means the spouse, lineal descendants, parents and siblings of any such individual, the estates and the legal representatives of any such individual and any of the foregoing and the trustee of any bona fide trust of which any such individual and any of the foregoing are the sole beneficiaries or grantors.

         "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

         "CAPITAL STOCK" means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of partnership, partnership interests (whether general or limited)


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and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

         "CASH EQUIVALENT" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities not more than twelve months from the date of acquisition, (b) U.S. dollar denominated (or foreign currency fully hedged) time deposits, certificates of deposit, Eurodollar time deposits or Eurodollar certificates of deposit of (i) any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million or (ii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank being an "Approved Lender"), in each case with maturities of not more than twelve months from the date of acquisition, and (c) commercial paper issued by any Approved Lender (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody's and maturing within twelve months of the date of acquisition.

         "CHANGE OF CONTROL"  means such time as either:

         (i) prior to the initial public offering by the Company or Pinnacle of its common stock, (a) Pinnacle ceases to be, directly or indirectly, the beneficial owner of 100% of the voting power of the Voting Stock of the Company (unless the Company has merged with or into Pinnacle in compliance with the covenant set forth under the caption "Merger, Consolidation or Sale of Assets") or (b) the Approved Pinnacle Stockholders cease to be, directly or indirectly, the beneficial owners, in the aggregate, of more than 50% of the voting power of the Voting Stock of the Company and of Pinnacle, in each case on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Company or Pinnacle, as the case may be, convertible into or exercisable for Voting Stock of the Company or Pinnacle, as the case may be (whether or not such securities are then currently convertible or exercisable); or

         (ii) after the initial public offering by the Company or Pinnacle of its common stock, (a) any Schedule 13D, Form 13F or Schedule 13G under the Exchange Act, or any amendment to such Schedule or Form, is received by the Company or Pinnacle which indicates that, or the Company or Pinnacle otherwise becomes aware that, a person or group (within the meaning of Section 13(d) or 14(d) of the Exchange Act) (other than one or more Approved Pinnacle Stockholders) has become, directly or indirectly, the beneficial owner, by way of merger, consolidation or otherwise, of 35% or more of the voting power of the Voting Stock of the Company or Pinnacle on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Company or Pinnacle, as the case may be, convertible into or exercisable for Voting Stock of the Company or Pinnacle, as the case may be (whether or not such securities are then currently convertible or exercisable) and (b) such person or group has become, directly or indirectly, the beneficial owner of a greater percentage of the voting power of the Voting Stock of the Company or of Pinnacle, as the case may be, calculated on such fully-diluted basis, than the percentage beneficially owned by the Approved Pinnacle Stockholders; or

         (iii) the sale, lease or transfer of all or substantially all of the assets of the Company to any Person or group; or

         (iv) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted either the Board of Directors of the Company or the Board of Directors of Pinnacle, as the case may be, together with any new members of such Board of Directors (a) whose election by such Board of Directors or whose nomination for election by the stockholders of the Company or the stockholders of Pinnacle, as the case may be, was approved by a vote of a majority of the members of such Board of Directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved or (b) elected by the Approved Pinnacle


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Preferred Stockholders, cease for any reason to constitute a majority of the directors of the Company or of Pinnacle, as the case may be, then in office.

         "CONSOLIDATED EBITDA" means, with respect to any Person for any period, the sum of, without duplication, (i) the Consolidated Net Income of such Person and its Subsidiaries for such period, plus (ii) the Fixed Charges for such period, plus (iii) amortization of deferred financing charges for such period, plus (iv) provision for taxes based on income or profits for such period (to the extent such income or profits were included in computing Consolidated Net Income for such period), plus (v) consolidated depreciation, amortization and other noncash charges of such Person and its Subsidiaries required to be reflected as expenses on the books and records of such Person, minus (vi) cash payments with respect to any nonrecurring, noncash charges previously added back pursuant to clause (v), and excluding (vii) the impact of foreign currency translations. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other noncash charges of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Subsidiary without prior approval (unless such approval has been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

         "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; PROVIDED that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (unless such approval has been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income of, or any dividends or other distributions from, any Unrestricted Subsidiary, to the extent otherwise included, shall be excluded, whether or not distributed to the Company or one of its Subsidiaries.

         "CONSOLIDATED NET WORTH" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Persons' balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person (other than purchase accounting adjustments made, in connection with any acquisition of any entity that becomes a consolidated Subsidiary of such Person after the date of the Indenture to the book value of the assets of such entity), (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

         "CREDIT AGREEMENT" means that certain Credit Agreement, dated as of the date of the Indenture, by and among the Company and NationsBank, N.A., as administrative agent, and the lenders parties thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced, restated or refinanced from time to time.


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         "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

         "DESIGNATED SENIOR INDEBTEDNESS" means (i) so long as the Senior Bank Debt is outstanding, the Senior Bank Debt and (ii) thereafter, any other Senior Indebtedness permitted under the Indenture the principal amount of which is $15.0 million or more and that has been designated by the Company as "Designated Senior Indebtedness"; PROVIDED THAT for purposes of clause (i) of the first sentence of the third paragraph under the caption "Subordination," "Designated Senior Indebtedness" shall also mean any other Senior Indebtedness permitted under the Indenture the principal amount of which is $15.0 million or more.

         "DISQUALIFIED STOCK" means (a) with respect to any Person, Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (unless any redemption or repurchase of such Capital Stock upon the occurrence of such event is required by any such terms, but only to the extent that a payment in respect thereof would be permitted under the covenant set forth under the caption "Restricted Payments"), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date which is one year after the date on which the Notes mature and (b) with respect to any Subsidiary of such Person (including with respect to any Subsidiary of the Company), any Capital Stock other than any common stock with no preference, privileges, or redemption or repayment provisions.

         "EMPLOYEE STOCKHOLDERS" means all individuals who are either directors of the Company on the date of the Indenture or employees of the Company or any Subsidiary of the Company prior to, on or after the date of the Indenture and their respective Beneficiaries; PROVIDED, HOWEVER, that for the purposes of determining the percentage of the voting power of the Voting Stock of the Company or Pinnacle owned by Approved Pinnacle Stockholders (i) the maximum percentage that shall be included in the case of any individual who is a director on the date of the Indenture or an employee prior to or on the date of the Indenture (or the Beneficiaries of such individual) shall be 15%, (ii) the maximum percentage that shall be included in the case of any individual who is not a director on the date of the Indenture or an employee on or prior to the date of the Indenture (or the Beneficiaries of such individual) shall be 5% and
(iii) the maximum percentage that shall be included in the aggregate for all individuals who are not directors on the date of the Indenture or employees on or prior to the date of the Indenture (or the Beneficiaries of such individuals) shall be 15%.

         "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock), whether outstanding prior to, on or after the date of the Indenture.

         "EQUITY OFFERING" means an underwritten public offering of the common stock of the Company or of the common stock of Pinnacle pursuant to a registration statement filed with the Commission in accordance with the Securities Act.

         "EXEMPT AFFILIATE TRANSACTIONS" means (a) transactions between or among the Company and/or its Wholly Owned Subsidiaries, (b) advances to officers of the Company or any Subsidiary of the Company in the ordinary course of business to provide for the payment of reasonable expenses incurred by such persons in the performance of their responsibilities to the Company or such Subsidiary or in connection with any relocation, (c) fees and compensation paid to and indemnity provided on behalf of directors, officers or employees of the Company or any Subsidiary of the Company in the ordinary course of business, (d) any employment agreement that is in effect on the date of the Indenture in the ordinary course of business and any such agreement entered into by the Company or a Subsidiary after the date of the Indenture in the ordinary course of business of the Company or such Subsidiary, (e) any Restricted Payment that is not prohibited by the covenant set forth under the caption "Restricted Payments" above, (f) payments by the Company to Pinnacle in respect of corporate expenses of Pinnacle and operating expenses of Pinnacle attributable to its ownership of Capital Stock of the Company and to pay taxes allocable to the net income of the Company and its Subsidiaries, (g) so long as MFA and its Subsidiaries are Subsidiaries of the Company, the Stock Purchase


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Agreement dated as of December 20, 1995 by and among Pinnacle, the Company,
MFA, Weseley Software Development Corp. and the stockholders signatory thereto, as in effect on the date of the Indenture, (h) payments or transactions pursuant to the Termination Agreement dated as of December 31, 1995 by and among Pinnacle, the Company and Lafarick, Inc. (formerly known as Raebarn Corporation), as in effect on the date of the Indenture, (i) payments or transactions pursuant to the Consulting Agreement dated as of December 31, 1995 by and among Pinnacle, the Company and Mammoth Capital Inc., as in effect on the date of the Indenture, (j) payments or transactions pursuant to the Consulting Agreement dated as of the date of the consummation of the Prior Offering among Pinnacle, the Company and Vestar Capital Partners, as in effect on the date of the Indenture, (k) payments or transactions pursuant to
Section 6.2 of the Recapitalization Agreement dated as of September 28, 1995 by and among Pinnacle, the Company and the selling stockholders named therein, as in effect on the date of the Indenture, (l) payments made pursuant to the Non-Competition, Working Capital Guarantee and Security Agreement dated April 15, 1992 by and among the Company, Busse Bros., Inc. and certain of the former owners of Busse Bros., Inc., as in effect on the date of the Indenture and (m) payments made pursuant to that certain Lease, dated December 24, 1986, by and between White Storage & Retrieval Systems, Inc. and Boright Realty (a general partnership affiliated with Donald J. Weiss), as in effect on the date of the Indenture.

         "EXISTING INDEBTEDNESS" means the Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

         "FIXED CHARGE COVERAGE RATIO" means with respect to any Person for any period, the ratio of the Consolidated EBITDA of such Person and its Subsidiaries for such period to the Fixed Charges of such Person and its Subsidiaries for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the four-quarter reference period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, and (ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

         "FIXED CHARGES" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period (net of any interest income) including, without limitation, amortization of original issue discount, noncash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of deferred financing charges for such period and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and
(iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and noncash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person payable to a party other


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

than the Company or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, on a consolidated basis and in accordance with GAAP.

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

         "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

         "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

         "INDEBTEDNESS" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

         "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding advances to officers and employees of the type specified in clause (b) of the definition of Exempt Affiliate Transactions), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; PROVIDED that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment.

         "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

         "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).


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

         "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

         "NON-RECOURSE DEBT" means Indebtedness (i) as to which neither the Company nor any of its Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

         "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "PERMITTED INVESTMENTS" means (a) any Investments in the Company; (b) any Investments in Cash Equivalents; (c) Investments made as a result of the receipt of noncash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Repurchase at the Option of Holders - Asset Sales"; (d) Investments outstanding as of the date of the Indenture; and (e) Investments in Wholly Owned Subsidiaries and any entity that, as a result of such Investment, is a Wholly Owned Subsidiary that is engaged in the same or a similar line of business as the Company or any of its Subsidiaries was engaged in on the date of the Indenture or any reasonable extensions or expansions thereof, including, without limitation, Weseley Software Development Corp., a Connecticut corporation.

         "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; PROVIDED that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

         "PURCHASE MONEY OBLIGATIONS" of any Person means any obligations of such Person to any seller or any other Person incurred or assumed to finance the construction and/or acquisition of real or personal property to be used in the business of such Person or any of its Subsidiaries in an amount that is not more than 100% of the cost of such property, and incurred within 180 days after the date of such construction or acquisition (excluding accounts payable to trade creditors incurred in the ordinary course of business).

         "RESTRICTED INVESTMENT" means an Investment other than a Permitted Investment.

         "SENIOR BANK DEBT" means the Indebtedness outstanding under the Credit Agreement.


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         "SENIOR INDEBTEDNESS" means (i) the Senior Bank Debt and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to any Indebtedness for money borrowed. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries, Unrestricted Subsidiaries or other Affiliates (other than Approved Pinnacle Preferred Stockholders), (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture.

         "SENIOR REVOLVING DEBT" means revolving credit borrowings and letters of credit under the Credit Agreement and/or any successor facility or facilities.

         "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof). Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of the Company for any purposes of the Indenture.

         "UNRESTRICTED SUBSIDIARY" means each of MFA and its Subsidiaries, if designated by the Board of Directors of the Company as Unrestricted Subsidiaries pursuant to a Board Resolution.

         "VOTING STOCK" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

         "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payments at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

         "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person. Unrestricted Subsidiaries shall not be included in the definition of Wholly Owned Subsidiary for any purposes of the Indenture.


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                           DESCRIPTION OF CREDIT AGREEMENT

GENERAL


         Concurrently with the consummation of the Recapitalization Transactions, Alvey entered into a Credit Agreement with NationsBank, N.A., as administrative agent (the "Agent"), and other lending institutions party thereto (the "Banks"), which agreement provides Alvey with a $30 million revolving credit facility (the "Revolving Credit Facility"), guaranteed by Pinnacle and by each direct and indirect subsidiary of Alvey (in this context, the "Guarantors") (provided that the guarantees by MFA and its Subsidiaries will be released if they are designated as "Unrestricted Subsidiaries" in accordance with the Credit Agreement). The Revolving Credit Facility includes a subfacility for letters of credit of up to $15 million. The Banks' commitments under the Credit Agreement terminate if the initial borrowings thereunder do not occur on or prior to April 30, 1996. This information relating to the Credit Agreement is qualified in its entirety by reference to the complete text of the documents entered into in connection therewith. The following is a description of the general terms of the Credit Agreement.


SECURITY

         Indebtedness of Alvey under the Credit Agreement is secured by (i) a first priority security interest in substantially all of the personal property (including, without limitation, accounts receivable, inventory, machinery, equipment, contracts and contract rights, trademarks, copyrights, patents, license agreements and general intangibles) of Alvey and its subsidiaries (direct or indirect), whether now owned or hereafter acquired, (ii) a first priority perfected pledge of all capital stock of Alvey and (iii) a first priority perfected pledge of 100% of the capital stock of its domestic subsidiaries (other than the portion of the shares of capital stock of Busse Bros., Inc. which are pledged to secure certain noncompete payments). The Banks have a right under the Credit Agreement to request Alvey and its Subsidiaries to grant mortgage liens on their real property.

INTEREST

         Indebtedness under the Credit Agreement bears interest at a floating rate. Indebtedness under the Revolving Credit Facility bears interest at a rate based (at Alvey's option) upon (i) the Base Rate (as defined in the Credit Agreement) plus 1.50% or (ii) the Eurodollar Rate (as defined in the Credit Agreement) for one, two, three, six or, if available, nine or twelve months, plus 2.50%; PROVIDED, HOWEVER, the interest rate margins are subject to 0.25% reductions in the event Alvey meets certain performance targets.

MATURITY

         Loans made pursuant to the Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time until the fifth anniversary of the Closing Date, subject to the satisfaction of certain conditions on the date of any such borrowing.

FEES

         Alvey is required to pay to the Banks in the aggregate a commitment fee equal to 1/2% per annum, payable in arrears on a quarterly basis, on the committed undrawn amount of the Revolving Credit Facility during the preceding quarter, subject to reduction if Alvey meets certain performance tests. Alvey also is required to pay to the Banks participating in the Revolving Credit Facility certain letter of credit fees, plus a fee to be paid to the issuing bank for its own account. The Agent and the Banks shall receive such other fees as have been separately agreed upon with the Agent.


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CONDITIONS TO CLOSING AND EXTENSIONS OF CREDIT

         The Credit Agreement provides that the obligation of the Banks to make loans or extend letters of credit will be subject to the satisfaction of certain customary conditions including, but not limited to, the absence of a default or event of default under the Credit Agreement, all representations and warranties under the Credit Agreement being true and correct in all material respects and the absence of a material adverse change.

COVENANTS

         The Credit Agreement requires Alvey to meet certain financial tests, including minimum consolidated EBITDA (as defined therein), minimum consolidated interest coverage ratio, maximum leverage ratio and maximum amounts of capital expenditures. The Credit Agreement also contains covenants which, among other things, limit the incurrence of additional indebtedness, the nature of the business of Alvey and its subsidiaries, investments, ownership of subsidiaries, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of subordinated indebtedness (including the Notes), liens and encumbrances and other matters customarily restricted in such agreements. The Credit Agreement contains additional covenants which require Alvey to maintain its properties and those of its subsidiaries (including corporate franchises), together with insurance thereon, to provide certain information to the Agent, including financial statements, notices and reports and permit inspections of the books and records of Alvey and its subsidiaries, to comply with applicable laws, including environmental laws and ERISA, to pay taxes and contractual obligations and to use the proceeds of the loans solely for certain specified purposes.

EVENTS OF DEFAULT

         The Credit Agreement contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults (subject in some cases to cure periods), cross-defaults to certain other indebtedness in excess of $1,000,000, certain events of bankruptcy and insolvency, ERISA, judgment defaults, failure of any guaranty or security agreement supporting the Credit Agreement to be in full force and effect and change of control of Alvey.

INDEMNIFICATION

         Under the Credit Agreement, Alvey has agreed to indemnify the Banks and related persons from and against any and all losses, liabilities, claims, damages or expenses (including, without limitations, fees and disbursements of counsel) that may be incurred by or asserted against any such indemnified party in connection with any investigation, litigation or other proceeding relating to the Credit Agreement or related documents, provided that Alvey is not liable for any such losses, liabilities, claims, damages or expenses resulting from such indemnified party's own gross negligence or willful misconduct. Finally, the Credit Agreement contains customary provisions protecting the Banks in the event of unavailability of funding, illegality, capital adequacy requirements, increased costs, withholding taxes and funding losses.


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                                 PLAN OF DISTRIBUTION

         Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business one year after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until ___________, 1996, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

         The Company will not receive any proceeds from any sales of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         For a period of one year after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                    LEGAL MATTERS

         The legality of the New Notes will be passed upon for Alvey by Gibson, Dunn & Crutcher, Los Angeles, California.



                                       EXPERTS

         The consolidated financial statements of Alvey included in the Prospectus as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 and the financial statements of Weseley Software Development Corp. as of December 31, 1995 and 1994 and for the years then ended, included in the Prospectus, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said Firm as experts in auditing and accounting.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

Report of Independent Accountants on Alvey Systems, Inc. December 31, 1995
  Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . .  F-2
Consolidated Balance Sheet of Alvey Systems, Inc. as of December 31, 1995
  and 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3
Consolidated Statement of Operations of Alvey Systems, Inc. for the fiscal years ended December 31, 1995, 1994 and 1993 . . . . . . . . . . . . . .  F-4
Consolidated Statement of Cash Flows of Alvey Systems, Inc. for the fiscal years ended December 31, 1995, 1994 and 1993 . . . . . . . . . . . . . .  F-5
Consolidated Statement of Net Investment of Parent of Alvey Systems, Inc.
  for the fiscal years ended December 31, 1995, 1994 and 1993. . . . . . .  F-7
Notes to Consolidated Financial Statements of Alvey Systems, Inc.. . . . .  F-8
Report of Independent Accountants on Weseley Software Development Corp.
  December 31, 1995 Financial Statements.. . . . . . . . . . . . . . . . .  F-24
Balance Sheet of Weseley Software Development Corp. as of December 31,
  1995 and 1994. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-25
Statement of Operations of Weseley Software Development Corp. for the
  fiscal years ended December 31, 1995 and 1994. . . . . . . . . . . . . .  F-26
Statement of Stockholders' Deficit of Weseley Software Development Corp.
  for the fiscal years ended December 31, 1995 and 1994. . . . . . . . . .  F-27
Statement of Cash Flows of Weseley Software Development Corp. for the
  fiscal years ended December 31, 1995 and 1994. . . . . . . . . . . . . .  F-28
Notes to Financial Statements of Weseley Software Development Corp.  . . .  F-29

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholder and
Board of Directors of
Alvey Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of net investment of parent present fairly, in all material respects, the financial position of Alvey Systems, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
St. Louis, Missouri
February 23, 1996

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                                      DECEMBER 31,
                                                                                                 -----------------------
                                                                                                   1995           1994
                                                                                                 --------       --------
ASSETS:
Current assets:
    Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  3,405       $  2,580
    Receivables:
      Trade (less allowance for doubtful accounts of $824 and $595, respectively). . . . .         42,567         37,881
      Unbilled and other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,211          4,550
    Accumulated costs and earnings in excess of billings ($54,279 and $31,125,
      respectively) on uncompleted contracts . . . . . . . . . . . . . . . . . . . . . . .          8,317          6,585
    Inventories:
      Raw materials. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         13,966          8,506
      Work in process. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,720          5,544
    Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,699          7,443
    Prepaid expenses and other assets. . . . . . . . . . . . . . . . . . . . . . . . . . .          1,665          1,542
                                                                                                 --------       --------
      Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         86,550         74,631
Property, plant and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . .         25,675         24,456
Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,031          6,238
Goodwill (net of amortization of $3,613 and $2,548, respectively). . . . . . . . . . . . .         32,029         33,211
                                                                                                 --------       --------
                                                                                                 $150,285       $138,536
                                                                                                 --------       --------
                                                                                                 --------       --------
LIABILITIES, REDEEMABLE PREFERRED STOCK, AND NET INVESTMENT OF PARENT:
Current liabilities:
    Current portion of long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . .       $  6,915       $  5,431
    Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         24,368         19,385
    Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         27,764         24,910
    Customer deposits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         12,107          6,638
    Billings in excess of accumulated costs and earnings ($31,233 and $29,133,
      respectively) on uncompleted contracts . . . . . . . . . . . . . . . . . . . . . . .         13,904          8,993
    Deferred revenues. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            899          1,580
    Taxes payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            994            542
                                                                                                 --------       --------
      Total current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         86,951         67,479
                                                                                                 --------       --------
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         42,460         54,754
Other long-term liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,075          4,920
Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,196          4,280
Commitments and contingencies (Notes 5, 6 and 12)
Redeemable preferred stock:
Redeemable preferred stock of $.01 par value per share, authorized 500,000 shares:
    Series A Senior Cumulative Exchangeable Preferred Stock of Pinnacle Automation, Inc.,
      250,000 shares designated, 210,770 and 181,068 shares issued, 210,697 and 180,645
      outstanding, respectively. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         21,077         18,107
    Cumulative Exchangeable Preferred Stock of Pinnacle Automation, Inc., 100,000 shares
      designated, 62,524 and 53,704 shares issued and outstanding, respectively. . . . . .          6,252          5,370
    Preferred stock in treasury, 73 and 423 shares of Series A Senior Cumulative Stock of
      Pinnacle Automation, Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             (7)           (42)
                                                                                                 --------       --------
        Total redeemable preferred stock . . . . . . . . . . . . . . . . . . . . . . . . .         27,322         23,435
Net investment of Parent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (15,719)       (16,332)
                                                                                                 --------       --------
                                                                                                 $150,285       $138,536
                                                                                                 --------       --------
                                                                                                 --------       --------

           See accompanying Notes to Consolidated Financial Statements

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                       --------------------------------------
                                                                                         1995           1994           1993
                                                                                       --------       --------       --------
 Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $288,018       $248,177       $164,022
 Cost of goods sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        217,297        189,007        123,033
                                                                                       --------       --------       --------
 Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         70,721         59,170         40,989
 Selling, general and administrative expenses. . . . . . . . . . . . . . . . . .         51,630         43,402         30,421
 Research and development expenses . . . . . . . . . . . . . . . . . . . . . . .          2,051          2,538          1,436
 Amortization expense. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,737          1,836          1,479
 Other expense (income), net . . . . . . . . . . . . . . . . . . . . . . . . . .           (108)         2,279            (11)
                                                                                       --------       --------       --------
 Operating income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         15,411          9,115          7,664
 Interest expense. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,896          5,921          4,053
                                                                                       --------       --------       --------
 Income before income taxes and extraordinary loss . . . . . . . . . . . . . . .          8,515          3,194          3,611
 Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,109          1,516          1,560
                                                                                       --------       --------       --------
 Income before extraordinary loss. . . . . . . . . . . . . . . . . . . . . . . .          4,406          1,678          2,051
 Extraordinary loss, net of income tax benefits of $2,740 (Notes 5 and 7). . . .             --             --         (6,203)
                                                                                       --------       --------       --------
 Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  4,406       $  1,678       $ (4,152)
                                                                                       --------       --------       --------
                                                                                       --------       --------       --------






          See accompanying Notes to Consolidated Financial Statements.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                       --------------------------------------
                                                                                         1995           1994           1993
                                                                                       --------       --------       --------
OPERATING ACTIVITIES:
Net income (loss). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  4,406       $  1,678       $ (4,152)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,952          2,752          2,583
    Amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,737          1,836          1,479
    Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                            93            196
    Deferred taxes, net of effect of acquisitions. . . . . . . . . . . . . . . .          2,660            571         (2,325)
    Reduction of unamortized debt issue costs included in extraordinary loss . .                                        1,300
    Loss on disposal of Lewiston . . . . . . . . . . . . . . . . . . . . . . . .                                        8,637
    (Increase) decrease in current assets, excluding effect of acquisitions:
      Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (5,979)        (6,483)        (7,395)
      Accumulated costs and earnings in excess of billings on uncompleted
        contracts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (1,732)        (1,070)          (465)
      Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (5,636)         1,134         (1,913)
      Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (259)         1,409            165
    (Decrease) increase in current liabilities, excluding effect of acquisitions:
      Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,983          3,773          5,593
      Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,201          3,429          1,058
      Customer deposits. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,469              8            639
      Billings in excess of accumulated costs and earnings on uncompleted
        contracts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,911          2,837           (425)
      Deferred revenues. . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (681)           108            518
      Taxes payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            452           (201)           646
      Other liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . .            455            217            573
                                                                                       --------       --------       --------
        Net cash provided by operating activities. . . . . . . . . . . . . . . .         18,939         12,091          6,712
                                                                                       --------       --------       --------
INVESTING ACTIVITIES:
  Acquisition of subsidiaries, net of cash acquired of $106 and $529,
    respectively . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                          (101)       (17,601)
Payment of debt of subsidiaries concurrent with acquisitions . . . . . . . . . .                                       (6,513)
Cash proceeds on sale of Cassville plant . . . . . . . . . . . . . . . . . . . .                           698
Payments for agreements not to compete . . . . . . . . . . . . . . . . . . . . .           (300)          (300)        (2,400)
Cash payments to dispose of Lewiston . . . . . . . . . . . . . . . . . . . . . .         (2,347)        (2,683)        (1,808)
Software development costs . . . . . . . . . . . . . . . . . . . . . . . . . . .           (582)        (1,106)
Additions to property, plant and equipment, net. . . . . . . . . . . . . . . . .         (3,914)        (3,985)        (3,471)
                                                                                       --------       --------       --------
        Net cash used for investing activities . . . . . . . . . . . . . . . . .       $ (7,143)      $ (7,477)      $(31,793)
                                                                                       --------       --------       --------
                                                                                       --------       --------       --------


          See accompanying Notes to Consolidated Financial Statements.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                       --------------------------------------
                                                                                         1995           1994           1993
                                                                                       --------       --------       --------
FINANCING ACTIVITIES:
Proceeds of borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 27,728       $ 42,600       $ 75,157
Payments of debt and capital leases. . . . . . . . . . . . . . . . . . . . . . .        (38,538)       (46,317)       (47,948)
Proceeds from issuance of preferred stock. . . . . . . . . . . . . . . . . . . .                                          271
Investment of Parent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             59             43          1,214
Payments of debt issuance costs. . . . . . . . . . . . . . . . . . . . . . . . .           (255)           (89)        (2,614)
Treasury preferred stock issuances (purchases) . . . . . . . . . . . . . . . . .             35             (1)           (41)
                                                                                       --------       --------       --------
      Net cash provided by (used for) financing activities . . . . . . . . . . .        (10,971)        (3,764)        26,039
                                                                                       --------       --------       --------
Net increase in cash and cash equivalents. . . . . . . . . . . . . . . . . . . .            825            850            958
Cash and cash equivalents, beginning of year . . . . . . . . . . . . . . . . . .          2,580          1,730            772
                                                                                       --------       --------       --------
Cash and cash equivalents, end of year . . . . . . . . . . . . . . . . . . . . .       $  3,405       $  2,580       $  1,730
                                                                                       --------       --------       --------
                                                                                       --------       --------       --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest on financings . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  6,851       $  5,534       $  3,913
  Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            997          1,161            234
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Alvey Systems, Inc. purchased Automation Equipment Corporation in 1994 and White Storage & Retrieval Systems, Inc. in 1993.  In conjunction with the acquisitions, liabilities were assumed as follows:
  Fair value of assets acquired. . . . . . . . . . . . . . . . . . . . . . . . .                      $    215       $ 22,456
  Fair value assigned to goodwill. . . . . . . . . . . . . . . . . . . . . . . .                           810         12,800
  Cash paid concurrent with acquisitions including payments of debt of
    subsidiaries and excluding cash acquired . . . . . . . . . . . . . . . . . .                          (101)       (24,114)
                                                                                                      --------       --------
  Liabilities assumed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                      $    924       $ 11,142
                                                                                                      --------       --------
                                                                                                      --------       --------





See accompanying Notes to Consolidated Financial Statements.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENT OF NET INVESTMENT OF PARENT
                             (DOLLARS IN THOUSANDS)

                                                                                                                 NET INVESTMENT OF
                                                                                                                      PARENT
                                                                                                                 -----------------
FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
Balance, December 31, 1992 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ (9,729)
Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (4,152)
Net investment of Parent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,637
Preferred stock dividend declared (Note 8) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (2,771)
                                                                                                                     --------
Balance December 31, 1993. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (15,015)
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,678
Net investment of Parent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        309
Preferred stock dividend declared (Note 8) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (3,304)
                                                                                                                     --------
Balance December 31, 1994. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (16,332)
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4,406
Net investment of Parent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         59
Preferred stock dividend declared (Note 8) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (3,852)
                                                                                                                     --------
Balance December 31, 1995. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $(15,719)
                                                                                                                     --------
                                                                                                                     --------





See accompanying Notes to Consolidated Financial Statements.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   ORGANIZATION

     Alvey Systems, Inc. ("Alvey") is a wholly-owned subsidiary of Pinnacle Automation, Inc. ("Pinnacle" or "Parent"). Pinnacle has no operations and no assets other than its investment in Alvey. Alvey, with its subsidiaries (the "Company"), is a leading materials handling and information systems company which provides integrated solutions to a wide range of manufacturing and distribution applications. The Company develops software and controls for materials handling systems and manufactures a broad range of industrial equipment such as conveyors, palletizers, depalletizers, carousels, sorters and robotics which carry out the physical acts of loading and unloading, sorting and transporting raw materials and finished products.

     The financial statements of the Company include the accounts of Alvey, which was incorporated in Missouri in 1911, and Alvey's five operating subsidiaries which include: McHugh Freeman & Associates, Inc. ("MFA"), located in Waukesha, Wisconsin, which was acquired in May 1989; Busse Bros, Inc. ("Busse"), located in Randolph, Wisconsin, which was acquired in April 1992; The Buschman Company ("Buschman"), located in Cincinnati, Ohio, which was acquired in October 1992; White Storage and Retrieval Systems, Inc. ("White") located in Kenilworth, New Jersey, which was acquired in December 1993; and Automation Equipment Corporation ("AEC"), located in St. Louis, Missouri, which was acquired in August 1994. See Notes 3 and 4 for additional information on the White acquisition. The acquisition of AEC was not material to the consolidated financial statements of the Company. All of the above transactions were accounted for under the purchase method of accounting.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The policies utilized by the Company in the preparation of the financial statements conform to generally accepted accounting principles, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Alvey and Alvey's wholly-owned subsidiaries: MFA, Busse, Buschman, White and AEC. All significant intercompany transactions, which primarily consist of sales, have been eliminated.

     NET INVESTMENT OF PARENT

     Net investment of Parent reflects the net capital contributed by Pinnacle as a result of the sales of its common stock, options and warrants or awards of its common stock and options to certain employees of the Company as well as cumulative results of operations and payment of preferred stock dividends. The basis of Pinnacle's investment in Alvey has been pushed down to the accompanying consolidated financial statements of Alvey. The redeemable preferred stock of Pinnacle has also been pushed down to the accompanying consolidated financial statements of Alvey; See Note 8.

     At December 31, 1995, the net investment of Parent consists of cumulative contributions of capital to Alvey by Pinnacle of $3.0 million plus cumulative income before extraordinary losses of $2.9 million, offset by extraordinary losses of $7.5 million and an aggregate accretion/payment of $14.1 million of paid-in-kind dividends on preferred stock.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     For purposes of financial reporting, the Company has determined that the fair value of financial instruments approximates book value at December 31, 1995 and 1994, based on terms available to the Company in financial markets.

     REVENUE RECOGNITION

     The Company utilizes the percentage-of-completion method of accounting to recognize revenue and profits on substantially all contracts, except for certain machinery contracts for which revenue is recognized as individual pieces of equipment are shipped under the terms of the contract and for sales of spare parts which are recognized upon shipment. For other equipment contracts, typically for larger machines and integrated systems, as well as the installation phase of contracts and all consulting contracts, the percentage of completion is determined based on the ratio of total costs incurred to date to the estimated total costs to be incurred under the contracts. Any revisions in the estimated total costs of the contracts during the course of the work are reflected when the facts that require the revisions become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues from maintenance and support contracts are deferred and recognized ratably over the life of the related contract.

     SOFTWARE DEVELOPMENT COSTS

     Certain costs incurred in developing software products are capitalized and amortized on a product-by-product basis using the greater of the ratio that current gross revenues for a product bear to the current and anticipated future gross revenues for that product or the straight-line method over the estimated five year economic life of the products. The costs consist of salaries, computer expenses and other overhead costs directly related to the development and/or major enhancement of software products. Such costs are capitalized, to the extent they are recoverable through future sales, from the time the product's technological feasibility is established up to its general release to customers. Costs incurred before or after this period are expensed as incurred except for major product improvements, which are capitalized as described above. Net unamortized capitalized software costs were $1,419,000 and $1,094,000 at December 31, 1995 and 1994, respectively. Amortization of capitalized software costs totaled $257,000 and $12,000 in 1995 and 1994, respectively.

     Revenue from the sale of computer systems is recognized upon shipment to the customer providing that no significant vendor obligations remain and collection of the related receivable is deemed probable.

     RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include demand deposit accounts, cash on hand and time deposits with original maturities of less than 90 days. Such amounts are carried at cost, which approximates market.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVENTORY VALUATION

     Work-in-process inventories consist principally of in-process palletizing and depalletizing machines, conveyor and carousel systems, other materials handling equipment and parts manufactured by the Company for use in these products. Raw materials include steel, purchased parts and other materials used in the manufacturing process. These inventories are valued at the lower of cost (first-in, first-out) or market. Obsolete or unsalable inventories are reflected at their estimated realizable values.

     PROGRESS BILLINGS

     The Company bills its customers based on the terms set forth in a sales contract. The billing schedule does not necessarily match the stage of completion of a customer's order for installation or software. As such, costs, earnings and billings are accumulated for jobs in progress at period end and the extent to which costs and earnings exceed billings and billings exceed costs and earnings for such jobs, an asset or liability is recorded.

     Unbilled receivables are those amounts recognized in revenues for completed portions of manufacturing contracts which have not been billed to the customer. Customer deposits represent cash received from customers in payment of billings for equipment for which no associated revenue or cost has been recognized.

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost. Costs assigned to property, plant and equipment are based on estimated fair value at the date of acquisition. Upon sale, retirement or other disposition, the cost and related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in income.

     Depreciation of property, plant and equipment, including equipment under capital lease agreements, is charged to expense over the estimated useful lives of the related assets using the straight-line method.

     Useful lives by major asset category are as follows:

          Building and improvements. . . . . . . .     7 to 25 years
          Machinery and equipment. . . . . . . . .     3 to 12 years
          Office furniture and equipment . . . . .     3 to 7 years

     GOODWILL AND OTHER INTANGIBLE ASSETS

     The excess of cost over the fair market value of net assets acquired in purchase business transactions has been recorded as goodwill to be amortized over a period of 40 years. The carrying value of goodwill is assessed for recoverability by management based on an analysis of future expected undiscounted cash flows from the underlying operations. Management believes that there has been no impairment of goodwill at December 31, 1995.

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 specifies that an impairment review be performed, using undiscounted cash flows resulting from the use of long-lived assets, whenever events or changes in circumstances indicate that the amount of a long-lived asset may not be recoverable. The Company anticipates that SFAS 121 will have no material effect on the Company's financial position or results of operations when adopted in 1996.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Debt issuance costs and agreements not to compete are amortized over the life of the related agreements. All intangible assets are amortized using the straight-line method.

     INCOME TAXES

     Income taxes are based upon income for financial reporting purposes and deferred income taxes are provided for the temporary differences between the financial reporting bases and the income tax bases of the Company's assets and liabilities. The tax rates expected to be in effect when such differences are reflected in the Company's income tax returns are used in calculating the deferred tax asset or liability. The major temporary differences that give rise to deferred taxes include retainage, depreciation, warranty and inventory costs, deferred compensation, plant closing and various other reserves. See Note 9 for additional information.

     CONCENTRATIONS OF CREDIT RISK

     The Company sells its products to a wide range of companies in the food, beverage, national retailing and distribution industries, as well as certain government entities. The Company performs ongoing credit evaluations of its customers and generally does not require collateral, although many customers pay deposits to the Company prior to commencement of production in accordance with terms of the sales contract. The Company maintains reserves for potential credit losses based upon factors surrounding the credit risk of specific customers, historical trends and other information; historically, such losses have been within management's expectations.

     EARNINGS PER SHARE INFORMATION

     Given the historical organization and capital structure of the Company, earnings per share information is not considered meaningful or relevant and has not been presented in the accompanying consolidated financial statements or the notes thereto.

3.   ACQUISITION OF WHITE STORAGE & RETRIEVAL SYSTEMS, INC.

     On December 14, 1993, Alvey purchased all of the outstanding shares of White for cash of $17.9 million and stock with an estimated value of $550,000 plus acquisition and other transaction costs of $366,000. In addition, Alvey advanced $7.9 million to White concurrent with the acquisition in order to repay debt obligations and employee bonuses. The transaction was accounted for as a purchase and, accordingly, the excess of the cost of the acquisition over the fair value of net assets acquired of $12.8 million was recorded as goodwill. Employee bonuses of cash and stock paid out by White totaling $2.3 million were capitalized and amortized over one year, the length of the related employment agreement; accordingly, $2.2 million and $94,000 were charged to other expense (income), net in 1994 and 1993, respectively. The purchase agreement between Alvey and the former shareholder of White provides for a reduction in the purchase price in the event that the valuation of certain assets or liabilities is not as represented by such shareholder. The adjustment provisions extend to three years from the date of purchase with scheduled assessment and payment dates throughout the period; one adjustment which reduced the purchase price by $413,000 was made during 1995. Such adjustment was recorded as a reduction of the related goodwill. The consolidated financial statements of the Company include the results of operations and cash flows of White from December 14, 1993. See Note 4 for pro forma consolidated income statement data (unaudited) for the year ended December 31, 1993.

     This acquisition was financed primarily with increased bank indebtedness. See Note 7 for further discussion.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

4.   SUPPLEMENTAL ACQUISITION INFORMATION (UNAUDITED)

     The following table sets forth pro forma income statement data for Alvey as if the White acquisition had taken place on January 1, 1993. This income statement data is unaudited and does not purport to represent the results of operations had the acquisition actually occurred on January 1, 1993.

                              Pro forma Information
                                 (in thousands)

                                                           12 MONTHS ENDED
                                                            DECEMBER 31,
                                                                1993
                                                           ---------------
                                                             (UNAUDITED)
     Net sales . . . . . . . . . . . . . . . . . . . .        $220,789
     Cost of goods sold. . . . . . . . . . . . . . . .         166,583
                                                              --------
       Gross profit. . . . . . . . . . . . . . . . . .          54,206
     Selling, general and administrative expenses. . .          40,961
     Research and development expenses . . . . . . . .           1,436
     Amortization expense. . . . . . . . . . . . . . .           1,774
     Other income, net . . . . . . . . . . . . . . . .             349
                                                              --------
       Operating income. . . . . . . . . . . . . . . .          10,384
     Interest expense. . . . . . . . . . . . . . . . .           5,923
                                                              --------
       Income before income taxes. . . . . . . . . . .           4,461
     Income taxes. . . . . . . . . . . . . . . . . . .           2,007
                                                              --------
       Income before extraordinary loss. . . . . . . .         $ 2,454
                                                              --------
                                                              --------


     Amortization of a non-recurring employee bonus paid under an employment agreement resulting from the acquisition of White totaling $2.2 million has not been reflected in the 1993 pro forma income statement data presented above.

5.   FTC ORDER TO DISPOSE OF THE LEWISTON, MAINE MANUFACTURING PLANT

     As a result of Alvey's acquisition of Buschman in 1992, the Company made a decision to close Buschman's carousel manufacturing plant in Lewiston, Maine ("Lewiston"). Alvey was subsequently ordered by the Federal Trade Commission (the "FTC"), beginning December 6, 1993, to hold the Lewiston operation separate from operations of the Company and to ultimately dispose of the facility. Until such time as a buyer suitable to Alvey and the FTC could be found for Lewiston, Alvey was required to fund all cash requirements of Lewiston. However, pursuant to the FTC order, the Company had no authority to make operating decisions for Lewiston. Since its determination to close the Lewiston plant and through December 31, 1995, Alvey has contributed approximately $6.8 million in cash to fund the operation.

     Upon its initial decision to close the Lewiston plant, the Company accrued $1.4 million, net of applicable income taxes, for closing costs and the write-off of assets; such amount was recorded under purchase accounting as goodwill during 1992. Operating losses and other costs of closure incurred subsequent to Federal Trade Commission intervention ($5.4 million, net of income tax benefits) have been accrued and charged to income as an extraordinary loss in fiscal 1993, including estimates of amounts expected to be incurred through fiscal 1995 and in future periods, as discussed below.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

5.   FTC ORDER TO DISPOSE OF THE LEWISTON, MAINE MANUFACTURING PLANT (CONTINUED)

     The sale of this operation was finalized on July 31, 1995. During 1995, 1994 and 1993, $2.3 million, $2.7 million and $1.8 million, respectively, was paid and charged against the balance sheet accrual for the operations of Lewiston and related sale agreement obligations. In addition, in 1995, $780,000 of related asset write-offs were also charged against the balance sheet accrual. At December 31, 1995, $1.1 million is accrued to fund obligations resulting from the sale agreement which extend through May 1, 1997. Management believes that the remaining accrual is sufficient to cover future anticipated charges.

6.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                               DECEMBER 31,
                                                           --------------------
                                                            1995         1994
                                                           -------      -------
                                                              (IN THOUSANDS)
          Land . . . . . . . . . . . . . . . . . . . .     $ 3,140      $ 2,539
          Buildings and improvements . . . . . . . . .      15,783       15,534
          Machinery and equipment. . . . . . . . . . .       6,986        6,300
          Office and other equipment . . . . . . . . .      11,126        9,426
          Construction in progress . . . . . . . . . .         178
          Property held under capital lease. . . . . .       1,277          848
                                                           -------      -------
                                                            38,490       34,647
          Less:  Accumulated depreciation and
                 amortization, including $666 and $563,
                 respectively, related to property held
                 under capital lease.                       12,815       10,191
                                                           -------      -------

                                                           $25,675      $24,456
                                                           -------      -------
                                                           -------      -------

     Depreciation expense for leased equipment was $103,000, $143,000 and $193,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Future minimum lease payments under the capital leases and the present value of the net minimum lease payments (in thousands) at December 31, 1995 are as follows:

          1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $197
          1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      151
          1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . .      137
          1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . .       90
          2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . .       88
          Thereafter . . . . . . . . . . . . . . . . . . . . . . . . .      105
                                                                           ----
          Total minimum lease payments . . . . . . . . . . . . . . . .      768
          Less: Amount representing interest . . . . . . . . . . . . .      144
                                                                           ----
          Present value of minimum lease payments at December 31, 1995,
          including current portion of $157,000. . . . . . . . . . . .     $624
                                                                           ----
                                                                           ----

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

6.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

     Certain other office equipment, automobiles and office space are utilized by the Company under operating leases which resulted in rental expense of
$3.4 million, $2.7 million and $1.3 million in 1995, 1994 and 1993,
respectively.   Commitments under these leases total $2.9 million in 1996,
$2.7 million in 1997, $2.7 million in 1998, $2.4 million in 1999, $2.3 million in 2000 and $11.1 million in the aggregate in years thereafter.

7.   LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                              DECEMBER 31,
                                                                        ------------------------
                                                                          1995            1994
                                                                        --------        --------
                                                                             (IN THOUSANDS)
          Term A Facility - weighted average rate of 9.2% and
            9.6%, respectively, at December 31, 1995 and 1994,
            scheduled quarterly reductions through March 31, 1999. . .   $24,817        $29,942
          Term C Facility - 13%, quarterly reductions March 31,
            1999 through September 30, 2000. . . . . . . . . . . . . .    12,382         12,382
          Working Capital Facility - weighted average rate of 9.2%
            and 9.7%, respectively, at December 31, 1995 and 1994,
            balance due on March 31, 1999. . . . . . . . . . . . . . .     9,000         17,100

          Unsecured Subordinated Debt Agreement - 11.95%,
            balance due December 31, 2001. . . . . . . . . . . . . . .     2,253
          Lease obligations and other. . . . . . . . . . . . . . . . .       923            761
                                                                         -------        -------
                                                                          49,375         60,185
          Less: Current portion. . . . . . . . . . . . . . . . . . . .     6,915          5,431
                                                                         -------        -------
                                                                         $42,460        $54,754
                                                                         -------        -------
                                                                         -------        -------

     Aggregate maturities of long-term debt (in thousands), excluding capital leases, are:

                                                           WORKING      UNSECURED
                            TERM A          TERM C         CAPITAL    SUBORDINATED
                           FACILITY        FACILITY       FACILITY        DEBT           TOTAL
                           --------        --------       --------      --------         -----
          1996 . . . . .    $ 6,625          --             --                          $ 6,625
          1997 . . . . .      8,000          --             --                            8,000
          1998 . . . . .      9,625          --             --                            9,625
          1999 . . . . .        567        $ 6,875         $9,000                        16,442
          2000 . . . . .      --             5,507          --                            5,507
          2001 . . . . .                                                  $2,253          2,253
                            -------        -------         ------         ------        -------
                            $24,817        $12,382         $9,000         $2,253        $48,452
                            -------        -------         ------         ------        -------
                            -------        -------         ------         ------        -------

     In addition to the above payments, certain additional reductions may be required under the Alvey credit agreement based on annual excess cash flows, as defined in the Credit Agreement.

     As discussed in Note 15, amounts outstanding under the Term A Facility, Term C Facility, Working Capital Facility and the Unsecured Subordinated Debt Agreement were repaid on January 24, 1996.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

7.   LONG-TERM DEBT (CONTINUED)

     In connection with the acquisition of White on December 14, 1993 and in order to increase borrowings under its long-term credit facility, the Company amended and restated the credit agreement among Alvey, Citibank N.A. ("Citibank"), NationsBank of Texas, N.A. ("NationsBank"), Equitable Capital Private Income and Equity Partnership II, L.P. ("Equitable") and others (the "Credit Agreement"). By the terms of the Credit Agreement, Alvey increased its borrowings under the Term A Facility ("Term A") from $12.8 million to $34.5 million and paid off borrowings under a Term B Facility. Additionally, the Working Capital Facility ("Working Capital") was increased to provide for up to $29.9 million in revolving advances and letters of credit. Alvey had approximately $20.9 million available for borrowing under such facility at December 31, 1995. Under the Credit Agreement, the Term A and Working Capital financings are provided and held equally by Citibank and NationsBank. The Term C facility loan is provided by Equitable. Effective December 31, 1994, the Credit Agreement was amended to revise certain of the covenants, amend the interest accrual feature, revise the interest rate hedging feature and to allow additional borrowings of $3 million. Of such additional debt, approximately $2 million was funded on January 3, 1995 through an unsecured subordinated debt agreement with certain shareholders of Pinnacle at a rate of 11.95% for which all interest and principal is due on December 31, 2001; the remaining $1 million is available for additional borrowing.

     Based on the achievement of certain ratios, interest accrues on the Term A and Working Capital Facilities at Citibank's base rate plus a percentage ranging from 1.25% to 1.75% or the Euro-dollar rate plus a percentage from 2.75% to 3.25% with the rate type being elected by Alvey periodically throughout the term of the Credit Agreement. At December 31, 1995, the applicable rates were the Citibank base rate plus 1.5% and the Euro-dollar rate plus 3.25%. The Credit Agreement defines base rate as a function of Citibank's publicly announced base rate, the Federal Funds Rate and average domestic three-month certificate of deposit rates. Interest on base rate advances is payable monthly and interest on Euro-dollar advances is payable every three months or at the end of the elected interest period, whichever is earlier. Interest, payable monthly, accrues on the Term C Facility at 13% per annum. Commitment fees accrue on the average daily unused portion of the Working Capital Facility at 0.5% per annum and are payable quarterly.

     Debt issuance costs totaling $2.6 million were incurred in amending the Credit Agreement at December 31, 1993 and are being amortized with certain other costs over the weighted-average life of all remaining facilities. Unamortized costs incurred in 1992 with the original issuance of the Term Loan Facilities and the Working Capital Facility totaled $1.3 million. These costs, net of applicable income tax benefits of $497,000, were written off during 1993 and accounted for as an extraordinary loss.

     Under the Credit Agreement, Alvey has provided standby letters of credit at December 31, 1995 in the amount of $2.0 million as security for payment of the Company's workers' compensation claims. In addition to a .25% issuance fee, outstanding letters of credit bear a 1.5% per annum fee which is payable quarterly.

     Prior to the December 31, 1994 amendment to the Credit Agreement, Alvey was required to hedge not less than 50% of the notional amount of principal outstanding on the Term A and Working Capital Facilities to provide protection against fluctuations in interest rates above a rate per annum of 9% should certain market conditions exist. In January 1993, Alvey purchased an interest rate cap which limits the annual interest rate to 8.5% on borrowings of $11.0 million, $10.5 million, and $10 million during 1994, 1995 and 1996, respectively. The December 31, 1994 amendment to the Credit Agreement requires that for a period of not less than three years, Alvey will maintain hedges totaling not less than $25 million on the notional amount of principal outstanding on the Term A and Working Capital Facilities to provide protection against fluctuations in interest

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

7.   LONG-TERM DEBT (CONTINUED)

rates above a rate per annum of 11.75%. During January 1995, Alvey entered into interest rate cap agreements which terminate in January 1998 and limit the annual interest rate to 11.75% on a notional principal amount of $25 million. Such agreements, with an original cost of $350,000, were capitalized and were being amortized over the life of the agreements. In conjunction with the Debt Offering (see Note 15), the unamortized portion of this amount was charged to expense during the quarter ended March 31, 1996.

     Virtually all of the tangible assets of the Company are pledged as collateral under the Credit Agreement. Restrictive covenants of certain of the debt instruments include the maintenance of certain key ratios as well as limitations on capital expenditures, funding of divested operations (Note 5), common stock issuances (including by Parent) and the payment of cash dividends. Alvey was in compliance with such covenants at December 31, 1995.

8.   REDEEMABLE PREFERRED STOCK

     Pinnacle's Series A Senior Cumulative Exchangeable Preferred Stock ("Series A Preferred") and Cumulative Exchangeable Preferred Stock ("Cumulative Preferred") are redeemable by Pinnacle at a liquidation value of $100 per share. At the option of the holder, the preferred stock may be exchanged for $100 of senior subordinated notes to be issued by Alvey, which bear annual interest of 13% and are due on October 31, 2000. As the redeemable preferred stock is exchangeable for debt issued by Alvey, such stock has been pushed down to the financial statements of Alvey. On any dividend payment date or at any time after October 31, 2000, Pinnacle may redeem, at its option, in whole or in part, preferred stock at 100% of its liquidation value plus any accrued and unpaid dividends. The preferred stock is only exchangeable or redeemable at such time as it would not cause a default under any of the debt instruments of Alvey.

     Pinnacle is required to pay dividends quarterly on both issues of preferred stock and under terms of the related stockholder agreements, and may pay such dividends in cash (at 13%) or stock (at 15.5%) at its option through December 31, 1996; cash dividends are funded by cash of the Company. However, the Credit Agreement prohibits the payment of cash dividends throughout its term and, as such, dividends declared in 1995, 1994 and 1993 were paid in the form of stock. Pinnacle declared stock dividends of $3.9, $3.3 and $2.8 million in 1995, 1994 and 1993, respectively (38,522, 33,045, and 27,703 shares, respectively, at a liquidating value of $100), all of which served to decrease the net investment of Parent.

     During 1993, certain employees of the Company purchased 3,725 shares of preferred stock of Pinnacle with an aggregate liquidation value of $373,000; the purchases were effected with cash of $271,000 and prepaid

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

8.   REDEEMABLE PREFERRED STOCK (CONTINUED)

compensation of $102,000 to be charged to expense over one year. The following table sets forth the changes in redeemable preferred stock (dollars in thousands):

                                            SERIES A                     CUMULATIVE                PREPAID        TOTAL
                                         PREFERRED STOCK                  PREFERRED             COMPENSATION   REDEEMABLE
                                     -----------------------       -----------------------      FOR PREFERRED   PREFERRED
                                      SHARES         AMOUNT         SHARES         AMOUNT           STOCK         STOCK
                                     --------       --------       --------       --------      -------------  ----------
  Balance December 31, 1992. . . .    129,404        $12,940         39,620         $3,962        $  --          $16,902
    Stock issued . . . . . . . . .      5,000            500                                         (102)           398
    Compensation expense . . . . .                                                                      4              4
    Treasury stock purchases . . .       (416)           (41)                                                        (41)
    Stock dividend declared. . . .     21,195          2,120          6,508            651           --            2,771
                                     --------        -------        -------         ------        -------
  Balance December 31, 1993. . . .    155,183         15,519         46,128          4,613            (98)        20,034
    Compensation expense . . . . .                                                                     98             98
    Treasury stock purchases . . .         (7)            (1)                                                         (1)
    Stock dividend declared. . . .     25,469          2,547          7,576            757           --            3,304
                                     --------        -------        -------         ------        -------
  Balance December 31, 1994. . . .    180,645         18,065         53,704          5,370              0         23,435
    Treasury stock sales . . . . .        350             35                                                          35
    Stock dividend declared. . . .     29,702          2,970          8,820            882           --            3,852
                                     --------        -------        -------         ------        -------
  Balance December 31, 1995. . . .    210,697        $21,070         62,524         $6,252        $     0        $27,322
                                     --------        -------        -------         ------        -------
                                     --------        -------        -------         ------        -------

     As discussed in Note 15, the Series A Preferred and Cumulative Preferred Stock were redeemed on January 24, 1996.

9.   INCOME TAXES

     Income tax expense relative to income from continuing operations (before extraordinary loss) is comprised of:

                                                 1995        1994        1993
                                                 ----        ----        ----
                                                        (IN THOUSANDS)
     Current:
     Federal . . . . . . . . . . . . . . . .     $1,001      $   86      $  422
     State . . . . . . . . . . . . . . . . .        448          14         112
                                                 ------      ------      ------
                                                  1,449         100         534
     Deferred, principally Federal . . . . .      2,660       1,416       1,026
                                                 ------      ------      ------
                                                 $4,109      $1,516      $1,560
                                                 ------      ------      ------
                                                 ------      ------      ------

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

9.        INCOME TAXES (CONTINUED)

          A reconciliation of the income tax expense per the statutory federal income tax rate to the reported income tax expense on income before extraordinary loss is as follows:

                                                      1995      1994      1993
                                                      ----      ----      ----
                                                           (IN THOUSANDS)
  Income tax expense at statutory rate . . . . . .   $2,896    $1,086    $1,227
  Expense (benefit) resulting from:
    State taxes (net of Federal tax benefit) . . .      366       258       173
    Goodwill amortization. . . . . . . . . . . . .      282       361       221
    Foreign tax credit utilization . . . . . . . .               (453)     (200)
    Meals and entertainment. . . . . . . . . . . .      216       176        50
    Other. . . . . . . . . . . . . . . . . . . . .      349        88        89
                                                     ------    ------    ------
                                                     $4,109    $1,516    $1,560
                                                     ------    ------    ------

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                           1995           1994
                                                           ----           ----
                                                              (IN THOUSANDS)
     Accrued insurance claims. . . . . . . . . . . . .    $2,093         $1,248
     Inventory reserves. . . . . . . . . . . . . . . .     2,045            804
     Accrued warranty costs. . . . . . . . . . . . . .     1,021          1,109
     Employee cost accruals. . . . . . . . . . . . . .     2,513          2,565
     Plant closing accruals. . . . . . . . . . . . . .       470          2,756
     Other . . . . . . . . . . . . . . . . . . . . . .       676          1,087
                                                           -----          -----
       Total deferred tax assets . . . . . . . . . . .     8,818          9,569
                                                           -----          -----
     Revenue timing differences. . . . . . . . . . . .     2,993          1,153
     Property related items. . . . . . . . . . . . . .     5,250          4,624
     Other . . . . . . . . . . . . . . . . . . . . . .        72            629
                                                           -----          -----
       Total deferred tax liabilities. . . . . . . . .     8,315          6,406
                                                           -----          -----
       Net deferred tax asset. . . . . . . . . . . . .    $  503         $3,163
                                                           -----          -----

10.       EMPLOYEE BENEFIT AND STOCK OWNERSHIP PLANS

          The Company maintains 401(k) savings plans for virtually all employees who meet certain eligibility requirements, except those certain union employees who participate in multi-employer pension plans. Under the plans, the employees may defer receipt of a portion of their eligible compensation with the Company matching a defined percentage of the employees' deferral. The Company's matching contributions were $614,000, $429,000 and $296,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The Company may also elect to make discretionary profit sharing contributions for virtually all employees, except those union employees who participate in multi-employer pension plans, for which a provision of $2.2 million, $1.4 million and $1.4 million is included in the consolidated financial statements in 1995, 1994 and 1993, respectively.

          Contributions under the multi-employer pension plans are based on amounts per employee as defined in the union labor agreement. Pension expense for the union employees' pension plans was $629,000, $675,000 and $208,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The Company may be obligated,

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

10.       EMPLOYEE BENEFIT AND STOCK OWNERSHIP PLANS (CONTINUED)

under the Multi-Employer Pension Plan Amendment Act of 1980, for a part of these plans' unfunded vested benefits if there is a withdrawal or partial withdrawal from a plan, as defined within the Act. There is no intention on the part of management to withdraw their participation from a plan.

          Alvey also provides a deferred compensation plan for its Chief Executive Officer. Under the plan, upon his termination of employment for any reason, except voluntary resignation to accept a comparable position, Alvey will pay a formula-based annual benefit for the remainder of his life or for at least 10 years. At December 31, 1995, an amount of $1.5 million is accrued for such benefits and related expense of $299,000, $93,000, and $196,000 was recorded for the three years then ended.

          Management employees have received options to purchase Pinnacle common stock which were granted at exercise prices which approximated fair market value of the shares at the dates of grant. Certain of these shares vest based on performance while others vest over a period of employment. The option term expires ten years subsequent to the grant date. These options are summarized as follows:

                                                               SHARES SUBJECT TO
                                                AVERAGE PRICE       OPTIONS
     Exercisable at January 1, 1993. . . . . .      $ 1.20           14,000
                                                                     ------
     Exercisable at December 31, 1993. . . . .        1.20           14,000
     Options granted in 1994 . . . . . . . . .       31.28           21,700
     Options expired in 1994 . . . . . . . . .        1.20           (2,009)
                                                                     ------
     Exercisable at December 31, 1994. . . . .       20.57           33,691
     Options granted in 1995 . . . . . . . . .       20.00            3,000
                                                                     ------
     Exercisable at December 31, 1995. . . . .      $20.53           36,691
                                                                     ------

          During January 1996, an additional 58,375 options to purchase Pinnacle common stock were issued to management employees at prices that approximate fair market value.

          During 1995, certain employees of the Company purchased shares of Pinnacle common stock at estimated fair value totaling $409,000; these purchases were effected with cash of $30,000 and employee notes receivable of $379,000. During 1994, certain employees of the Company purchased and were issued shares of Pinnacle common stock at estimated fair value totaling $316,000; these purchases were effected with cash of $43,000, employee notes receivable of $185,000 and funding by Alvey and its subsidiaries of $88,000; amounts funded by Alvey will be expensed over the vesting period of the related shares. During 1993, certain employees of the Company purchased shares of Pinnacle common stock at estimated fair value of $2.1 million; the purchases were effected with cash of $1.3 million, employee notes receivable of $545,000 and prepaid compensation of $264,000 to be charged to expense of Alvey over the vesting period of the related shares. Employee notes receivable outstanding to Pinnacle at December 31, 1995 and 1994 totaled $955,000 and $724,000, respectively, and are reflected as a reduction of the net investment of Parent.

          In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), which addresses accounting for stock option, purchase and award plans. SFAS 123 specifies that companies utilize either the "Fair value based method" or the "Intrinsic value based method" for valuing stock options granted. The Company currently utilizes and expects to continue to use the "Intrinsic value based method" for valuing stock options granted when it adopts SFAS 123 in 1996. The

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

10.       EMPLOYEE BENEFIT AND STOCK OWNERSHIP PLANS (CONTINUED)

Company anticipates that, when adopted, SFAS 123 will have no material effect on the consolidated financial position or results of operations.

          The Company also has agreed to provide life insurance policies, in amounts ranging from $1 million to $3 million, for the remainder of the lives of five of its executive managers or until such managers voluntarily resign to accept a comparable position. Costs relative thereto are not material to the Company's consolidated financial statements.

11.       SIGNIFICANT CUSTOMERS

          In 1995, 1994 and 1993, no single customer comprised more than 10% of sales.

12.       COMMITMENTS AND CONTINGENCIES

          The Company is involved in various litigation consisting almost entirely of product and general liability claims arising in the normal course of its business. After deduction of a per occurrence self-insured retention, the Company is insured for losses up to $17 million per year for products and general liability claims. The Company has provided reserves for the estimated cost of the self-insured retention; accordingly, these actions, when ultimately concluded, are not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

          Alvey has two agreements with related parties under which Alvey receives investment banking and other consulting services. These agreements terminate in the years 2000 and 2002, respectively. The agreements require annual payments by Alvey totaling $500,000 plus out-of-pocket expenses which are included in other expense (income), net in the accompanying financial statements. In addition, Alvey is required to pay an aggregate 2% investment banking fee on the total amount of consideration paid or received through a merger, consolidation or sale of more than 10% of Alvey's assets or outstanding securities, or the acquisition of assets or stock of another company. Payments under the agreement are subordinate to Alvey's payments under the Credit Agreement. At December 31, 1995, $510,000 is accrued for such fees relative to the acquisitions of White and Buschman. In January 1996, concurrent with the Debt Offering (see Note 15), these agreements were terminated at a cost of $1.5 million. Effective January 24, 1996, Pinnacle established consulting agreements with two related parties whereby the Company is obligated to payments of $350,000 per year plus expenses and, under one contract, annual increases of up to 3%. Additionally, the Company is obligated to compensate one related party for certain merger, acquisition and financing transactions.

          In conjunction with the acquisition of Busse, a covenant not to compete was signed by the former owners of Busse. The covenant requires Alvey to make twelve semi-annual payments of $150,000 to the former owners commencing October 1992 and continuing through April 1998. A portion of the Busse shares acquired by Alvey are pledged to secure payments under the covenant-not-to-compete.

          White leases its manufacturing facility located in Kenilworth, New Jersey from a partnership controlled by Donald J. Weiss, a director of the Company. Pursuant to the terms of the operating lease, the Company paid $0.9 million and $1.1 million in 1995 and 1994, respectively.

          The Company has entered into employment agreements with several members of executive management. The agreements require the Company to pay the executive's salary for a period lasting from one to two years should the executive's employment be terminated. In addition, the agreements provide for annual bonuses of up to 117% to 189% of the executive's annual salary based upon the achievement of pre-established performance targets.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

13.       SUPPLEMENTAL BALANCE SHEET INFORMATION

          Accrued expenses include the following:

                                                               December 31,
                                                           ------------------
                                                           1995          1994
                                                           ----          ----
                                                              (IN THOUSANDS)
     Project expenses. . . . . . . . . . . . . . . . .   $ 4,013        $ 3,064
     Bonuses, incentives and profit sharing. . . . . .     7,507          5,053
     Wages and salaries. . . . . . . . . . . . . . . .     2,407          2,241
     Vacation and other employee costs . . . . . . . .     7,064          5,719
     Plant disposal costs. . . . . . . . . . . . . . .     1,119          4,246
     Other expenses. . . . . . . . . . . . . . . . . .     5,654          4,587
                                                         -------        -------
                                                         $27,764        $24,910
                                                         -------        -------
                                                         -------        -------


14.       QUARTERLY FINANCIAL DATA (UNAUDITED)

          Summarized quarterly financial data (in thousands) for fiscal 1995 and 1994 appears below:

           1995                          Net Sales     Gross Profit  Net Income
           ----                        -----------    -------------- -----------
           First quarter . . . . . . .   $ 67,008       $ 15,523       $    326
           Second quarter. . . . . . .     72,026         17,479          1,137
           Third quarter . . . . . . .     68,271         17,610          1,370
           Fourth quarter. . . . . . .     80,713         20,109          1,573
                                         --------       --------       --------
                                         $288,018       $ 70,721       $  4,406
                                         --------       --------       --------
                                         --------       --------       --------
           1994
           First quarter . . . . . . .   $ 57,627       $ 11,142       $   (942)
           Second quarter. . . . . . .     65,149         15,043            837
           Third quarter . . . . . . .     58,898         15,215            553
           Fourth quarter. . . . . . .     66,503         17,770          1,230
                                         --------       --------       --------
                                         $248,177       $ 59,170       $  1,678
                                         --------       --------       --------
                                         --------       --------       --------


15.       SUBSEQUENT EVENTS

          ACQUISITION

          On January 29, 1996, Pinnacle, Alvey and MFA purchased all of the outstanding capital stock of Weseley Software Development Corp. ("Weseley") for a purchase price of $15 million in cash. The acquisition, which will be recorded pursuant to the purchase method of accounting, was financed with a portion of the proceeds of the Debt Offering as described below. In addition, subject to the continued employment of the former principal shareholder of Weseley and certain other conditions, certain employees of Weseley have an opportunity to earn stay bonuses in the aggregate of $625,000 per year for each of eight years which will be charged to income in the year earned and employee incentive compensation up to an aggregate maximum of $13 million which will be charged to income when such amounts are estimatable and payment thereof is deemed probable.

          In the quarter ended December 31, 1995, Weseley received and recorded as deferred revenue $2.5 million in fees in connection with a distribution contract with a large manufacturing company. On December 31, 1995 (prior to the proposed purchase of Weseley by Pinnacle, Alvey and MFA), Weseley paid and charged to income an aggregate of $3.0 million in bonuses to certain of its employees.

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

The following table sets forth pro forma income statement data for Alvey as if the Weseley acquisition had taken place on January 1, 1995. Such data reflects the application of the purchase method of accounting. Amounts have been preliminarily assigned to assets acquired and liabilities assumed based on estimated fair values as of the date of acquisition pursuant to valuations and other studies which are essentially completed. Based on the results of an independent appraisal, it is expected that approximately $11.7 million of the Weseley purchase price will be allocated to purchased research and development and charged to expense in the quarter ended March 31, 1996. The pro forma data below does not reflect such charge to expense for the purchased research and development. This income statement data is unaudited and does not purport to represent the results of operations had the acquisition actually occurred on January 1, 1995.

                              Pro forma Information
                                 (in thousands)

                                                                12 months ended
                                                               December 31, 1995
                                                                  (unaudited)
                                                                  -----------

     Net sales . . . . . . . . . . . . . . . . . . . . . . .       $291,415
     Cost of goods sold. . . . . . . . . . . . . . . . . . .        218,232
                                                                    -------
          Gross profit . . . . . . . . . . . . . . . . . . .         73,183
     Selling, general and administrative expenses. . . . . .         56,821
     Research and development expenses . . . . . . . . . . .          2,666
     Amortization expense. . . . . . . . . . . . . . . . . .          2,208
     Other income, net     . . . . . . . . . . . . . . . . .           (108)
                                                                    -------
          Operating income . . . . . . . . . . . . . . . . .         11,596
     Interest expense  . . . . . . . . . . . . . . . . . . .          8,583
                                                                    -------
          Income before income taxes . . . . . . . . . . . .          3,013
     Income taxes  . . . . . . . . . . . . . . . . . . . . .          2,060
                                                                    -------
          Net income . . . . . . . . . . . . . . . . . . . .       $    953
                                                                    -------


The pro forma income statement data presented above includes the payment by Weseley and charge to expense on December 31, 1995 (prior to the purchase of Weseley by Pinnacle, Alvey and MFA) of an aggregate of $3.0 million in one-time nonrecurring bonuses to certain employees of Weseley. Had such amount been excluded from the pro forma income statement data presented above, Alvey's pro forma net income for fiscal year 1995 would have been $2,753,000.

          DEBT OFFERING AND RECAPITALIZATION OF PINNACLE

          On January 24, 1996, Alvey issued and sold $100 million of 11 3/8% Senior Subordinated Notes due 2003 (the "Debt Offering"). The proceeds of the Debt Offering were used to repay all of Alvey's outstanding senior indebtedness and certain other indebtedness, fund the acquisition of Weseley, pay transaction fees, fund a dividend to Pinnacle of $21.5 million and provide working capital for the ongoing operation of Alvey. In accordance with the terms of the Debt Offering, Alvey intends to file a registration statement with the Securities and Exchange Commission with respect to an offer to exchange the 11 3/8% Senior Subordinated Notes for a new issue of debt securities of Alvey registered under the Securities Act of 1993 with terms substantially identical to those of the
11-3/8% Senior Subordinated Notes.   In addition, concurrent with the
consummation of the Debt Offering, Pinnacle sold $30 million in preferred stock and warrants (the "Preferred Stock Offering"). The proceeds of the Preferred Stock Offering, together with the dividend from Alvey to Pinnacle, were used to buy back certain shares of

                      ALVEY SYSTEMS, INC. AND SUBSIDIARIES

Pinnacle's outstanding common stock and to redeem certain shares of its outstanding preferred stock which had been pushed down to Alvey's consolidated financial statements.

          REVOLVING CREDIT FACILITY


          Concurrent with the consummation of the Debt Offering, Alvey entered into a new credit agreement for a $30 million revolving credit facility (the "Revolving Credit Facility"), which is guaranteed by Pinnacle and by each direct and indirect subsidiary of Alvey. Indebtedness of Alvey under the Revolving Credit Facility is secured by substantially all of the personal property of Alvey and its subsidiaries, all capital stock of Alvey and 100% of the capital stock of its domestic subsidiaries (other than the portion of the shares of capital stock of Busse Bros., Inc. which are pledged to secure certain noncompete payments). Indebtedness under this Revolving Credit Facility will bear interest at a rate based (at Alvey's option) upon (i) the Base Rate (as defined in the Revolving Credit Facility) plus 1.50% or (ii) the Euro-dollar Rate (as defined in the Revolving Credit Facility) for one, two, three, six or, if available, nine or twelve months, plus 2.5%; provided, however, the interest rate margins are subject to 0.25% reductions in the event Alvey meets certain performance targets. The Revolving Credit Facility is due January 24, 2001.

          REINCORPORATION

          Effective January 16, 1996, the Company reincorporated in the State of Delaware under the name Alvey Systems, Inc. The Company historically conducted business as a Missouri corporation under the name Alvey, Inc.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and
Board of Directors of
Weseley Software Development Corp.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Weseley Software Development Corp. at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note 7, in January 1996, Weseley Software Development Corp. sold all of its outstanding stock to McHugh, Freeman & Associates, Inc., a wholly owned subsidiary of Alvey Systems, Inc.

PRICE WATERHOUSE LLP
St. Louis, Missouri
February 21, 1996

                       WESELEY SOFTWARE DEVELOPMENT CORP.

                                  BALANCE SHEET

                                                              DECEMBER 31,
                                                            ----------------
                                                          1995           1994
                                                         ------         ------
ASSETS
Current assets:
  Cash and cash equivalents . . . . . . . . . . . .   $  216,398     $   34,184
  Accounts receivable, less allowance for doubtful
   accounts of $20,000 and $0, respectively . . . .      341,386        204,958
  Unbilled revenue. . . . . . . . . . . . . . . . .       39,487         35,450
  Other assets. . . . . . . . . . . . . . . . . . .       10,000          1,061
                                                      ----------     ----------
     Total current assets . . . . . . . . . . . . .      607,271        275,653
  Deferred income taxes . . . . . . . . . . . . . .    1,374,073
  Property and equipment, net . . . . . . . . . . .      223,021         78,566
                                                      ----------     ----------
                                                      $2,204,365     $  354,219
                                                      ----------     ----------
                                                      ----------     ----------

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
   Accounts payable . . . . . . . . . . . . . . .    $   104,020     $   62,947
   Accrued pension and profit sharing . . . . . .        166,000         85,531
   Deferred revenues. . . . . . . . . . . . . . .      3,041,625        159,000
   Deferred income taxes. . . . . . . . . . . . .        220,113          7,647
   Taxes payable. . . . . . . . . . . . . . . . .         56,109             --
                                                     -----------     ----------
     Total current liabilities. . . . . . . . . .      3,587,867        315,125

Long-term liabilities . . . . . . . . . . . . . .         25,888
Commitments and contingencies (Note 8)
Stockholders' (deficit) equity:
  Common stock, $1 par value; authorized
   1,000 shares; 468 and 415 shares issued;
   464 and 415 shares outstanding,
   respectively . . . . . . . . . . . . . . . . .            468            415
  Additional paid-in capital. . . . . . . . . . .        168,484         39,787
  Accumulated deficit . . . . . . . . . . . . . .     (1,569,592)        (1,108)
  Treasury stock, at cost; 4 and 0 common
   shares, respectively . . . . . . . . . . . . .         (8,750)            --
                                                     -----------     ----------
     Total stockholders' (deficit) equity . . . .     (1,409,390)        39,094
                                                     -----------     ----------
                                                      $2,204,365     $  354,219
                                                     -----------     ----------
                                                     -----------     ----------




                 See accompanying Notes to Financial Statements.

                       WESELEY SOFTWARE DEVELOPMENT CORP.

                             STATEMENT OF OPERATIONS

                                                        YEAR ENDED DECEMBER 31,
                                                        ----------------------

                                                           1995         1994
                                                        ----------  ----------
Net sales. . . . . . . . . . . . . . . . . . . . . . .  $3,396,601  $1,810,239
Cost of sales. . . . . . . . . . . . . . . . . . . . .     935,390     602,981
                                                         ---------     -------
   Gross profit. . . . . . . . . . . . . . . . . . . .   2,461,211   1,207,258
Selling, general and administrative expenses . . . . .   4,538,423     865,651
Product development and research and development
 expenses. . . . . . . . . . . . . . . . . . . . . . .     615,445     450,971
                                                          --------     -------
   Operating loss. . . . . . . . . . . . . . . . . . .  (2,692,657)   (109,364)
Interest income. . . . . . . . . . . . . . . . . . . .      18,675       5,458
                                                          --------     -------
   Loss before income tax benefit. . . . . . . . . . .  (2,673,982)   (103,906)
Income tax benefit . . . . . . . . . . . . . . . . . .   1,105,498      43,348
                                                         ---------     -------
   Net loss. . . . . . . . . . . . . . . . . . . . . . ($1,568,484)  $ (60,558)
                                                       ------------  ----------
                                                       ------------  ----------
















                 See accompanying Notes to Financial Statements.

                       WESELEY SOFTWARE DEVELOPMENT CORP.

                       STATEMENT OF STOCKHOLDERS' DEFICIT


                                                       Common Stock
                                              ----------------------------
                                                                                            Retained
      For the years ended                          Number                    Additional     Earnings                      Total
  December 31, 1994 and 1995                      of Shares                    Paid-in    (Accumulated   Treasury     Stockholders'
                                                 Outstanding     Par Value     Capital      Deficit)       Stock    Equity (Deficit)
- --------------------------------------------  ----------------  ----------- ------------- ------------- ----------- ----------------
Balance, December 31, 1993                           415          $ 415       $ 39,787    $    59,450    $   --        $  99,652
  Net loss. . . . . . . . . . . . . . . . .                                                   (60,558)                   (60,558)
                                                     ---            ---         ------          -----       -----         ------
Balance, December 31, 1994 . . . . . . . . .         415            415         39,787         (1,108)       --           39,094
  Treasury stock purchased . . . . . . . . .          (4)                                                  (8,750)        (8,750)
  Stock options exercised. . . . . . . . . .          53             53        128,697                                   128,750
  Net loss . . . . . . . . . . . . . . . . .                                               (1,568,484)                (1,568,484)
                                                     ---            ---         ------      ---------       -----      ---------
Balance, December 31, 1995 . . . . . . . . .         464          $ 468       $168,484    $(1,569,592)    $(8,750)   $(1,409,390)
                                                     ---            ---        -------      ---------       -----      ---------
                                                     ---            ---        -------      ---------       -----      ---------


















                 See accompanying Notes to Financial Statements.

                       WESELEY SOFTWARE DEVELOPMENT CORP.

                             STATEMENT OF CASH FLOWS

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1995             1994
                                                        ------           ------
OPERATING ACTIVITIES:
Net loss . . . . . . . . . . . . . . . . . . . . .   $(1,568,484)     $ (60,558)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Depreciation . . . . . . . . . . . . . . . . . .        68,708         44,100
  Deferred income taxes. . . . . . . . . . . . . .    (1,161,607)       (43,348)
  Rent expense . . . . . . . . . . . . . . . . . .        25,888
  Increase in current assets:
   Accounts receivable, net. . . . . . . . . . . .      (136,428)        (9,654)
   Unbilled revenue. . . . . . . . . . . . . . . .        (4,037)        (3,800)
   Other assets. . . . . . . . . . . . . . . . . .        (8,939)          (460)
  Increase in current liabilities:
   Accounts payable. . . . . . . . . . . . . . . .        41,073          8,422
   Taxes payable . . . . . . . . . . . . . . . . .        56,109
   Accrued expenses. . . . . . . . . . . . . . . .        80,469         13,834
   Deferred revenues . . . . . . . . . . . . . . .     2,882,625        109,672
                                                       ---------        -------
   Net cash provided for operating activities. . .       275,377         58,208
INVESTING ACTIVITIES:
Acquisition of property and equipment. . . . . . .      (213,163)       (47,612)
                                                        ---------       --------
    Net cash used for investing activities . . . .      (213,163)       (47,612)
                                                        ---------       --------
FINANCING ACTIVITIES:
Stock options exercised. . . . . . . . . . . . . .       128,750
Purchase of treasury stock . . . . . . . . . . . .        (8,750)          --
                                                        ---------       -------
    Net cash provided by financing activities. . .       120,000           --
                                                        --------        -------
Increase in cash and cash equivalents. . . . . . .       182,214         10,596
Cash and cash equivalents, beginning of year . . .        34,184         23,588
                                                        --------        -------

Cash and cash equivalents, end of year . . . . . . $     216,398  $      34,184
                                                   -------------  -------------
                                                   -------------  -------------



                 See accompanying Notes to Financial Statements.

                       WESELEY SOFTWARE DEVELOPMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

1.        ORGANIZATION

          DESCRIPTION OF BUSINESS

          Weseley Software Development Corp. (the "Company" or "Weseley") develops, markets and supports software management products and provides related services which are utilized by a variety of companies to manage their shipping processes.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The policies utilized by the Company in the preparation of the financial statements conform to generally accepted accounting principles, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

          REVENUE RECOGNITION

          Revenue from the sale of software licenses is recognized upon installation of the software providing that no significant vendor obligations remain and collection of the related receivable is deemed probable. Cost and expenses, primarily direct labor and materials, related to installation are recorded as cost of sales as the related revenues are recognized.

          UNBILLED REVENUE

          Revenues for services rendered in the installation or maintenance of software which have not been billed at the end of the year are recorded as unbilled revenue.

          DEFERRED REVENUES

          Revenues related to sales of maintenance service contracts, which are billed at the inception of the contract, are deferred and recognized ratably over the term of the contract.

          COST OF SALES

          For purposes of estimating the cost of sales relating to installation and maintenance services revenues, the Company includes all of its customer service expenses plus an allocation of certain other expenses based upon estimates made by management.

          CASH AND CASH EQUIVALENTS

          All highly liquid investments with a maturity of three months or less at date of purchase are considered to be cash equivalents.

          CONCENTRATION OF CREDIT RISK

          The Company sells its products to a variety of manufacturing companies throughout the United States and generally does not require collateral (see also
Note 6). The Company maintains reserves for potential credit losses and historically such losses have been within management's expectations.

                       WESELEY SOFTWARE DEVELOPMENT CORP.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          PROPERTY AND EQUIPMENT


          Property and equipment are carried at cost. Upon sale or other disposition, the cost and related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in income. Property and equipment consists of:

                                                               December 31,
                                                           ---------------------
                                                              1995       1994
                                                            --------   --------
          Computer equipment . . . . . . . . . . . . .      $287,632   $ 84,925
          Office furniture and fixtures. . . . . . . .        90,177     79,721
                                                             -------    -------
                                                             377,809    164,646
          Less accumulated depreciation. . . . . . . .      (154,788)   (86,080)
                                                             -------    -------
                                                            $223,021   $ 78,566
                                                            --------   --------

          Depreciation is provided on equipment and furniture using the straight-line method over the estimated useful life (5 years) of each asset. Maintenance and repairs are expensed as incurred.

          RESEARCH AND DEVELOPMENT COSTS

          Research and development costs are charged to expense as incurred. During 1995 and 1994, none of these expenses qualified for capitalization under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed."

          INCOME TAXES

          The Company utilizes SFAS No. 109, "Accounting for Income Taxes." Income taxes are based upon income for financial reporting purposes and deferred income taxes are provided for the temporary differences between the financial reporting bases and the income tax bases of the Company's assets and liabilities. The tax rates expected to be in effect when such differences are reflected in the Company's income tax returns are used in calculating the deferred tax asset or liability. The major temporary differences that give rise to deferred taxes are primarily the result of the Company using the cash basis of accounting for income tax reporting purposes. See Note 3 for additional information.

          EARNINGS PER SHARE INFORMATION

          Given the historical organization and capital structure of the Company, earnings per share information is not considered meaningful or relevant and has not been presented in the accompanying financial statements or the notes thereto.

                       WESELEY SOFTWARE DEVELOPMENT CORP.

3.        INCOME TAXES

          Income tax benefit is comprised of the following:

                                                      Year ended December 31,
                                                     -------------------------

                                                         1995           1994
                                                        ------         ------
     Current:
       Federal . . . . . . . . . . . . . . . . .     $    40,871   $    --
       State . . . . . . . . . . . . . . . . . .          15,238        --
                                                     -----------   ------------
                                                          56,109        --
     Deferred:
       Federal . . . . . . . . . . . . . . . . .        (846,145)       (31,574)
       State . . . . . . . . . . . . . . . . . .        (315,462)       (11,774)
                                                        --------        -------
                                                      (1,161,607)       (43,348)
                                                       ---------        -------
                                                     $(1,105,498)     $ (43,348)
                                                       ---------        -------

     A reconciliation of the income tax benefit at the statutory federal income tax rate to reported income tax benefit per the accompanying financial statements is as follows:

                                                      Year ended December 31,
                                                      -----------------------

                                                          1995         1994
                                                        --------     ---------
     Income tax benefit at statutory rate. .         $  (909,154)  $  (35,328)
     Benefit resulting from:
          State taxes (net of federal) . . .            (196,344)      (8,020)
                                                      ----------    ---------
                                                     ($1,105,498)  $  (43,348)
                                                      ----------    ---------

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                            December 31,
                                                            ------------
                                                         1995            1994
                                                        ------          ------
          Deferred revenues. . . . . . . . . . . . .  $1,374,073      $  71,948
          Accounts payable . . . . . . . . . . . . .      47,069         28,484
          Allowance for doubtful accounts. . . . . .       9,050
          Other accruals . . . . . . . . . . . . . .      11,714            706
                                                       ---------        -------
               Total deferred tax assets . . . . . .   1,441,906        101,138
                                                       ---------        -------
          Accounts receivable. . . . . . . . . . . .    (163,527)       (92,744)
          Other. . . . . . . . . . . . . . . . . . .    (124,419)       (16,041)
                                                       ---------        -------
               Total deferred tax liabilities. . . .    (287,946)      (108,785)
                                                       ---------       --------
               Net deferred tax asset (liability). .  $1,153,960       $ (7,647)
                                                      ----------      ---------

                       WESELEY SOFTWARE DEVELOPMENT CORP.

4.        STOCK OPTION PLANS

          The Company has a nonqualified stock option plan whereby the Company may grant stock options to key employees for an option price of at least the fair market value of the stock on the date of grant. The options vest three years after the date of grant, during which time they are subject to repurchase provisions at the option of the Company. In connection with the sale of the Company, as further discussed in Note 7, all issued options vested on November 21, 1995. Changes under this plan were as follows:

                                                                Average exercise
                                                       Shares    price per share
                                                       ------   ----------------
          Shares subject to plan . . . . . . . . .       100
                                                        ----
          Options outstanding, January 1, 1994 . .        41        $ 2,183
                                                        ----
          Options outstanding, January 1, 1995 . .        41          2,183
               Options issued. . . . . . . . . . .        12          4,000
               Options exercised . . . . . . . . .       (53)        (2,429)
                                                         ----
          Options outstanding, December 31, 1995 .       --            --
                                                         ----

5.        EMPLOYEE RETIREMENT AND PROFIT SHARING PLANS

          The Company has two defined contribution benefit plans covering substantially all regular full time employees of the Company who are at least 21 years of age and have at least 12 months of service. No employee contributions to the plans are allowed except for roll-over contributions from another retirement plan upon the inception of employment. The Company makes contributions to the retirement plan once per year in an amount equal to 10% of each participant's compensation for the plan year. The Company makes contributions to the profit sharing plan once per year on a discretionary basis.

          Employer contributions to the plans during the years ended
December 31, 1995 and 1994 were $85,531 and $34,585, respectively. Employees vest in the plans' assets ratably over a five-year period.

6.        SIGNIFICANT CUSTOMERS

          Two customers comprised approximately 38% and 9% of net accounts receivable and 26% and 13% of net sales as of and for the year ended
December 31, 1995, respectively. Three customers comprised approximately 48%, 1% and 0% of accounts receivable and 21%, 14% and 12% of net sales as of and for the year ended December 31, 1994, respectively.

7.        SIGNIFICANT EVENTS

          SALE OF THE COMPANY

          On January 29, 1996, the Company consummated the sale of all of its outstanding stock to McHugh, Freeman & Associates, Inc., a wholly owned subsidiary of Alvey Systems, Inc., for a purchase price of approximately $15,000,000 in cash. In addition, subject to the continued employment of the former principal owner of Weseley and other conditions, certain designated employees of Weseley will have an opportunity to earn stay bonuses in the aggregate amount of $625,000 per year for each of eight years and employment incentive compensation up to an aggregate maximum of $13,000,000 which would be payable over time. The accompanying financial statements reflect the historical, pre-acquisition basis of accounting.

                       WESELEY SOFTWARE DEVELOPMENT CORP.

          DISTRIBUTION CONTRACT AND EMPLOYEE BONUSES

          On November 2, 1995, the Company entered into a distribution contract with GE Capital Transportation Services Corporation ("GECTS") whereby GECTS has been granted exclusive distribution rights on certain software currently under development and to be manufactured by the Company (TRACS Version 3.0) in exchange for a non-refundable prepaid fee of $2,500,000. During the seven year term of the contract, for any licenses of such software sold by GECTS, the Company shall perform all services required in connection with the license, including software customization, installation, training and maintenance. The Company is entitled to and will receive additional payments based upon the actual services performed. The contract also provides for additional payments, based on a percentage of the suggested retail list price of the software licenses (as defined in the contract), to the Company should sales of the software licenses and related installation, training and maintenance fees exceed $2,850,000. Fees of approximately $2,500,000 received under this contract are reflected as deferred revenues in the accompanying balance sheet at December 31, 1995. Such fees will be recorded as revenue as related software licenses are sold by GECTS or ratably over the life of the contract, whichever is greater.


          On December 31, 1995, the Company paid and charged to income an aggregate of $3,000,000 in bonuses to certain of its employees.

8.        COMMITMENTS AND CONTINGENCIES

          The Company has various obligations under long-term operating leases. The aggregate minimum rental commitments for the years ended December 31 under all noncancellable long-term operating leases are as follows: 1996 - $63,621; 1997 - $82,984; 1998 - $83,400; 1999 - $82,631; and 2000 - $58,328.

          Total rental expenses under all noncancellable long-term operating leases and various monthly equipment rentals was $130,200 and $99,538 for the years ended December 31, 1995 and 1994, respectively.

          The Company is party to certain lawsuits. Management and legal counsel do not expect the outcome of any litigation to have a material adverse effect on the Company's financial position, results of operations or liquidity.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    ALL TENDERED OLD NOTES, EXECUTED LETTERS OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE DIRECTED TO THE EXCHANGE AGENT. QUESTIONS AND REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THE PROSPECTUS, THE LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE ADDRESSED TO THE EXCHANGE AGENT AS FOLLOWS:

                     BY HAND, REGISTERED OR CERTIFIED MAIL
                             OR OVERNIGHT CARRIER:
                              THE BANK OF NEW YORK
                           101 BARCLAY STREET, 7 EAST
                             REORGANIZATION SECTION
                           NEW YORK, NEW YORK, 10286
                          BY FACSIMILE: (212) 571-3080
                      CONFIRM BY TELEPHONE: (212) 815-2742

    (ORIGINALS OF ALL DOCUMENTS SUBMITTED BY FACSIMILE SHOULD BE SENT PROMPTLY BY HAND, OVERNIGHT COURIER, OR REGISTERED OR CERTIFIED MAIL)

    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                   OFFER TO EXCHANGE ALL OUTSTANDING 11 3/8%
                       SENIOR SUBORDINATED NOTES DUE 2003
                  ($100,000,000 PRINCIPAL AMOUNT) FOR 11 3/8%
                       SENIOR SUBORDINATED NOTES DUE 2003

                                     [LOGO]

                             ----------------------

                              P R O S P E C T U S

                             ----------------------

                                            , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                       PART II


                        INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

              Section 145(a) of the Delaware General Corporation Law (the
"GCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

              Section 145(b) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

              Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, such officer or director shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under
Section 145.

              As permitted by Section 102(b)(7) of the GCL, the Company's and Pinnacle's Certificates of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

              The Company's and Pinnacle's Bylaws require that directors and officers be indemnified to the maximum extent permitted by Delaware law.

              The Company and Pinnacle have entered into indemnity agreements with each of its directors requiring that the Company and Pinnacle pay on behalf of each director party thereto any amount that he or she is or becomes legally obligated to pay because of any claim or claims made against him or her because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he or she commits or suffers while acting in his or her capacity as a director of the Company and Pinnacle and solely because of his or her being a director. Under the General Corporation Law, absent such an indemnity agreement, indemnification of a director is discretionary rather than mandatory (except in the case of a proceeding in which a director is successful on the merits). Consistent with the Bylaws of the Company and Pinnacle provision on the subject, the indemnity agreements require the Company or Pinnacle to make prompt payment of defense and investigation costs and expenses at the request of the director in advance of indemnification, provided that the recipient undertakes to repay the amounts if it is ultimately determined that he or she is not entitled to indemnification for such expenses and provided further that such advance shall not be made if it is determined that the director acted in bad faith or deliberately breached his or her duty to the Company and Pinnacle or their stockholders and, as a result, it is more likely than not that it will ultimately be determined that he or she is not entitled to indemnification under the terms of the indemnity agreement. The indemnity agreements make the advance of litigation expenses mandatory absent a special determination to the contrary, whereas under the General Corporation Law absent such an indemnity agreement, such advance would be discretionary. Under the indemnity agreement, the director is permitted to petition the court to seek recovery of amounts due under the indemnity agreement and to recover the expenses of seeking such recovery if he or she is successful. Without the indemnity agreement, the Company would not be required to pay or reimburse the director for his or her expenses in seeking indemnification recovery against the Company. By the terms of the indemnity agreement, its benefits are not available if the director has other indemnification or insurance coverage for the subject claim or, with respect to the matters giving rise to the claim, (i) received a personal benefit, (ii) violated section 16(b) of the Securities Exchange Act of 1934, as amended, or analogous provisions of law or (iii) committed certain acts of dishonesty. Absent the indemnity agreement, indemnification that might be made available to directors could be changed by amendments to the Company's Certificate of Incorporation or Bylaws.

              Pursuant to Section 8 of the Purchase Agreement, the Initial Purchaser agreed to indemnify the Company and its directors and officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended, to the extent provided in the Purchase Agreement.

ITEM 21.  EXHIBITS.
(a)  Exhibits.

Exhibit                                                           Sequentially
Number                      Description                           Numbered Page
- ------                      -----------                           -------------

 *        Certificate of Incorporation of Alvey Systems, Inc.
*3.1
*3.2      Bylaws of Alvey Systems, Inc.
*4.1      Indenture
*4.2      Form of Note (included in Exhibit 4.1)
*5.1      Opinion of Gibson, Dunn & Crutcher as to the legality
          of the Notes.
*10.1    Recapitalization Agreement, dated as of September 28,
          1995, by and among Pinnacle Automation, Inc., Alvey
          Systems, Inc. and the Selling Stockholders listed on Schedule A thereto
*10.2 Equity Purchase and Sale Agreement, dated as of December 13, 1995, by and among Pinnacle Automation, Inc., Alvey Systems, Inc., James M. Schloeman and each of the other persons or entities listed on Schedule A thereto

Exhibit                                                           Sequentially
Number                      Description                           Numbered Page
- ------                      -----------                           -------------
*10.3    Equity Purchase and Sale Agreement, dated as of
          January 24, 1996, by and among Pinnacle Automation,
          Inc., Alvey Systems, Inc. and Atlantic Equity
          Corporation
*10.4    Amended and Restated Stockholders Agreement, dated as
          of January 11, 1996, by and among Pinnacle Automation,
          Inc., each of the Management Stockholders (as defined
          therein), the Raebarn Stockholders (as defined therein)
          the Series C Holders (as defined therein) and the
          Warrantholders (as defined therein)
*10.5    Consulting Agreement, dated as of December 31, 1995, by
          and among Pinnacle Automation, Inc., Alvey Systems,
          Inc. and Mammoth Capital Inc.
*10.6    Termination Agreement, dated as of December 31, 1995,
          by and among Pinnacle Automation, Inc., Alvey Systems,
          Inc., and Lafarick, Inc.
*10.7    Investment Agreement, dated as of December 12, 1995,
          by and among Pinnacle Automation, Inc., Vestar Equity
          Partners, L.P., Chemical Equity Associates and Hancock
          Venture Partners IV--Direct Fund, L.P., as amended
*10.8    Registration Rights Agreement, dated as of January 24,
          1996, by and among Pinnacle Automation, Inc., Vestar
          Equity Partners, L.P., Chemical Equity Associates,
          Hancock Venture Partners IV--Direct Fund, L.P., and
          the other persons listed on the schedules thereto
*10.9    Consulting Agreement, dated as of January 24, 1996, by
          and among Pinnacle Automation, Inc., Alvey Systems,
          Inc. and Vestar Capital Partners
*10.10   Purchase Agreement, dated January 19, 1996, by and
          among Alvey Systems, Inc., Pinnacle Automation, Inc.
          and NationsBanc Capital Markets, Inc.
*10.11   Indenture, dated as of January 24, 1996, by and between
          Alvey Systems, Inc. and The Bank of New York
*10.12   Registration Rights Agreement, dated as of January 24,
          1996, by and among Alvey Systems, Inc., Pinnacle
          Automation, Inc. and NationsBanc Capital Markets, Inc.
*10.13   Credit Agreement, dated as of January 24, 1996, among
          Alvey Systems, Inc., the lenders named therein and
          NationsBank N.A.
*10.14   Pledge and Security Agreement, dated as of January 24,
          1996, by Alvey Systems, Inc., as pledgor, in favor of
          NationsBank, N.A.
*10.15   Pledge and Security Agreement, dated as of January 24,
          1996, by Pinnacle Automation, Inc., as pledgor, in
          favor of NationsBank, N.A.
*10.16   Security Agreement, dated as of January 24, 1996, by
          Alvey Systems, Inc., and its subsidiaries, in favor of
          NationsBank, N.A.
*10.17   Non-Competition, Working Capital Guarantee and Security
          Agreement, dated April 15, 1992, by and among the
          Company, Busse Bros, Inc., Eugene H. Busse and First
          Wisconsin Trust Company
*10.18   Non-Competition, Working Capital Guarantee and
          Security Agreement, dated April 15, 1992, by and among
          the Company, Busse Bros, Inc., Sheldon C. Busse and
          First Wisconsin Trust Company
*10.19   Non-Competition, Working Capital Guarantee and
          Security Agreement, dated April 15, 1992, by and among
          the Company, Busse Bros, Inc., Lois B. Biel and First
          Wisconsin Trust Company
*10.20   Stock Purchase Agreement by and among Pinnacle
          Automation, Inc., Alvey Systems, Inc., McHugh, Freeman
          & Associates, Inc., Weseley Software Development Corp.
          and the other signatories thereto, dated December 20, 1995.

Exhibit                                                           Sequentially
Number                      Description                           Numbered Page
- ------                      -----------                           -------------
*10.21   Asset Purchase Agreement dated as of May 9, 1995 by
          and among Pinnacle Automation, Inc., Alvey Systems,
          Inc., The Buschman Company, Diamond Machine Co. and
          IMH of Lynchburg, Inc.
*10.22   Lease Agreement, dated December 31, 1986, by and among
          Boright Realty and White Storage & Retrieval Systems,
          Inc.
*10.23   Amended and Restated Employment Agreement, dated May
          31, 1995, by and among Pinnacle Automation, Inc. and
          William R. Michaels
*10.24   Amended and Restated Employment Agreement, dated June
          27, 1995, by and among Pinnacle Automation, Inc.
          and Michael J. Tilton

*10.25   Amended and Restated Employment Agreement, dated June
          27, 1995, by and among Pinnacle Automation, Inc. and
          Stephen J. O'Neill

*10.26   Employment Agreement, dated March 9, 1994, by and among
          The Buschman Company and Christopher C. Cole
*10.27   Employment Agreement, dated December 14, 1993, by and
          among White Storage & Retrieval Systems, Inc. and Donald
          J. Weiss
 12       Statement re:  Computation of Ratios
*21       List of Subsidiaries
 23.1     Independent Auditors' Consents

*23.2 Consents of Gibson, Dunn & Crutcher (to be included in its opinion filed as Exhibit 5.1)


*24       Power of Attorney (included on pages II-4 through II-6)
*25       Form T-1, Statement of Eligibility under the Trust
          Indenture Act of 1939 of The Bank of New York (3 copies bound separately)

- --------------------------
*Previously filed.


(b)  Financial Schedules.

     SCHEDULE NO.                       DESCRIPTION

        II           Rule 12-09 Valuation and Qualifying Accounts and Reserves
of Registrant.

              Schedules other than those listed above have been omitted because of the absence of conditions under which they are required or because the information required is set forth in the financial statements of the notes thereto.


ITEM 22.  UNDERTAKINGS.

              (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

              (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

              (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                      SIGNATURES



              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 6, 1996.



                                  ALVEY SYSTEMS, INC.

                                  By:  /s/ William R. Michaels
                                        ----------------------------------
                                       William R. Michaels
                                       Chairman of the Board and Chief
                                       Executive Officer




              Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in their capacities and on the dates indicated.


     SIGNATURE                    TITLE                              DATE
    -----------                  -------                            ------



     /s/ William R. Michaels     Chairman of the Board and          May 6, 1996
- -----------------------------     Chief Executive Officer
     William R. Michaels            (Principal Executive Officer)




     /s/ James A. Sharp         Vice President, Chief Financial     May 6, 1996
- -----------------------------   Officer, Treasurer and Assistant
     James A. Sharp                  Secretary(Principal Financial
                                     and Accounting Officer)


                  *             Director                            May 6, 1996
- -----------------------------
     Frederick R. Ulrich, Jr.


                  *             Director                            May 6, 1996
- -----------------------------
     Prakash A. Melwani


                  *             Director                            May 6, 1996
- -----------------------------
     Daniel S. O'Connell

                  *             Director                            May 6, 1996
- -----------------------------
    Charles A. Dill



*  By:/s/ James A. Sharp
      ---------------------------------
*     James A. Sharp - Attorney-in-Fact

SCHEDULE II


                                 ALVEY SYSTEMS, INC.

              Rule 12-09 Valuation and Qualifying Accounts and Reserves
                                    (In thousands)


     COLUMN A                COLUMN B     COLUMN C     COLUMN D     COLUMN E    COLUMN F

                             Balance at   Charged to   Charged to               Balance at
  Valuation and              Beginning    Costs and      Other                    End of
Reserve Accounts             of Period    Expenses      Accounts    Deductions    Period

                                      FOR THE YEAR ENDED DECEMBER 31, 1993

Accounts Receivable Reserve     $870        $99          $760(1)     ($454)       $1,275

    (1)  Reflects increase to Accounts Receivable Reserves due to acquisition of White.

Inventory Reserve             $1,442       $478          $723(1)     ($971)       $1,672

    (1)  Reflects increase to Inventory Reserves due to acquisition of White and purchase accounting adjustment related to Busse.

                                      FOR THE YEAR ENDED DECEMBER 31, 1994

Accounts Receivable Reserve   $1,275        $88        ($486)(1)     ($282)         $595

    (1)  Reflects decrease to Accounts Receivable Reserves due to purchase accounting adjustments related to the acquisition of White.

Inventory Reserve             $1,672       $626              $0      ($824)       $1,474

                                      FOR THE YEAR ENDED DECEMBER 31, 1995

Accounts Receivable Reserve     $595       $546              $0      ($317)         $824

Inventory Reserve             $1,474     $1,362              $0      ($784)       $2,052
